DTE Energy

We are always here


and here . . .
and here . . .
and here . . .

2007 Annual Report

We are always here



Performing maintenance work at the Monroe Power Plant. For more on our operations, visit dteenergy.com

Non-utility Businesses

Coal and Gas Midstream includes Coal Services and Gas Pipelines, Processing, and Storage. These non-utility businesses provide fuel, transportation and equipment management services, along with gas storage and the management of a network of natural gas transmission pipelines and gas processing facilities.

Unconventional Gas Production consists of the development and production of natural gas from the Barnett Shale in Texas.

Power and Industrial Projects offer private, utility-like services to select energy-intensive industrial customers. Energy Services creates value in five select industries: Onsite utility services; steel; petroleum coke; pulp and paper; and wholesale power and renewables.

Energy Trading provides energy sourcing and management solutions for municipalities, electric cooperatives, independent power producers, investor-owned utilities and retail energy suppliers. We manage large power generation, gas storage and transportation assets.

Detroit Edison and MichCon have changed from simple electric and gas companies to energy providers powering the lives of more than 3 million residents and businesses in southeast Michigan.

Table of Contents

Today, our utility businesses are entering a period of unprecedented growth. Our non-utility businesses provide products and services that leverage our utility expertise. Because we want a healthy environment for future generations, our legacy of supporting the communities where we live and do business is an important part of who we are. Our purpose remains:

We energize the progress of society.
We make dreams real. We are always here.

Utility Businesses

Detroit Edison: Founded in 1903, Detroit Edison is one of the largest electric utilities in the country serving 2.2 million customers in Michigan. We generate electricity through the use of coal, nuclear fuel, oil, natural gas and hydroelectric output. Our voluntary GreenCurrents program uses power created from renewable sources.

MichCon: Founded in 1849, MichCon is one of the largest natural gas utilities in the country, serving 1.3 million customers in Michigan. We purchase, store, transmit, sell and distribute natural gas. Our BudgetWise billing program helps seniors and low-income customers manage their heating costs throughout the year.

Employees pictured: Avani Saraiya, Eric Rocker, Joshua Ackerman, Cover; Kim McCrary, Donald McQueen, Charles Hyde, Gatefold; Susan Heatherly, Kendra Wilson, Elizabeth Gladson, Marie Hendrickson, Back cover.


We're working 24/7
to give you the best
products and services.

Financial Highlights

(Dollars in Millions, Except Per Share Amounts)	2007	2006	% Change
Operating Revenues			
Electric Utility	$ 4,900	$ 4,737	3.4 %
Gas Utility	1,875	1,849	1.4 %
Non-utility	2,037	2,045	-0.4 %
Corporate & Other	(15)	5	N/A
Eliminations	(291)	(477)	N/A
	$ 8,506	$ 8,159	4.3 %
Net Income			
Electric Utility	$ 317	$ 325	-2.5 %
Gas Utility	70	50	40.0 %
Non-utility	(102)	75	N/A
Corporate & Other	502	(61)	N/A
	787	389	102.3 %
Discontinued Operations	184	43	N/A
Cumulative Effect of Accounting Changes	–	1	–
	$ 971	$ 433	124.2 %
Diluted Earnings Per Share			
Electric Utility	$ 1.86	$ 1.82	2.2 %
Gas Utility	0.41	0.28	46.4 %
Non-utility	(0.60)	0.44	N/A
Corporate & Other	2.95	(0.36)	N/A
	4.62	2.18	111.9 %
Discontinued Operations	1.08	0.24	N/A
Cumulative Effect of Accounting Changes	–	0.01	–
	$ 5.70	$ 2.43	134.6 %
Dividends Declared Per Share	$ 2.12	$ 2.075	2.2 %
Dividend Yield	4.8 %	4.3 %	11.6 %
Average Common Shares Outstanding (Millions)			
Basic	169	177	-4.5 %
Diluted	170	178	-4.5 %
Book Value Per Share	$ 35.86	$ 33.02	8.6 %
Market Price at Year End	$ 43.96	$ 48.41	-9.2 %
Total Market Capitalization	$ 7,176	$ 8,575	-16.3 %
Capital Expenditures	$ 1,299	$ 1,403	-7.4 %
Total Assets	$ 23,754	$ 23,785	-0.1 %

Chairman's Letter


At work, at home
and at play.
We are always here.

Tony Earley, chairman and chief executive officer.

If you look at our company today, you'll notice some subtle – but significant – changes from a year ago.

- We intensified our focus on our utilities.
- We redefined our non-utility strategy.
- And we accelerated our drive for excellence.

But through this shift – and others that have preceded it – our purpose has remained constant:

- We energize the progress of society.
- We make dreams real.
- We are always here.

The cover of this year's annual report is meant to highlight our important role in powering every aspect of your life – at work, at home and at play. We are always here.

When I look out of my office window I can be pretty confident that almost everyone I see – for as far as I can see – is a DTE Energy customer. This is a source of great satisfaction and an incredible responsibility that I take very seriously.

After all, we've been serving our natural gas customers for more than 150 years and our electric customers for more than a century. Our challenge now is to build an energy infrastructure that will meet our customers' energy needs for the next 100 years, while keeping rates affordable. This will require major changes to our existing regulatory environment.

DTE Energy has a proud history and a bright future. I believe we have the potential to be recognized as one of the leading players in our industry.

To reach our target, we must aspire to excellence in everything we do.

We must:

- Achieve top-quartile performance in costs, quality and customer service.
- Remain true to our core values of respect, integrity, safety, customer service, learning and business success.
- Continue our commitment to environmental stewardship.
- Aspire to the highest levels of safety – for our employees, contractors, customers and communities.
- Build on our long history of support for our communities, both culturally and economically.
- Work with our legislators and regulators to create an environment that supports cost recovery of our investments in infrastructure and environmental controls.

Our customers, employees and shareholders deserve nothing less.

This annual report describes our journey to position DTE Energy for continued growth and exceptional customer service. In the letter that follows, Gerry Anderson, our president and chief operating officer, will outline how we intend to get there.

Thank you for your continued support as we prepare for the exciting opportunities before us.

Anthony F. Earley Jr.
Chairman and Chief Executive Officer
February 29, 2008



President's Letter

Gerry Anderson, president and chief operating officer.

In my letter to you last year, I said that we were beginning a five-year plan to create significant value for our shareholders. I said we would grow our utilities an average of 5 percent to 6 percent a year.

On the non-utility side, I said we would benefit from strong past investments to generate an estimated $800 million of monetization proceeds in 2007.

We achieved our targets. Overall, our utilities delivered solid earnings performance. Although both utilities were impacted by one-time computer system start-up costs, they were able to deliver near authorized return levels driven by cost-control initiatives implemented through year end. In addition, most of our non-utility

President's Letter

businesses saw earnings improvement last year. Our numbers tell a positive story:

- We achieved solid overall utility results. Detroit Edison and MichCon earned near their authorized returns on equity and we continue to target an 11 percent authorized return for them in 2008 and beyond.
- Our non-utility businesses saw improvements in all segments with the exception of Energy Trading. This business returned to a more normal earnings level in 2007 after record trading gains in 2006. Our non-utility growth was driven by higher gas storage and pipeline revenues, increased unconventional gas production in the Barnett Shale and improvements in our power and industrial projects.
- The combination of non-utility asset sales and synfuel proceeds generated $1.5 billion in internal cash resources. This supported approximately $500 million in parent-company debt reduction and $725 million in share repurchases.
- Our attractive dividend yield of approximately 5 percent puts us ahead of most of our peer companies.

Our strategy for consistent growth is working. While the fundamental tenets of that strategy have not changed, we have intensified our focus on growth in our utilities. Moving forward, they are expected to generate more than 80 percent of our net income, with annual growth of 5 percent to 6 percent per year through 2012.

What will drive this growth? Investment in environmental controls, renewables, and new generation capacity will give us the opportunity to grow significantly over the next decade.

Emissions control equipment and technology is fundamentally changing the face of our power generation fleet. In some cases, we're spending more on emissions control equipment than we did to originally build our plants. We spent approximately $219 million in 2007 and expect significant additional investments through 2018 to meet new emission-reduction requirements.

In addition, our investments in new generation capacity could total billions of dollars. Michigan needs one new baseload power plant by 2015 and more plants in the following years, according to a study prepared for the Governor and released by J. Peter Lark, previous chair of the Michigan Public Service Commission.

We want to be part of the solution. We have secured substantial blocks of land that could be home to wind-powered generation, and we expect to submit a license application for a new nuclear unit at our Fermi 2 site. Both of these potential investments could materially alter our carbon dioxide (CO_2) emissions. However, the current regulatory environment in Michigan discourages investments like these. This must change now.

Comparison of Cumulative Five-Year Total Return


Value of $100 Invested December 31, 2002
(Includes Reinvested Dividends)
$300
$250
$200
$150
$100
$ 50
$ 0
2002
2003
2004
2005
2006
2007
DTE Energy Company
S&P 500 Index
S&P 500 Multi-Utilities Index

This graph indicates the performance of the company's common stock for a five-year period as compared to the "S&P 500" Index and Multi-Utilities. This is a historical representation and, as such, is not indicative of future performance relative to the indices.

Total Return To Shareholders (Includes Reinvestment of Dividends)

	Base	Indexed Returns				
	Period	Years Ending December				
Company / Index	2002	2003	2004	2005	2006	2007
DTE Energy Company	$ 100	$ 89.56	$102.97	$107.89	$126.94	$120.56
S&P 500 Index	$ 100	$128.68	$142.69	$149.70	$173.34	$182.86
S&P 500 Multi-Utilities Index	$ 100	$140.17	$167.11	$195.58	$228.32	$253.12

While we're preparing the license application for a new nuclear unit at Fermi 2, we won't make the final decision to build until there is more certainty around our ability to recover our investment. We believe the best way to begin is to reform Michigan's law governing electric customer choice. It's also important that our state adopt policies to encourage renewable energy sources and energy efficiency.

Our natural gas utility will grow through infrastructure development and by broadening our product offering to customers. We're expanding our pipeline and gas storage capacity to meet growing demand. We're also exploring ways to reach previously untapped customers.

As we execute our utility growth agenda, we must carefully balance investments, customer affordability and customer satisfaction.

At the same time we're positioning our utilities for growth, we're adjusting our non-utility strategy toward an emphasis on value creation.

- We expect to sell a 50-percent interest in a portfolio of 15 power and industrial projects. When completed in 2008, this transaction is expected to raise approximately $650 million in pretax proceeds.
- We simplified our non-utility portfolio by selling two natural gas peaker plants.
- We tapped the value of our unconventional gas business by selling our Antrim Shale holdings for pretax proceeds of $1.2 billion.
- We sold a portion of our Barnett Shale gas properties in Texas for approximately $250 million, yielding more than a 100-percent return on our investment.

Our year-end stock performance, however, was a disappointment. Strong performance earlier in the year was offset by investor reaction in December to a number of company announcements. These included a delay in our power and industrial transactions and share repurchase plan, as well as the release of 2008 earnings guidance. Today our 2008 outlook has strengthened as a result of our solid 2007 results. As this annual report went to press, our stock performance was once again building momentum, outperforming the S&P 500 by 4 percent through February 2008.



Our new 107-acre Chicago Fuels Terminal provides fuel blending, storage and transportation services.

I believe that the decade will be a period of sustained investment growth for our company:

- Detroit Edison will grow its asset base through investments in new capacity, renewables and environmental controls.
- MichCon will grow as a result of tight natural gas supplies that create new opportunities for our gas exploration and production, and storage and pipelines businesses.
- Our non-utility businesses will focus on building value. We plan to continue to build our unconventional gas and gas midstream businesses, grow our coal marketing and transportation business, pursue more on-site energy services, and build our landfill gas recovery business.

I appreciate your confidence in our company and look forward to a successful 2008.

Gerard M. Anderson
President and Chief Operating Officer
February 29, 2008

Our customers expect that we are always here – that the lights go on when the switch is flipped, and the power comes back after a storm shuts it down.

Detroit Edison



We are always here, in good weather and in bad, to provide the products and services that our customers expect. Doing our job day and night – and doing it right – involves a vast network of employees, infrastructure and equipment. That's why Detroit Edison expects to spend approximately $600 million annually over the next several years for power plant efficiency, electric system maintenance, reliability upgrades and line clearance – all of which will bring direct benefit to our customers.

Pole top maintenance work is completed in conjunction with line clearance and incorporates visual inspections and thermal scans. To supplement these infrastructure upgrades, we're also working on poor-performing pockets of circuits to resolve complaints from customers who have frequent outages. A small percentage of transformers are behind a majority of these complaints.

"We want to find the root cause of these outages and make the corrections necessary to improve performance," says Joe Matusz, senior engineering specialist.

Overall, our electrical system is one of the most reliable in the nation. Detroit Edison ranks in the first quartile of utility companies with the fewest system interruptions when compared with more than 95 other utilities across the U.S. and Canada. Continuing line clearance and pole top maintenance work, and concentrating on other reliability

Here at the Monroe Power Plant, Claire Jennings, an environmental compliance specialist, tests air samples. For more on what DTE Energy does to monitor the impact of our operations and keep the environment safe for our customers, visit our Corporate Responsibility Report at dteenergy.com/crreport



Linemen Charles Dortenzio and James Shaw work on a distribution circuit. This work requires trimming 1,200 trees, repairing 101 pole tops and replacing roughly eight outdated poles.

programs, such as breaker replacement and secondary power line improvements, are all part of our commitment to deliver the energy our customers need, when they need it.

Electric reliability is critical in satisfying our customers, but it's not the only driver. We recognize that all of the work we do – whether it's in an office, a power plant, in the field or on the phone – affects the quality of our service. And we're working hard to improve.



We spent the early months of 2007 taking a hard look at our customer service practices to identify improvement opportunities, then implemented changes. We added a touchtone option to our automated telephone system and enhanced the training of our customer representatives. We revised some payment policies and processes to better meet the needs of customers struggling to pay their bills. We created more effective customer communications.

This is just the beginning. Our goal is to exceed the expectations of our customers who want reliable service at a good price, helpful and courteous treatment, and clear communications by a company that cares. We intend to give them that – and more.

Visit us online at
dteenergy.com

The statistics are staggering. 7,000 tons of structural steel and ductwork. 3.5 million labor hours. Approximately $219 million spent in 2007, with an estimated investment of $2.4 billion through 2018.

Detroit Edison

Installation of emissions control equipment and technologies are fundamentally changing the face of Detroit Edison's power generation fleet.

The Monroe Power Plant, located near the shores of Lake Erie, has four power-generating units that produce more than 3,000 megawatts of electricity. Monroe is one of the nation's largest and most efficient coal-fired plants, comprising nearly 30 percent of Detroit Edison's capacity. Adding selective catalytic reduction equipment, or SCRs to the units, will help reduce 90 percent of nitrogen oxide (NOx) emissions. Other equipment will control more than 95 percent of sulfur dioxide emissions and reduce mercury emissions 80 percent, with further reductions planned.

Detroit Edison's cleanest electric generating asset is the 1,130 megawatt Fermi 2 nuclear power plant. Nuclear energy is safe, cost effective and does not emit carbon or other greenhouse gases. We believe it, along with an expansion of our renewable investments, is the best option to meet our state's growing needs and emerging carbon restraints. We're currently preparing a license application to build a second nuclear unit at our Fermi 2 site, although the state's current regulatory structure contains stumbling blocks to new plant construction. The partially regulated and partially competitive structure in Michigan must change to provide the certainty required for new power plant investments.



Environmental installations at the Monroe Power Plant will help us reduce a majority of nitrogen oxide and sulfur dioxide emissions. More than 400 permanent and 500-800 temporary construction workers are assigned to the project, making the plant one of the largest employers and taxpayers in Monroe County.

Our Environment

At DTE Energy, we believe that our obligation to serve our customers and the community goes beyond the delivery of safe, reliable and economical energy products and services. We are committed to enhancing the quality of life for today's society and future generations. Environmental stewardship and conservation of the earth's natural resources is at the heart of that commitment. For DTE Energy, environmental stewardship starts with operating our facilities, land and equipment in a manner that complies with or exceeds governmental standards and is protective of our employees, customers and surrounding communities.

It is our responsibility to produce readily available, affordable energy today while providing a cleaner, greener world tomorrow. This philosophy drives the environmental programs that we support.

Detroit Edison's GreenCurrents renewable energy program, for example, encourages generation of electricity from wind, biomass and other sources. More than 6,800 customers enrolled for GreenCurrents in 2007. Three Michigan-based companies, one of which turns cow manure into usable electricity, supply GreenCurrents. Sites in the Thumb area of the state are also being tested for possible wind-energy production.

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dteenergy.com

All of Detroit Edison's coal-fired power plants, the Fermi 2 nuclear plant, several MichCon facilities and other organizations within DTE Energy, either currently do, or soon will meet certification requirements of ISO 14001, an international quality standard for environmental management systems (EMS). EMS is the name given to the continual cycle of planning, implementing, reviewing and improving the environment. While each of our DTE Energy facilities already follows an EMS to ensure that we are in compliance with environmental regulations at the federal, state and local levels, ISO 14001 raises the bar. With ISO 14001, employees share their best environmental practices, systematically reduce waste and achieve greater operational efficiency.

The Energy Partnership group, a team of highly experienced energy efficiency engineers within Detroit Edison, was formed in 1993. Since then, it has helped large industrial customers reduce their annual energy consumption by as much as 20 percent. Forty-nine on-site energy experts and 11 engineers work on targeted projects for industrial customers, auto companies and suppliers, and other sites across the country.

On the streets, we're making our fleet of vehicles "green" too. In 2007, we purchased a hybrid lift bucket truck. A hybrid bucket truck can operate up to four hours without running its diesel engine, and the truck can provide 25 kilowatts of power to a facility in an emergency. We're also investing in additional hybrids, which use less gasoline and reduce carbon dioxide emissions. All 800 diesel vehicles in Fleet Operations – including construction equipment, coal handling vehicles, bucket trucks and other light-duty vehicles – will use a biodiesel/diesel fuel blend. "Biodiesel is the best greenhouse gas mitigation strategy for today's medium- and heavy-duty vehicles, and it's helping us move toward a greener fleet," says Doug Malcolm, manager, Fleet.

MichCon is always here – providing peace of mind to our customers in the more than 500 communities that we serve.

MichCon



Here, customer and DTE Energy employee Pat Rankin talks with Thomas Palamera, a distribution general fitter, while Jose Bermudez and Venson Buggs, distribution general fitters, begin the work that ensures hazardous leaks are eliminated quickly. For more on safety and our operations, visit our Corporate Responsibility Report at dteenergy.com/crreport

We touch our customers' lives every day with the products and services that we offer.

Customers like Pat Rankin. In February of 2007 Rankin's neighbor smelled gas, so he called MichCon. Arriving home from his job that evening, Rankin saw a MichCon team working on the front lawn leading to his gas meter. Laboring through frozen ground and frigid temperatures, the team had Rankin's house heated by 10 p.m. that night. "With three kids, ages 6, 3 and 9 months old, it makes the MichCon team's hard work that much more appreciated. The team's efforts through the evening heated my home again," Rankin says. Overall customer satisfaction with MichCon showed significant improvement in 2007.

We've made safety for both customers and employees a top priority in our operations. Each year, we monitor MichCon's vast network of underground pipelines that carry natural gas from production and storage facilities to homes and businesses throughout the state.



MichCon's service area is 14,700 square miles. There are 2,471 miles of transmission and gathering pipelines and 18,390 miles of distribution main pipelines in our territory.

We voluntarily install excess flow valves on as many residential service lines as possible throughout our high-pressure distribution network. If a service line is severed, the excess flow valve is designed to automatically shut off, protecting customers from uncontrolled gas leakage until we can make the proper repairs. In addition, our high-pressure transmission pipelines receive detailed attention to ensure continuing safe service. Special instruments are used to assess the condition of the pipeline, to check for corrosion outside and inside of the pipe, and to address any threats to safety from either the physical environment or by human activity.



Visit us online at
dteenergy.com

We also use sensitive leak-detection equipment to make sure that all of our pipelines operate safely – all the time. Surveys and patrols are conducted on foot, from vehicles and from the air to monitor leaks and construction activity or development encroachment in the pipeline right of way. These programs and others focus on safety for our customers and our employees, 24 hours a day, seven days a week.

Employees were behind the dramatic turnaround in MichCon's safety record from 2005 to 2007. Performance in employee safety went from third-quartile to first-decile, as measured against our American Gas Association industry peers. We understand that we can't achieve our overall growth targets without the full support of our employees, so we're intent on creating a safe and positive environment where they can do their best work every day.



MichCon

Leatha Blessingame has been a long-time Home Protection Plus customer. Here, she talks with service technician John Oman.

The "Home Protection Plus" (HPP) appliance maintenance plan uses a dedicated team of skilled technicians to make same-day service repairs. Our customers trust us and know that we'll respond in an emergency, when their furnace breaks down, or if they report another HPP-covered appliance breakdown. We respond immediately as part of our unwavering commitment to meet our customers' needs.

At the same time we're focusing on our internal operations, we've also increased our natural gas storage capacity and used technology to access base gas that has existed in our fields since they were first developed. Through a settlement with the Michigan Public Service Commission, we can now sell this excess storage inventory and base gas outside of our service territory in Michigan, and to other states. This opens new markets to us and benefits our customers because their share of the gas has led to a reduction in our gas cost recovery (GCR) factor. The average MichCon residential customer will save about $45 as a result of this agreement, depending on trends in natural gas prices.

MichCon's objective during this time frame is to deliver a return on equity of 11 percent and cash from operations that could average $165 million per year, including proceeds from our storage base gas sales.

New compression facilities at our Belle River Mills and West Columbus storage fields are part of a $76 million improvement project that began in 2007. Belle River Mills improvements include additional horsepower and compression, a new high-capacity hydrocarbon removal plant, additional new horizontal wells, an interconnection with the existing gathering system and station modifications. The West Columbus improvements include station modifications, additional wells and a new 24-inch, 2.8-mile system gathering loop. The work, when completed in 2008, will further expand our storage capabilities by 17 billion cubic feet and improve system operation and flexibility.

MichCon provides safety information to customers, public officials and the general public located in the vicinity of our pipelines through bill inserts, mailings, emergency planning meetings and at my.dteenergy.com. For more on DTE Energy's safety record, visit our Corporate Responsibility Report at dteenergy.com/crreport

Our Community

"We are dedicated to supporting programs that strengthen the fabric of our communities by developing the potential of our residents, institutions and infrastructure." – DTE Energy Foundation mission statement

At DTE Energy, we believe that people everywhere generally want the same things – quality communities in which to live and work, a chance to live in harmony with their neighbors, the ability to excel in their livelihoods, a clean environment to pass on to future generations, and, most importantly, a sincere desire to make their community a better place.

And, because improving the quality of life in the communities we serve requires reliable supplies of competitively priced energy, our ability to meet this need is dependent on the efforts of our highly skilled workers. The DTE Energy Foundation, the philanthropic arm of our company, targets its support to programs that encourage an interest in and develop the skills needed to succeed in an increasingly competitive energy industry.

Demand is growing for highly skilled workers and it is becoming essential for Michigan students to have a solid grounding in math. The DTE Energy Foundation awarded $385,000 in grants to Michigan middle schools under its new competitive Math Enrichment Grant Program, launched in 2007. Ranging from $4,000 to $50,000, the grants were awarded to 20 schools located throughout our Michigan service territory. Awards were made to support innovative new programs or expand existing programs.

Overall, the DTE Energy Foundation awarded nearly $7.6 million to a variety of community and civic organizations in 2007.

Our employees volunteer year-round too, in their neighborhoods and communities, and through the Walter J. McCarthy Jr., Awards for Volunteer Leadership. These awards were established to honor Detroit Edison's fourth chairman of our board of directors. Employees who volunteer a minimum of 40 hours per year, and retirees who volunteer a minimum of 80 hours per year, are eligible to receive grants of up to $5,000 for the organizations they support.

Today, our employees volunteer for, and bring their skills to, a variety of programs such as the Muskegon Heat – where Laneta Paskel, a Call Center Representative in Kentwood, Mich., volunteers with youth to develop basketball and social skills. David Asselin, a maintenance journeyman electrician at the Belle River Power Plant, volunteers for Pheasants Forever, where he designs habitat projects for landowners.

The DTE Energy family of companies provides products and services that not only enhance, but are essential to, the quality of life of the communities we serve. As such, we feel we must play a leading role.

We focus our contributions and involvement in support of initiatives and programs that are dedicated to developing the human and economic potential of the communities we serve.

Visit us online at
dteenergy.com

Our energy-related non-utility businesses capitalize on our utility experience and skills. We continually look for new ways to create premium value for our shareholders.

Non-Utility Businesses



We are on site, managing and operating the power plants at two airports and 18 automotive facilities across the country. Here, Brian Lo-Tempio, Chief Engineer, Tonawanda Operations, discusses chilled water and wastewater treatment at an automotive engine manufacturing complex in Tonawanda, N.Y.

In 2007, we simplified our non-utility portfolio to maximize its value. We sold two of our four peaker plants and began transactions to sell a 50-percent interest in a select portfolio of power and industrial projects. We also sold our unconventional gas properties in Michigan for more than $1.2 billion in 2007 and sold a portion of our unconventional gas properties in Texas for $250 million in 2008. We've retained 44,000 acres in the western Barnett Shale for continued development.

We own and manage a network of natural gas storage facilities and transmission pipelines that provide additional opportunities for growth. Our interests in the Vector and Millennium pipelines – serving the Midwest and Northeast markets – are well positioned to take advantage of growing demand. Expansion of Vector is under way and Millennium is under construction.

To accommodate this pipeline growth, we've invested over $100 million since 2004 to



Heather Crider, battery operations team leader, at our Zug Island coke battery. We transform coal into industrial coke that is used by the steel industry.

double the capacity of our Washington 10 and 28 storage fields which are located along the MichCon and Vector pipelines in Michigan.

We are one of the leading operators of natural gas storage in North America.

Another area with strong growth potential is our business serving the steel industry. Our three pulverized coal injection and three coke battery projects help customers realize cost savings by substituting their products for



Visit us online at
dteenergy.com

higher-priced natural gas, oil and industrial coke. We plan to close a deal to purchase an additional coke battery in 2008.

We've also uncovered new opportunities to help pulp and paper mills significantly reduce their energy costs. We supply three mills with pulverized petroleum coke as a replacement fuel.

Over the last 10 years we have developed significant coal transportation, marketing and trading businesses. We intend to grow our position through acquisitions and development of our existing assets. A first step in executing this strategy was the opening of our Chicago Fuels Terminal in April 2007. This full-service facility provides transportation and logistical support for inbound and outbound deliveries of coal and other solid fuels via rail, barge and truck.

Overall, our non-utility businesses benefit from our utility expertise as we continue to create value for our shareholders.



Board of Directors

DTE Energy's Board of Directors is committed to creating long-term value for its shareholders while operating in an ethical, legal, environmentally sensitive and socially responsible manner. Toward that goal, the board performs a number of functions for the company, including:

- Selection of company leaders.
- Oversight of company management.
- Regular assessment of the effectiveness of management policies and decisions, including management's development and execution of the company's strategies.

Anthony F. Earley Jr., 58, has been chairman of the board and chief executive officer since 1998 and was also DTE Energy's president and chief operating officer from 1994 – 2004. He joined the company in 1994, and that same year was elected to the board.

Lillian Bauder, 68, is the retired vice president of Masco Corporation. From 1996 through December 2005, she served as vice president of corporate affairs, Masco Corporation and as vice president, Masco Corporation from January 2006 through December 2006. Bauder was elected to the DTE Energy Board in 1986. (C, N)

W. Frank Fountain Jr., 63, is the senior vice president of external affairs and public policy at Chrysler LLC. He joined Chrysler Corp. in 1973 and has held top leadership positions in the company's corporate controller's office, treasurer's office and government affairs office in Washington, D.C. He was elected to the DTE Energy Board in 2007. (P)

Allan D. Gilmour, 73, is the retired vice chairman of Ford Motor Company. He served as vice chairman from 1992 to 1995, and then again from 2002 until his retirement from Ford in 2005. He was elected to the DTE Energy Board in 1995. Mr. Gilmour is currently the DTE Energy Board Presiding Director. (C, F, O)

Alfred R. Glancy III, 70, has been the director of Unico Investment Company since 1974 and its chairman since 2000. He has been chairman, Unico Investment Group LLC since January 2007. He is the retired chairman and chief executive officer of MCN Energy Group Inc., serving from 1988 through 2001. He joined the DTE Energy Board in 2001. (F, P)

Frank M. Hennessey, 70, has been chairman and chief executive officer of Hennessey Capital LLC since 2002. He is the former chairman of Emco Limited and vice chairman and chief executive officer of MascoTech Inc. He joined the DTE Energy Board in 2001. (A, O)

Committee membership:
A - Audit
C - Corporate Governance
F - Finance
N - Nuclear Review
O - Organization and Compensation
P - Public Responsibility

Pictured from top left are: W. Frank Fountain, Allan Gilmour, Frank Hennessey, Alfred Glancy, John Lobbia, Lillian Bauder, Josue Robles, James Vandenberghe, Tony Earley, Ruth Shaw, Eugene Miller, Charles Pryor, and Gail McGovern.

John E. Lobbia, 66, is the former chairman and chief executive officer of DTE Energy. He retired in 1998. He joined the company in 1965 and has served on the DTE Energy Board since 1988. (F, N)

Gail J. McGovern, 56, is a professor at the Harvard Business School. Prior to that, she was president of Fidelity Personal Investments and executive vice president of consumer markets, AT&T. She was elected to the DTE Energy Board in 2003. (F, P)

Eugene A. Miller, 70, is the retired chairman, president and chief executive officer, Comerica Inc. and Comerica Bank. He retired in 2002. Miller has served on the DTE Energy Board since 1989. (C, F, O)

Charles W. Pryor Jr., 63, has been chairman, Urenco Investments Inc. since January 2007 and was the president and chief executive officer of Urenco Investments Inc. from 2003 to 2006. Prior to that, he was the chief executive officer of Utility Services Business Group of BNFL and the former chief executive officer of Westinghouse Electric Company. He has served on the DTE Energy Board since 1999. (F, N)

Josue Robles Jr., 62, is the President and CEO of the United Services Automobile Association (USAA) and the former executive vice president, chief financial officer and corporate treasurer. A retired U.S. Army Major General, Robles served over 28 years in the military, including assignments as budget director for the Pentagon and Commanding General, 1st Infantry Division, The Big Red One. He was elected to the DTE Energy Board in 2003. (A, P)

Ruth G. Shaw, 60, is a former executive of Duke Energy, and is currently serving as executive advisor to the company's chairman, president and CEO. Shaw joined Duke Energy in 1992, and held a number of executive positions, including president of the Duke Energy Foundation, president and CEO of Duke Power Co. and president of Duke Nuclear. Prior to joining Duke Power, Shaw served as president of Central Piedmont Community College in Charlotte, N.C., and president of El Centro College in Dallas, Texas. Shaw joined the DTE Energy Board in 2008. (N)

James H. Vandenberghe, 58, has been vice chairman, Lear Corporation since 1998. He was elected to the DTE Energy Board in 2006. (A, C)

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"I will work aggressively to ensure that we enter into this next investment cycle with a stable balance sheet that gives us flexibility to execute our growth plan."



Dave Meador, executive vice president and chief financial officer.

Chief Financial Officer's Letter

Our company's financial goals are unchanged:

- Provide consistent returns to shareholders every year.
- Maintain a strong balance sheet with flexibility to execute our growth plans.
- Manage our costs and capital expenses to minimize future rate increases.

What has changed is the larger role Detroit Edison and MichCon will play in achieving these objectives. Our two utilities have an opportunity to significantly grow net income as we accelerate the pace of capital investments to improve system infrastructure, meet environmental mandates and build new generation. Our goal is to generate as much as 80 percent to 90 percent of our net income from our utilities, with 10 percent to 20 percent coming from our non-utility businesses.

To begin this shift, in 2007 we continued our very successful restructuring of our non-utility businesses. Actions to simplify our portfolio will generate an estimated $1.7 billion in cash by early 2008. We will use this cash to return value to shareholders by repurchasing $1 billion in company stock by year end 2008, and by retiring approximately $700 million in parent-company debt.

To be successful, we must aggressively manage our costs, improve our customer service, and maintain a constructive relationship with our regulators.

We devoted significant time and energy to continuous improvement over the last two years to help offset the major capital investments under way, or in planning. We identified more than $300 million in cost reductions, with approximately two-thirds of those initiatives already implemented. This effort was just the beginning.

We are continuing to target performance improvements and cost reductions as a way to carefully manage future rate increases. We're sensitive to the impact of our rates on customers and we're doing everything we can to keep them affordable.

We expect to create significant value for our shareholders over the next five years and beyond. I am committed to attaining 5-percent to 6-percent utility earnings growth and supporting investments in non-utility businesses focused on maximizing shareholder value.

I am proud of our long track record of providing shareholders with a consistently attractive dividend yield. This trend continued in 2007 and as our utility earnings grow, we will consider future dividend increases.

Sincerely,

David E. Meador
Executive Vice President and
Chief Financial Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

DTE Energy is a diversified energy company with 2007 operating revenues in excess of $8 billion and approximately $24 billion in assets. We are the parent company of The Detroit Edison Company (Detroit Edison) and Michigan Consolidated Gas Company (MichCon), regulated electric and gas utilities engaged primarily in the business of providing electricity and natural gas sales, distribution and storage services throughout southeastern Michigan. We operate four energy-related non-utility segments with operations throughout the United States.

The following table summarizes our financial results:

(in Millions, except Earnings per Share)	2007	2006	2005
Income from Continuing Operations	$ 787	$ 389	$ 272
Earnings per Diluted Share	$ 4.62	$ 2.18	$ 1.55
Net Income	$ 971	$ 433	$ 537
Earnings per Diluted Share	$ 5.70	$ 2.43	$ 3.05

The increase for 2007 was primarily due to approximately $370 million in net income resulting from the gain on the sale of the Antrim shale gas exploration and production business of $900 million ($580 million after-tax), partially offset by losses recognized on related hedges of $323 million ($210 million after-tax), including recognition of amounts previously recorded in accumulated other comprehensive income. Net income in 2006 was adversely impacted by the temporary idling of synfuel plants along with associated impairments and reserves, and higher levels of deferrals of potential gains from selling interests in the synfuel plants. Impairments within our Power and Industrial Projects segment also had a negative impact on the results of the 2006 period. The 2006 decrease was partially offset by higher earnings at Detroit Edison, and Energy Trading segment mark-to-market losses in 2005 that did not recur in 2006.

The items discussed below influenced our current financial performance and/or may affect future results:

- Effects of weather and collectibility of accounts receivable on utility operations;
- Impact of regulatory decisions on our utility operations;
- Monetization of our Unconventional Gas Production business;
- Monetization of our Power and Industrial Projects business;
- Results in our Energy Trading business;
- Synfuel-related earnings; and
- Cost reduction efforts and required environmental and reliability-related capital investments.

Utility Operations

Our Electric Utility segment consists of Detroit Edison, which is engaged in the generation, purchase, distribution and sale of electricity to approximately 2.2 million customers in southeastern Michigan.

Our Gas Utility segment consists of MichCon and Citizens Gas Fuel Company (Citizens). MichCon is engaged in the purchase, storage, transmission, distribution and sale of natural gas to approximately 1.3 million residential, commercial and industrial customers throughout Michigan. MichCon also has subsidiaries involved in the gathering and transmission of natural gas in northern Michigan. Citizens distributes natural gas in Adrian, Michigan to approximately 17,000 customers.

Weather – Earnings from our utility operations are seasonal and very sensitive to weather. Electric utility earnings are primarily dependent on hot summer weather, while the gas utility's results are primarily dependent on cold winter weather. Restoration and other costs associated with storm-related power outages lowered pre-tax earnings by $68 million in 2007, $46 million in 2006 and $82 million in 2005.

Receivables – Both utilities continue to experience high levels of past due receivables, especially within our Gas Utility operations, which is primarily attributable to economic conditions and a lack of adequate levels of governmental assistance for low-income customers.

We have taken aggressive actions to reduce the level of past due receivables, including increasing customer disconnections, contracting with collection agencies and working with the State of Michigan and others to increase the share of low-income funding allocated to our customers. In 2006, we sold previously written-off accounts of $43 million resulting in a gain and net proceeds of $1.9 million. The gain was recorded as a recovery through doubtful accounts expense, which is included within Operation and maintenance expense.

Our doubtful accounts expense for the two utilities increased to $135 million in 2007 from $123 million in 2006 and from $98 million in 2005.

The April 2005 Michigan Public Service Commission (MPSC) gas rate order provided for an uncollectible true-up mechanism for MichCon. The uncollectible true-up mechanism enables MichCon to recover ninety percent of the difference between the actual uncollectible expense for each year and $37 million after an annual reconciliation proceeding before the MPSC. The MPSC approved the 2005 annual reconciliation in December 2006, allowing MichCon to surcharge $11 million beginning in January 2007. The MPSC approved the

2006 annual reconciliation in December 2007, allowing MichCon to surcharge $33 million beginning in January 2008. We expect to file the 2007 reconciliation in the first quarter of 2008 requesting an additional surcharge of approximately $33 million including the uncollected balance from 2005 surcharge. We accrue interest income on the outstanding balances.

Regulatory activity – Detroit Edison filed a general rate case on April 13, 2007 based on a 2006 historical test year. The filing with the MPSC requested a $123 million, or 2.9 percent, average increase in Detroit Edison's annual revenue requirement for 2008. On August 31, 2007, Detroit Edison filed a supplement to its April 2007 rate case filing to account for certain recent events. A July 2007 decision by the Court of Appeals of the State of Michigan remanded back to the MPSC the November 2004 order in a prior Detroit Edison rate case that denied recovery of merger control premium costs. Also, the Michigan legislature enacted the Michigan Business Tax (MBT) in July 2007. The supplemental filing addressed the recovery of the merger control premium costs and the enactment of the MBT. The net impact of the supplemental changes results in an additional revenue requirement of approximately $76 million. On February 20, 2008, Detroit Edison filed an update to its April 2007 rate case filing. The update reflects the use of 2009 as the projected test year and includes a revised 2009 load forecast, and 2009 estimates on environmental and advanced metering infrastructure capital expenditures, and adjustments to the calculation of the MBT. See Note 5 of the Notes to Consolidated Financial Statements.

The MPSC issued an order on August 31, 2006 approving a settlement agreement providing for an annualized rate reduction of $53 million for 2006 for Detroit Edison, effective September 5, 2006. Beginning January 1, 2007, and continuing until April 13, 2008, one year from the filing of the general rate case on April 13, 2007, rates were reduced by an additional $26 million, for a total reduction of $79 million annually. Detroit Edison experienced a rate reduction of approximately $76 million in 2007, as a result of this order. The revenue reduction is net of the recovery of costs associated with the Performance Excellence Process. The settlement agreement provides for some level of realignment of the existing rate structure by allocating a larger percentage of the rate reduction to the commercial and industrial customer classes than to the residential customer classes.

In August 2006, MichCon filed an application with the MPSC requesting permission to sell base gas that would become accessible with storage facilities upgrades. In December 2006, MichCon filed its 2007-2008 Gas Cost Recovery (GCR) plan case proposing a maximum GCR factor of $8.49 per thousand cubic feet (Mcf) of gas. In August 2007, a settlement agreement in this proceeding was approved by the MPSC that provides for a sharing with customers of the proceeds from the sale of base gas. In addition, the agreement provides for a rate case filing moratorium until January 1, 2009, unless certain unanticipated changes occur that impact income by more than $5 million. MichCon's gas storage enhancement projects, the main subject of the aforementioned settlement, will enable 17 billion cubic feet (Bcf) of gas to become available for cycling. Under the settlement terms, MichCon delivered 13.4 Bcf of this gas to its customers through 2007 at a savings to market-priced supplies of approximately $54 million. This settlement provides for MichCon to retain the proceeds from the sale of 3.6 Bcf of gas, which MichCon expects to sell in 2007, 2008 and 2009. In the fourth quarter of 2007, MichCon sold .75 Bcf of base gas and recognized a pre-tax gain of $5 million. By enabling MichCon to retain the profit from the sale of this gas, the settlement provides MichCon with the opportunity to earn an 11% return on equity with no customer rate increase for a period of five years from 2005 to 2010.

Coal Supply – Our generating fleet produces approximately 79% of its electricity from coal. Increasing coal demand from domestic and international markets has resulted in significant price increases. In addition, difficulty in recruiting workers, obtaining environmental permits and finding economically recoverable amounts of new coal has resulted in decreasing coal output from the central Appalachian region. Furthermore, as a result of environmental regulation and declining eastern coal stocks, demand for cleaner burning western coal has increased. This increased demand for western coal has also resulted in a corresponding demand for western rail shipping, straining railroad capacity and resulting in longer lead times for western coal shipments.

Nuclear Fuel – We operate one nuclear facility that undergoes a periodic refueling outage approximately every eighteen months. Uranium prices have been rising due to supply concerns. In the future, there may be additional nuclear facilities constructed in the industry that may place additional pressure on uranium supplies and prices. We have a contract with the U.S. Department of Energy (DOE) for the future storage and disposal of spent nuclear fuel from Fermi 2. We are obligated to pay the DOE a fee of 1 mill per kWh of Fermi 2 electricity generated and sold. The fee is a component of nuclear fuel expense. Delays have occurred in the DOE's program for the acceptance and disposal of spent nuclear fuel at a permanent repository. Until the DOE is able to fulfill its obligation under the contract, we are responsible for the spent nuclear fuel storage. We have begun work on an on-site dry cask storage facility. We are a party in the litigation against the DOE for both past and future costs associated with the DOE's failure to accept spent nuclear fuel under the timetable set forth in the Federal Nuclear Waste Policy Act of 1982.

Non-Utility Operations

We have made significant investments in non-utility asset-intensive businesses. We employ disciplined investment criteria when assessing opportunities that leverage our assets, skills and expertise. Specifically, we invest in targeted energy markets with attractive competitive dynamics where meaningful scale is in alignment with our risk profile. A number of factors have impacted our non-utility businesses, including the effect of oil prices on the synthetic fuel business, losses and impairments from certain power generation assets, waste coal recovery and landfill gas recovery businesses, and earnings volatility in our energy trading business. As part of a strategic review of our non-utility operations, we have taken and continue to pursue various actions including the sale, restructuring or recapitalization of certain non-utility businesses that generated approximately $900 million in after-tax cash proceeds in 2007 and is expected to generate an additional $800 million in 2008. See Note 3 of the Notes to Consolidated Financial Statements for information on the sale of our Antrim shale gas exploration and production business in northern Michigan, the sale of a portion of our Barnett shale properties and the pending financing and sale of a 50 percent ownership interest in select projects within the Power and Industrial Projects segment.

Coal and Gas Midstream

Our Coal and Gas Midstream segment consists of Coal Transportation and Marketing and the Pipelines, Processing and Storage businesses.

Coal Transportation and Marketing provides fuel, transportation, storage, blending, and rail equipment management services. We specialize in minimizing fuel costs and maximizing reliability of supply for energy-intensive customers. Additionally, we participate in coal marketing and coal-to-power tolling transactions, as well as the purchase and sale of emissions credits. We perform coal mine methane extraction, in which we recover methane gas from mine voids for processing and delivery to natural gas pipelines, industrial users, or for small power generation projects. In 2008, we expect to see a decrease in net income since approximately $11 million of our 2007 Coal Transportation and Marketing net income was dependent upon our Synfuel operations that ceased operations at the end of 2007. We plan to continue to build our capacity to transport greater amounts of western coal, and have expanded our coal storage and blending capacity with the start of commercial operation of our coal terminal in Chicago in April 2007.

Pipelines, Processing and Storage owns a partnership interest in two interstate transmission pipelines, four carbon dioxide processing facilities and two natural gas storage fields. The pipeline and storage assets are primarily supported by stable, long-term, fixed-price revenue contracts. The assets of these businesses are well integrated with other DTE Energy operations. Pursuant to an operating agreement, MichCon provides physical operations, maintenance and technical support for the Washington 28 and Washington 10 storage facilities.

Pipelines, Processing and Storage is continuing its steady growth plan of expansion of storage capacity, with two new expansions and the expanding and building of new pipeline capacity to serve markets in the Midwest and Northeast United States.

Unconventional Gas Production

Our Unconventional Gas Production business is engaged in natural gas exploration, development and production primarily within the Barnett shale in north Texas.

In 2007, we sold our Antrim shale gas exploration and production business in the northern lower peninsula of Michigan to Atlas Energy Resources LLC for gross proceeds of $1.262 billion. See Note 3 of the Notes to Consolidated Financial Statements.

In 2007, we continued to develop our position in the Barnett shale basin in north Texas, where our total leasehold acreage (after the January 2008 sale referred to below) is 63,541, net of impairments (58,742 acres, net of interest of others). We continue to acquire select acreage positions in active development areas in the Barnett shale to optimize our existing portfolio.

Our Unconventional Gas Production segment recorded pre-tax impairment losses of $27 million in 2007, related to the write-off of unproved properties and expiration of leases in Bosque County, which is located in the southern expansion area of the Barnett shale basin in north Texas. The properties were impaired due to the lack of economic and operating viability of the southern expansion area. See Note 4 of the Notes to Consolidated Financial Statements.

As a component of our risk management strategy for our Barnett shale reserves, we hedged a portion of anticipated production from our reserves to secure an attractive investment return. As of December 31, 2007, we have a series of cash flow hedges for approximately 5.5 Bcf of anticipated Barnett gas production through 2010 at an average price of $7.48 per Mcf.

In August 2007, we announced that we were exploring opportunities to monetize a portion of our interests in the Barnett shale. On January 15, 2008, we sold a portion of our Barnett shale properties for gross proceeds of approximately $250 million, subject to post-closing adjustments. The Company will recognize a gain on the sale in the first quarter of 2008. The properties in the sale include 186 Bcf of proved and probable reserves on approximately 11,000 net acres in the core area of the Barnett shale.

We plan to retain our holdings in the western portion of the Barnett shale and anticipate significant opportunities to develop our current position while accumulating additional acreage in and around our existing assets.

Current natural gas prices and successes within the Barnett shale are resulting in additional capital being invested into the area. The competition for opportunities and goods and services may result in increased operating costs. However, our experienced Barnett shale personnel provide an advantage in addressing potential cost increases.

	2007	2006	2005
Texas – Barnett Shale			
Net Producing Wells			
Held for sale	33	27	8
Continuing operations	120	83	47
Total	153	110	55
Production Volume (Bcfe)			
Held for sale	4.7	2.8	0.4
Continuing operations	3.0	1.3	0.4
Total	7.7	4.1	0.8
Proved Reserves (Bcfe) (1)			
Held for sale	75	60	11
Continuing operations	144	111	48
Total	219	171	59
Net Developed Acreage (1)			
Held for sale	4,987	3,977	1,349
Continuing operations (2)	9,880	10,693	13,018
Total	14,867	14,670	14,367
Net Undeveloped Acreage (1)			
Held for sale	5,809	6,164	7,801
Continuing operations (2)	38,066	27,613	13,495
Total	43,875	33,777	21,296
Capital Expenditures (in Millions) (3)			
Held for sale	$ 45	$ 67	$ 19
Continuing operations	95	61	76
Total	$ 140	$ 128	$ 95
Future Undiscounted Net Cash Flows (in Millions) (4)			
Held for sale	$ 282	$ 167	$ 63
Continuing operations	521	305	266
Total	$ 803	$ 472	$ 329
Average gas price (per Mcf)	$ 6.29	$ 5.66	$ 9.01

(1) Due to the impairment of acreage and wells in the southern expansion area of the Barnett shale during 2007, the proved reserves and acreage numbers above do not include the southern area. Total net acreage related to impaired leases in the southern expansion area was 23,659 acres, 32,083 acres and 40,332 acres for the years 2007, 2006 and 2005, respectively.

(2) Developed acreage for continuing operations shows a decrease from prior periods, which reflects the Company's experience that spacing of wells in the Barnett shale has been reduced over the years. This reduced spacing estimate drives a shift from developed to undeveloped acreage counts. We continue to expand our total position in the western expansion area of the Barnett shale. During 2007, total net acreage for continuing operations increased by 9,640 acres.

(3) Excludes sold and impaired assets in southern expansion area of the Barnett shale.

(4) Represents the standardized measure of discounted future net cash flows as calculated by an independent engineering firm utilizing extensive estimates. The estimated future net cash flow computations should not be considered to represent our estimate of the expected revenues or the current value of existing proved reserves and do not include the impact of hedge contracts.

Power and Industrial Projects

Power and Industrial Projects is comprised primarily of projects that deliver energy and utility-type products and services to industrial, commercial and institutional customers, and biomass energy projects. This segment provides utility-type services using project assets usually located on or near the customers' premises in the steel, automotive, pulp and paper, airport and other industries. These services include pulverized coal and petroleum coke supply, power generation, steam production, chilled water production, wastewater treatment and compressed air supply. At December 31, 2007, this segment owned and operated one gas-fired peaking electric generating plant and a biomass-fired electric generating plant. This segment also owned one additional coal-fired power plant that is currently not in service. This segment develops, owns and operates landfill gas recovery systems throughout the United States. In addition, this segment produces metallurgical coke from two coke batteries. The production of coke from these coke batteries generates production tax credits.

We expect to sell a 50 percent interest in a portfolio of select Power and Industrial Projects (Projects). In addition to the proceeds that the Company will receive from the sale of the 50 percent equity interest, the company that will own the Projects will obtain debt financing and the proceeds will be distributed to DTE Energy immediately prior to the sale of the equity interest. The total gross proceeds the Company will receive are expected to approximate $650 million. The Company expects to complete the transaction in the first half of 2008. This timing, however, is highly dependent on availability of acceptable financing terms in the credit markets. As a result, the Company cannot predict the timing with certainty. The Company expects to recognize a gain upon completion of the transaction. In conjunction with the sale, the Company will enter into a management services agreement to manage the day-to-day operations of the Projects and to act as the managing member of the company that owns the Projects. We plan to account for our 50 percent ownership interest in the company that will own the portfolio of Projects using the equity method. See Note 3 of the Notes to Consolidated Financial Statements.

In July 2007, we sold Georgetown, an 80 Megawatt (MW) natural gas-fired peaking electric generating plant for approximately $23 million, which approximated our carrying value. In October 2007, we sold our 50 percent interest in Crete, a 320 MW natural gas-fired peaking electric generating plant for approximately $37 million, and recognized a pre-tax gain of approximately $8 million ($5 million after-tax). See Note 3 of the Notes to Consolidated Financial Statements.

Energy Trading

Energy Trading focuses on physical power and gas marketing and trading, structured transactions, enhancement of returns from DTE Energy's asset portfolio and the optimization of contracted natural gas pipelines and storage, and power transmission and generating capacity positions. Our customer base is predominantly utilities, local distribution companies, pipelines, and other marketing and trading companies. We enter into derivative financial instruments as part of our marketing and hedging activities. Most of the derivative financial instruments are accounted for under the mark-to-market method, which results in the recognition of unrealized gains and losses from changes in the fair value of the derivatives in our results of operations. We utilize forwards, futures, swaps and option contracts to mitigate risk associated with our marketing and trading activity as well as for proprietary trading within defined risk guidelines. Energy Trading provides commodity risk management services to the other businesses within DTE Energy.

Significant portions of the electric and gas marketing and trading portfolio are economically hedged. The portfolio includes financial instruments and gas inventory, as well as contracted natural gas pipelines and storage and power generation capacity positions. Most financial instruments are deemed derivatives, whereas the gas inventory, power transmission, pipelines and storage assets are not derivatives. As a result, this segment may experience earnings volatility as derivatives are marked-to-market without revaluing the underlying non-derivative contracts and assets. This results in gains and losses that are recognized in different accounting periods. We may incur mark-to-market accounting gains or losses in one period that could reverse in subsequent periods.

Discontinued Operations

Synthetic Fuel

The Synthetic Fuel business had been shown as a non-utility segment through the third quarter of 2007. Due to the expiration of synfuel production tax credits at the end of 2007, the Synthetic Fuel business ceased operations and has been classified as a discontinued operation as of December 31, 2007. Synfuel plants chemically changed coal and waste coal into a synthetic fuel as determined under the Internal Revenue Code. Production tax credits were provided for the production and sale of solid synthetic fuel produced from coal and were available through December 31, 2007. To optimize income and cash flow from the synfuel operations, we had sold interests in all nine of the facilities, representing 91% of the total production capacity as of December 31, 2007. The synthetic fuel plants generated operating losses that were substantially offset by production tax credits.

The value of a production tax credit is adjusted annually by an inflation factor and published annually by the Internal Revenue Service (IRS). The value is reduced if the Reference Price of a barrel of oil exceeds certain thresholds. The actual tax credit phase-out for 2007 will not be certain until the Reference Price is published by the IRS in April 2008.

Operating System And Performance Excellence Process

We continuously review and adjust our cost structure and seek improvements in our processes. Beginning in 2002, we adopted the DTE Energy Operating System, which is the application of tools and operating practices that have resulted in operating efficiencies, inventory reductions and improvements in technology systems, among other enhancements.

As an extension of this effort, in mid-2005, we initiated a company-wide review of our operations called the Performance Excellence Process. The overarching goal has been and remains to become more competitive by reducing costs, eliminating waste and optimizing business processes while improving customer service. Many of our customers are under intense economic pressure and will benefit from our efforts to keep down our costs and their rates. Additionally, we will need significant resources in the future to invest in the infrastructure required to provide safe, reliable and affordable energy. Specifically, we began a series of focused improvement initiatives within our Electric and Gas Utilities, and our corporate support function. The process is rigorous and challenging and seeks to yield sustainable performance improvements to our customers and shareholders. We have identified the Performance Excellence Process as critical to our long-term growth strategy. In order to fully realize the benefits from the Performance Excellence Process, it is necessary to make significant up-front investments in our infrastructure and business processes. The costs to achieve (CTA) in 2006 exceeded our savings, but we began to realize sustained net cost savings in 2007.

In September 2006, the MPSC issued an order approving a settlement agreement that allows Detroit Edison and MichCon, commencing in 2006, to defer the incremental CTA. Further, the order provides for Detroit Edison and MichCon to amortize the CTA deferrals over a ten-year period beginning with the year subsequent to the year the CTA was deferred. Detroit Edison deferred approximately $102 million of CTA in 2006 as a regulatory asset and began amortizing deferred 2006 costs in 2007 as the recovery of these costs was provided for by the MPSC in the order approving the settlement in the show cause proceeding. Amortization of prior year deferred CTA costs amounted to $10 million in 2007. During 2007, CTA costs of approximately $54 million were deferred. MichCon cannot defer CTA costs at this time because a regulatory recovery mechanism has not been established by the MPSC. MichCon expects to seek a recovery mechanism in its next rate case in 2009.

Capital Investment

We anticipate significant capital investment across all of our business segments. Most of our capital expenditures will be concentrated within our utility segments. Our electric utility segment currently expects to invest approximately $5.2 billion (excluding investments in new generation capacity, if any), including increased environmental requirements and reliability enhancement projects during the period of 2008 through 2012. Our gas utility segment currently expects to invest approximately $1.0 billion on system expansion, pipeline safety and reliability enhancement projects through the same period. We plan to seek regulatory approval to include these capital expenditures within our regulatory rate base consistent with prior treatment.

Enterprise Business Systems

In 2003, we began the development of our Enterprise Business Systems (EBS) project, an enterprise resource planning system initiative to improve existing processes and to implement new core information systems, relating to finance, human resources, supply chain and work management. As part of this initiative, we have implemented EBS software including, among others, products developed by SAP AG. The first phase of implementation occurred in 2005 in the regulated electric fossil generation unit. The second phase of implementation began in April 2007 and was completed by the end of 2007. The total capital cost of implementation was approximately $385 million. We expect the benefits of lower costs, faster business cycles, repeatable and optimized processes, enhanced internal controls, improvements in inventory management and reductions in system support costs to outweigh the expense of our investment in this initiative.

Outlook

The next few years will be a period of rapid change for DTE Energy and for the energy industry. Our strong utility base, combined with our integrated non-utility operations, position us well for long-term growth.

Looking forward, we will focus on several areas that we expect will improve future performance:

- continuing to pursue regulatory stability and investment recovery for our utilities;
- managing the growth of our utility asset base;
- enhancing our cost structure across all business segments;
- improving our Electric and Gas Utility customer satisfaction; and
- investing in businesses that integrate our assets and leverage our skills and expertise.

Along with pursuing a leaner organization, we anticipate approximately $200 million of synfuel-related cash impacts in 2008 and 2009, which consists of cash from operations and proceeds from option hedges, including approximately $100 million of tax credit carryforward utilization and other tax benefits that are expected to reduce future tax payments. As part of a strategic review of our non-utility operations, we have taken and continue to pursue various actions including the sale, restructuring or recapitalization of certain non-utility businesses that generated approximately $900 million in after-tax cash proceeds in 2007 and are expected to generate an additional approximately $800 million in 2008. We have used approximately $725 million to repurchase common stock and approximately $500 million to redeem outstanding debt. In 2008, upon completion of our remaining monetization activities, we expect to repurchase an additional approximately $275 million of common stock and to use approximately $200 million to redeem outstanding debt, assuming the expected asset sales occur. Our objectives for cash redeployment are to increase shareholder value, strengthen the balance sheet and coverage ratios to improve our current credit rating and outlook, and to have any monetizations be accretive to earnings per share.

We performed an assessment during the fourth quarter of 2007 to determine the impact, if any, of the current conditions in the credit markets on our operations. We believe that our access to financing at reasonable interest rates, the fair value of assets held in trust to satisfy future obligations under our pension plans, and our counterparties' creditworthiness will not be significantly affected by current conditions in the credit market.

Results Of Operations

Net income in 2007 was $971 million, or $5.70 per diluted share, compared to net income of $433 million, or $2.43 per diluted share in 2006 and net income of $537 million, or $3.05 per diluted share in 2005. Excluding discontinued operations and the cumulative effect of accounting changes, our income from continuing operations in 2007 was $787 million, or $4.62 per diluted share, compared to income of $389 million, or $2.18 per diluted share in 2006 and income of $272 million, or $1.55 per diluted share in 2005. The following sections provide a detailed discussion of our segments' operating performance and future outlook.

Based on the following structure, we set strategic goals, allocate resources and evaluate performance:

- *Electric Utility*, consisting of Detroit Edison;
- *Gas Utility*, primarily consisting of MichCon;
- *Non-utility Operations*
  - *Coal and Gas Midstream*, primarily consisting of coal transportation and marketing, gas pipelines and storage;
  - *Unconventional Gas Production*, primarily consisting of unconventional gas project development and production;
  - *Power and Industrial Projects*, primarily consisting of on-site energy services, steel-related projects and power generation with services;
  - *Energy Trading*, consisting of energy marketing and trading operations; and
- *Corporate & Other*, primarily consisting of corporate staff functions that are fully allocated to the various segments based on services utilized. Additionally, Corporate & Other holds certain non-utility debt and energy-related investments.

The Synthetic Fuel business had been shown as a non-utility segment through the third quarter of 2007. Due to the expiration of synfuel production tax credits at the end of 2007, the Synthetic Fuel business ceased operations and has been classified as a discontinued operation as of December 31, 2007.

(in Millions)	2007	2006	2005
Net Income by Segment:			
Electric Utility	$ 317	$ 325	$ 277
Gas Utility	70	50	37
Non-utility Operations:			
Coal and Gas Midstream	53	50	45
Unconventional Gas Production (1)	(217)	9	4
Power and Industrial Projects	30	(80)	4
Energy Trading	32	96	(43)
Corporate & Other (1)	502	(61)	(52)
Income (Loss) from Continuing Operations:			
Utility	387	375	314
Non-utility	(102)	75	10
Corporate & Other	502	(61)	(52)
	787	389	272
Discontinued Operations	184	43	268
Cumulative Effect of Accounting Changes	–	1	(3)
Net Income	$ 971	$ 433	$ 537

(1) 2007 Net Loss of the Unconventional Gas Production segment resulted principally from the recognition of losses on hedge contracts associated with the Antrim sale transaction. 2007 Net Income of the Corporate & Other segment resulted principally from the gain recognized on the Antrim sale transaction. See Note 3 of the Notes to the Consolidated Financial Statements.

Electric Utility

Our Electric Utility segment consists of Detroit Edison.

Factors impacting income: Our net income decreased $8 million in 2007 and increased $48 million in 2006. The 2007 decrease reflects higher operation and maintenance expenses, partially offset by higher gross margins and lower depreciation and amortization expenses. The 2006 increase primarily reflects higher gross margins, partially offset by increased depreciation and amortization expenses.

(in Millions)	2007	2006	2005
Operating Revenues	$ 4,900	$ 4,737	$ 4,462
Fuel and Purchased Power	1,686	1,566	1,590
Gross Margin	3,214	3,171	2,872
Operation and Maintenance	1,422	1,336	1,308
Depreciation and Amortization	764	809	640
Taxes Other Than Income	277	252	241
Asset (Gains) and Losses, Net	8	(6)	(26)
Operating Income	743	780	709
Other (Income) and Deductions	277	294	283
Income Tax Provision	149	161	149
Net Income	$ 317	$ 325	$ 277
Operating Income as a Percent of Operating Revenues	15%	16%	16%

Gross margin increased $43 million during 2007 and $299 million in 2006. The increase in 2007 was attributed to higher margins due to returning sales from electric Customer Choice, the favorable impact of a May 2007 MPSC order related to the 2005 Power Supply Cost Recovery (PSCR) reconciliation and weather related impacts, partially offset by lower rates resulting primarily from the August 2006 settlement in the MPSC show cause proceeding and the unfavorable impact of a September 2006 MPSC order related to the 2004 PSCR reconciliation. The 2006 improvement was primarily due to increased rates due to the expiration of the residential rate cap on January 1, 2006 and returning sales from electric Customer Choice, partially offset by milder weather. Revenues include a component for the cost of power sold that is recoverable through the PSCR mechanism.

The following table displays changes in various gross margin components relative to the comparable prior period:

(in Millions)	2007	2006
Increase (Decrease) in Gross Margin Components Compared to Prior Year		
Weather-related margin impacts	$ 31	$ (81)
Removal of residential rate caps effective January 1, 2006	–	186
Return of customers from electric Customer Choice	43	156
Service territory economic performance	28	(16)
Impact of 2006 MPSC show cause order	(64)	–
Impact of 2005 MPSC PSCR reconciliation order	38	–
Impact of 2004 MPSC PSCR reconciliation order	(39)	26
Other, net	6	28
Increase in gross margin	$ 43	$ 299

(in Thousands of Megawatthours of Electricity (MWh))	2007		2006		2005	
Power Generated and Purchased						
Power Plant Generation						
Fossil	42,359	72%	39,686	70%	40,756	73%
Nuclear	8,314	14	7,477	13	8,754	16
	50,673	86	47,163	83	49,510	89
Purchased Power	8,422	14	9,861	17	6,378	11
System Output	59,095	100%	57,024	100%	55,888	100%
Less Line Loss and Internal Use	(3,391)		(3,603)		(3,205)	
Net System Output	55,704		53,421		52,683	

	2007	2006	2005
Average Unit Cost ($/MWh)			
Generation (1)	$ 15.83	$ 15.61	$ 15.47
Purchased Power (2)	$ 62.40	$ 53.71	$ 89.37
Overall Average Unit Cost	$ 22.47	$ 22.20	$ 23.90

(1) Represents fuel costs associated with power plants.

(2) The change in purchased power costs were driven primarily by seasonal demand and coal and gas prices.

(in Thousands of MWh)	2007	2006	2005
Electric Sales			
Residential	16,147	15,769	16,812
Commercial	19,332	17,948	15,618
Industrial	13,338	13,235	12,317
Wholesale	2,902	2,826	2,329
Other	398	402	390
	52,117	50,180	47,466
Interconnection sales (1)	3,587	3,241	5,217
Total Electric Sales	55,704	53,421	52,683
Electric Deliveries			
Retail and Wholesale	52,117	50,180	47,466
Electric Customer Choice	1,690	2,694	6,760
Electric Customer Choice – Self Generators (2)	549	909	518
Total Electric Sales and Deliveries	54,356	53,783	54,744

(1) Represents power that is not distributed by Detroit Edison.

(2) Represents deliveries for self generators who have purchased power from alternative energy suppliers to supplement their power requirements.

Operation and maintenance expense increased $86 million in 2007 and $28 million in 2006. The increase in 2007 is primarily due to EBS implementation costs of $30 million, higher storm expenses of $22 million, increased uncollectible expense of $22 million and higher corporate support expenses of $20 million. The 2006 increase was primarily due to increased distribution system maintenance of $35 million and increased plant outage costs of $33 million, partially offset by $36 million of lower storm expenses.

Depreciation and amortization expense decreased $45 million in 2007 and increased $169 million in 2006. The 2007 decrease was due primarily to a 2006 net stranded cost write-off of $112 million related to the September 2006 MPSC order regarding stranded costs and a $13 million decrease in our asset retirement obligation at our Fermi 1 nuclear facility, partially offset by $58 million of increased amortization of regulatory assets and $13 million of higher depreciation expense due to increased levels of depreciable plant assets. Amortization of prior year deferred CTA costs amounted to $10 million in 2007. The 2006 increase was due to a $112 million net stranded cost write-off related to the September 2006 MPSC order regarding stranded costs and a $19 million increase in our asset retirement obligation at our Fermi 1 nuclear facility. In 2006, we also had increased amortization of regulatory assets of $19 million related to electric Customer Choice and $8 million related to our securitized assets.

Asset (gains) and losses, net gain decreased $14 million in 2007 due to a $13 million reserve for a loan guaranty related to Detroit Edison's former ownership of a steam heating business now owned by Thermal Ventures II, LP. The 2006 decrease resulted primarily from our 2005 sale of land near our headquarters in Detroit, Michigan.

Other (income) and deductions expense decreased $17 million in 2007 and increased $11 million in 2006. The 2007 decrease is attributable to a $10 million contribution to the DTE Energy Foundation in 2006 that did not re-occur in 2007, $3 million of higher interest income and $17 million of increased miscellaneous utility related services, partially offset by $16 million of higher interest expense. The 2006 increase is primarily attributable to higher interest expense due to increased long-term debt.

Outlook – We will move forward in our efforts to continue to improve the operating performance of Detroit Edison. We continue to resolve outstanding regulatory issues and continue to pursue additional regulatory and/or legislative solutions for structural problems within the Michigan electric market structure, primarily electric Customer Choice and the need to adjust rates for each customer class to reflect the full cost of service. We are also seeking regulatory reform to insure more timely cost recovery and resolution of rate cases. Looking forward, additional issues, such as rising prices for coal, health care and higher levels of capital spending, will result in us taking meaningful action to address our costs while continuing to provide quality customer service. We will utilize the DTE Energy Operating System and the Performance Excellence Process to seek opportunities to improve productivity, remove waste and decrease our costs while improving customer satisfaction.

Long term, we will be required to invest an estimated $2.4 billion on emission controls through 2018. We intend to seek recovery of these investments in future rate cases.

Additionally, our service territory may require additional generation capacity. A new base-load generating plant has not been built within the State of Michigan in over 20 years. Should our regulatory environment be conducive to such a significant capital expenditure, we may build, upgrade or co-invest in a base-load coal facility or a new nuclear plant. While we have not decided on construction of a new base-load nuclear plant, in February 2007, we announced that we will prepare a license application for construction and operation of a new nuclear power plant on the site of Fermi 2. By completing the license application before the end of 2008, we may qualify for financial incentives under the Federal Energy Policy Act of 2005. We are also studying the possible transfer of a gas-fired peaking electric generating plant from our non-utility operations to our electric utility to support future power generation requirements.

The following variables, either in combination or acting alone, could impact our future results:

- amount and timing of cost recovery allowed as a result of regulatory proceedings, related appeals, or new legislation;
- our ability to reduce costs and maximize plant and distribution system performance;
- variations in market prices of power, coal and gas;
- economic conditions within the State of Michigan;
- weather, including the severity and frequency of storms;
- levels of customer participation in the electric Customer Choice program; and
- potential new federal and state environmental, renewable energy and energy efficiency requirements.

We expect cash flows and operating performance will continue to be at risk due to the electric Customer Choice program until the issues associated with this program are adequately addressed. We will accrue as regulatory assets any future unrecovered generation-related fixed costs (stranded costs) due to electric Customer Choice that we believe are recoverable under Michigan legislation and MPSC orders. We cannot predict the outcome of these matters. See Note 5 of the Notes to Consolidated Financial Statements.

In January 2007, the MPSC submitted the State of Michigan's 21st Century Energy Plan to the Governor of Michigan. The plan recommends that Michigan's future energy needs be met through a combination of renewable resources and cleanest generating technology, with significant energy savings achieved by increased energy efficiency. The plan also recommends:

- a requirement that all retail electric suppliers obtain at least 10 percent of their energy supplies from renewable resources by 2015;
- an opportunity for utility-built generation, contingent upon the granting of a certificate of need and competitive bidding of engineering, procurement and construction services;
- investigating the cost of a requirement to bury certain power lines; and
- creation of a Michigan Energy Efficiency Program, administered by a third party under the direction of the MPSC with initial funding estimated at $68 million.

In December 2007, a package of bills to reform Michigan's electric market was introduced in the Michigan legislature. Key elements of the package would modify Michigan's electric Customer Choice program, begin the process of "de-skewing" regulated electric rates, provide for the creation of economic development rates, establish a process for authorizing the construction of new baseload power plants, provide for regulatory reform to insure more timely cost recovery and resolution of rate cases, establish renewable energy standards and create an energy efficiency program.

We continue to review the energy plan and monitor legislative action on some of its components. Without knowing how or if the plan will be fully implemented, we are unable to predict the impact on the Company of the implementation of the plan.

Gas Utility

Our Gas Utility segment consists of MichCon and Citizens.

Factors impacting income: Gas Utility's net income increased $20 million in 2007 and $13 million in 2006. The 2007 and 2006 increases were due primarily to higher gross margins.

(in Millions)	2007	2006	2005
Operating Revenues	$ 1,875	$ 1,849	$ 2,138
Cost of Gas	1,164	1,157	1,490
Gross Margin	711	692	648
Operation and Maintenance	429	431	424
Depreciation and Amortization	93	94	95
Taxes Other Than Income	56	53	43
Asset (Gains) and Losses, Net	(3)	–	4
Operating Income	136	114	82
Other (Income) and Deductions	43	53	47
Income Tax Provision (Benefit)	23	11	(2)
Net Income	$ 70	$ 50	$ 37
Operating Income as a Percent of Operating Revenues	7%	6%	4%

Gross margin increased $19 million and $44 million in 2007 and 2006, respectively. The increase in 2007 is primarily due to $21 million from the favorable effects of weather in 2007 and $28 million related to an increase in midstream services including storage and transportation, partially offset by a $26 million unfavorable impact in lost gas recognized and $7 million in GCR disallowances. The increase in 2006 is primarily due to $15 million in higher base rates and $22 million in higher revenue associated with the uncollectible expense tracking mechanism authorized by the MPSC in the April 2005 gas rate order. Additionally, 2006 was impacted by a $17 million favorable impact in lost gas recognized and an increase of $24 million in midstream services including storage and transportation. Partially offsetting these increases were declines of $31 million due to warmer than normal weather and $26 million as a result of customer conservation and lower volumes. The comparability of 2006 to 2005 is also affected by an adjustment we recorded in the first quarter of 2005 related to an April 2005 MPSC order in our 2002 GCR reconciliation case that disallowed $26 million representing unbilled revenues at December 31, 2001. Revenues include a component for the cost of gas sold that is recoverable through the GCR mechanism.

	2007	2006	2005
Gas Markets (in Millions)			
Gas sales	$ 1,536	$ 1,541	$ 1,860
End user transportation	140	135	134
	1,676	1,676	1,994
Intermediate transportation	59	69	58
Storage and other	140	104	86
	$ 1,875	$ 1,849	$ 2,138
Gas Markets (in Bcf)			
Gas sales	148	138	168
End user transportation	132	136	157
	280	274	325
Intermediate transportation	399	373	432
	679	647	757

Operation and maintenance expense decreased $2 million in 2007 and increased $7 million in 2006. The 2007 decrease was attributed to $4 million of lower uncollectible expense and $4 million of reduced corporate support expenses, partially offset by $5 million in increased EBS implementation costs. The 2006 increase is due to $14 million of higher uncollectible expense and $24 million in implementation costs associated with our Performance Excellence Process, partially offset by $9 million of lower injuries and damages expenses and lower labor and employee incentives. The comparability of 2006 to 2005 was affected by an adjustment we recorded in the second quarter of 2005 for the disallowance of $11 million in environmental costs due to the April 2005 gas rate order and the requirement to defer negative pension expense as a regulatory liability. Additionally, the comparability was impacted by the DTE Energy parent company no longer allocating $9 million of merger-related interest to MichCon effective in April 2005.

Asset (gains) and losses, net gain increased $3 million in 2007 and increased $4 million in 2006. The 2007 increase is attributable to the sale of base gas. The 2006 increase is attributable to the write-off of certain computer equipment and related depreciation resulting from the April 2005 gas rate order.

Outlook – Operating results are expected to vary due to regulatory proceedings, weather, changes in economic conditions, customer conservation, process improvements and base gas sales. Higher gas prices and economic conditions have resulted in continued pressure on receivables and working capital requirements that are partially mitigated by the MPSC's uncollectible true-up mechanism and GCR mechanism.

We will continue to utilize the DTE Energy Operating System and the Performance Excellence Process to seek opportunities to improve productivity, remove waste and decrease our costs while improving customer satisfaction.

Non-Utility Operations

Coal and Gas Midstream

Our Coal and Gas Midstream segment consists of Coal Transportation and Marketing and the Pipelines, Processing and Storage businesses.

Factors impacting income: Net income increased $3 million and $5 million in 2007 and 2006, respectively. Net income was higher in 2007 due to higher midstream gas storage revenues, offset by increased overhead related to legal expenses.

(in Millions)	2007	2006	2005
Operating Revenues	$ 837	$ 707	$ 707
Operation and Maintenance	747	628	653
Depreciation and Amortization	8	4	3
Taxes Other Than Income	5	5	4
Asset (Gains) and Losses, Net	(1)	–	–
Operating Income	78	70	47
Other (Income) and Deductions	(5)	(8)	(20)
Income Tax Provision	30	28	22
Net Income	$ 53	$ 50	$ 45

Operating revenues increased $130 million in 2007 and remained the same in 2006. In 2007, revenues were impacted by increases in our Coal and Transportation business based on higher synfuel related volumes and increases in trading volumes related to both coal and emissions. Revenues were also favorably impacted by higher midstream gas storage revenues in our Pipelines, Processing and Storage business. In 2006, our Coal Transportation and Marketing business experienced lower synfuel related volumes, which were offset by an increase in storage revenues in the Pipelines, Processing and Storage business.

Operation and maintenance expense increased $119 million in 2007 and decreased $25 million in 2006. The 2007 increase was due to increased Coal Transportation and Marketing volume related to higher synfuel related volumes and higher trading volumes related to coal and emissions.

The 2006 decrease was due to decreased expenses at our Coal Transportation and Marketing business due to decreased marketing volume.

Other (income) and deductions income decreased $3 million in 2007 and $12 million in 2006. The 2007 and 2006 decreases are primarily attributable to higher interest expense as a result of our expansion of owned storage.

Outlook – In 2008, we expect to see a decrease in net income since approximately $11 million of our 2007 Coal Transportation and Marketing net income was dependent upon our Synfuel operations that ceased operations at the end of 2007. Beyond 2008, we expect to continue to grow our Coal Transportation and Marketing business in a manner consistent with, and complementary to, the growth of our other business segments.

Our Pipelines, Processing and Storage business expects to continue its steady growth plan. In April 2007, Washington 28 received MPSC approval to increase working gas storage capacity by over 6 Bcf to a total of 16 Bcf by April 2008. In June 2007, Washington 10 received MPSC approval to develop the Shelby 2 storage field which will increase the working gas storage capacity of Washington 10 over the next two years by 8 Bcf to a total of 74 Bcf. Vector Pipeline placed into service its Phase 1 expansion for approximately 200 MMcf/d in November 2007. This project is fully supported by customers with long-term agreements. In addition, Vector Pipeline requested permission from the FERC in the fourth quarter of 2007 to build one more compressor station and to expand the Vector Pipeline by approximately 100 MMcf/d, with a proposed in-service date of November 1, 2009. Adding another compressor station will bring the system from its current capacity of about 1.2 Bcf/d up to 1.3 Bcf/d in 2009. Pipelines, Processing and Storage has a 26 percent ownership interest in Millennium Pipeline which commenced construction in June 2007 and is scheduled to be in service in late 2008. We plan to expand existing assets and develop new assets which are typically supported with long-term customer commitments.

Unconventional Gas Production

Our Unconventional Gas Production business is engaged in natural gas exploration, development and production primarily within the Barnett shale in north Texas. On June 29, 2007, we sold our Antrim shale gas exploration and production business in the northern lower peninsula of Michigan for gross proceeds of $1.262 billion. The gain on sale is included in the Corporate & Other segment. See Note 3 of the Notes to Consolidated Financial Statements.

Factors impacting income: Net income decreased $226 million in 2007 and increased $5 million in 2006. The significant decline in results in 2007 reflects the recording of losses on financial contracts that hedged our price risk exposure related to expected Antrim gas production and sales and impairments of our southern expansion area of the Barnett shale in 2007. The 2006 results were primarily impacted by an increase in Barnett shale production and an increase in net gas prices for Antrim shale. Partially offsetting these revenue increases were higher operating and depletion expenses associated with increased production and the operation of new wells.

(in Millions)	2007	2006	2005
Operating Revenues	$ (228)	$ 99	$ 74
Operation and Maintenance	36	37	30
Depreciation, Depletion and Amortization	22	27	20
Taxes Other Than Income	8	11	11
Asset (Gains) and Losses, Net	27	(3)	–
Operating Income (Loss)	(321)	27	13
Other (Income) and Deductions	13	13	8
Income Tax Provision (Benefit)	(117)	5	1
Net Income (Loss)	$ (217)	$ 9	$ 4

Operating revenues decreased $327 million in 2007. The decrease for 2007 was due to the recording of $323 million of losses on financial contracts that hedged our price risk exposure related to expected Antrim gas production and sales through 2013. These financial contracts were accounted for as cash flow hedges, with changes in estimated fair value of the contracts reflected in other comprehensive income. Upon the sale of Antrim, the financial contracts no longer qualified as cash flow hedges. The contracts were retained and offsetting financial contracts were put into place to effectively settle these positions. As a result of these transactions and market research performed by the Company, we gained additional insight and visibility into the value ascribed to these contracts by third party market participants for the duration of the contracts. In conjunction with the Antrim sale and effective settlement of these contract positions, Antrim reclassified amounts held in Accumulated other comprehensive income and recorded the effective settlements, reducing operating revenues in 2007 by $323 million. Operating revenues increased $25 million in 2006 due to increased Barnett shale production.

Assets (gains) and losses, net decreased $30 million in 2007 primarily due to the recording of impairment losses of $27 million in 2007 related to the write-off of unproved properties and the expiration of leases in the southern expansion area of the Barnett shale.

Outlook – On January 15, 2008, we sold a portion of our Barnett shale properties for gross proceeds of approximately $250 million, subject to post-closing adjustments. We will recognize a gain on the sale in the first quarter of 2008. The properties in the sale included 186 Bcf of proved and probable reserves on approximately 11,000 net acres in the core area of the Barnett shale.

We plan to retain our holdings in the western portion of the Barnett shale and anticipate significant opportunities to develop our current position while accumulating additional acreage in and around our existing assets.

Current natural gas prices and successes within the Barnett shale are resulting in additional capital being invested into the area. The competition for opportunities and goods and services may result in increased operating costs, however, our experienced Barnett shale personnel provide an advantage in addressing potential cost increases.

We invested approximately $140 million in the Barnett shale in 2007. During 2007, Barnett shale production was approximately 7.7 Bcfe of natural gas compared with approximately 4.1 Bcfe in 2006.

Power and Industrial Projects

The Power and Industrial Projects segment is comprised primarily of projects that deliver utility-type products and services to industrial, commercial and institutional customers, and biomass energy projects.

Factors impacting income: Net income was $30 million in 2007 compared to a net loss of $80 million in 2006. The 2006 period reflects impairments at various businesses and projects.

(in Millions)	2007	2006	2005
Operating Revenues	$ 473	$ 409	$ 428
Operation and Maintenance	409	366	329
Depreciation and Amortization	39	48	48
Taxes other than Income	11	12	14
Asset (Gains) and Losses, Reserves and Impairments, Net	–	75	(1)
Operating Income (Loss)	14	(92)	38
Other (Income) and Deductions	(13)	43	4
Minority Interest	2	1	37
Income Taxes			
Provision (Benefit)	6	(44)	5
Production Tax Credits	(11)	(12)	(12)
	(5)	(56)	(7)
Net Income (Loss)	$ 30	$ (80)	$ 4

Operating revenues increased $64 million in 2007 reflecting a new long-term utility services contract with a large automotive company, higher coke prices and sales volumes in addition to higher volumes at several other projects. Additionally, revenue was earned for a one-time success fee from the sale of an asset we operated for a third party. Revenues in 2006 decreased $19 million due primarily to lower coke prices and lower pulverized coal sales. The 2006 decrease was partially offset by increased revenue from our on-site energy projects, reflecting the addition of new facilities, completion of new long-term utility services contracts with a large automotive company and a large manufacturer of paper products.

Operation and maintenance expense increased $43 million in 2007 and $37 million in 2006. The increases resulted from higher costs related to the addition of new facilities, a new long-term utility services contract with a large automotive company and higher volumes at several other projects.

Depreciation and amortization expense decreased $9 million in 2007 due primarily to the suspension of $6 million of depreciation expense in the fourth quarter of 2007 related to the assets held for sale, the sale of a generation facility during the year and reduced depreciation expense as a result of asset impairments at several biomass landfill sites in 2006.

Asset (gains) and losses, reserves and impairments, net expense decreased $75 million in 2007 and increased $76 million in 2006. In 2006, we recorded a $42 million impairment for one of our 100% owned natural gas-fired generating plants and a $14 million impairment at our landfill gas recovery unit relating to the write-down of long-lived assets at several landfill sites. Also, during 2006, we recorded a pre-tax impairment loss of $19 million for the write down of fixed assets and patents at our waste coal recovery business.

Other (income) and deductions expense decreased $56 million in 2007 and increased $39 million in 2006 primarily due to a realized gain of $8 million on the sale of a 50 percent equity interest in a natural gas-fired generating plant, a $4 million gain recognized in 2007 on an installment sale of a coke battery facility, a reduction of $5 million in interest expense and a $32 million impairment of a 51% equity interest in a natural gas-fired generating plant in 2006.

Outlook – We expect to sell a 50 percent interest in a portfolio of select Power and Industrial Projects (Projects). In addition to the proceeds that the Company will receive from the sale of the 50 percent equity interest, the company that will own the Projects will obtain debt financing and the proceeds will be distributed to DTE Energy immediately prior to the sale of the equity interest. The total gross proceeds the Company will receive are expected to approximate $650 million. The Company expects to complete the transaction in the first half of 2008. This timing, however, is highly dependent on availability of acceptable financing terms in the credit markets. As a result, the Company cannot predict the timing with certainty. The Company expects to recognize a gain upon completion of the transaction. In conjunction with the sale, the Company will enter into a management services agreement to manage the day-to-day operations of the Projects and to act as the managing member of the company that owns the Projects. We plan to account for our 50 percent ownership interest in the company that will own the portfolio of Projects using the equity method. See Note 3 of the Notes to Consolidated Financial Statements.

We have entered into a purchase and sale agreement to acquire the equity interests in a coke battery, with an estimated acquisition price of $75 million. The closing of this acquisition is contingent upon the signing of a long-term coke sales agreement, which is currently in negotiation. We expect to close on this acquisition in the first half of 2008.

Power and Industrial Projects will continue leveraging its extensive energy-related operating experience and project management capability to develop and grow the on-site energy business.

Energy Trading

Our Energy Trading segment focuses on physical power and gas marketing, structured transactions, enhancement of returns from DTE Energy's asset portfolio, optimization of contracted natural gas pipelines and storage, and power transmission and generating capacity positions.

Factors impacting income: Net income decreased $64 million in 2007 and increased $139 million in 2006. The decrease in 2007 was attributable to lower gross margins and an increase in other deductions. The 2006 increase is attributed to increased mark-to-market and realized power and gas positions that resulted from significant 2005 mark-to-market losses on derivative contracts used to economically hedge our gas in storage and forward power contracts.

(in Millions)	2007	2006	2005
Operating Revenues	$ 955	$ 830	$ 977
Fuel, Purchased Power and Gas	807	616	984
Gross Margin	148	214	(7)
Operation and Maintenance	58	65	43
Depreciation and Amortization	5	6	4
Taxes Other Than Income	1	1	(1)
Operating Income (Loss)	84	142	(53)
Other (Income) and Deductions	35	(3)	13
Income Tax Provision (Benefit)	17	49	(23)
Net Income (Loss)	$ 32	$ 96	$ (43)

Gross margin decreased $66 million in 2007 and increased $221 million in 2006. The 2007 decrease is attributed to approximately $30 million of unrealized losses for gas contracts related to revisions of valuation estimates for the long-dated portion of our energy contracts. Timing differences from 2005 that largely reversed and favorably impacted 2006 margin caused $11 million of realized unfavorability in 2007. Additionally, margins were unfavorably impacted by $13 million of lower realized gains from reduced merchant storage capacity in 2007 and $12 million of unfavorability in realized power positions. The 2006 increase is attributed to a $168 million mark-to-market increase on power and gas positions and a $57 million increase in realized power and gas positions. The 2006 results reflect the timing differences from 2005 that largely reversed and favorably impacted earnings.

Operation and maintenance expense decreased $7 million in 2007 and increased $22 million in 2006. The 2007 decrease was due primarily to lower incentive expenses of $7 million. The 2006 increase was due to higher incentive expenses of $14 million resulting from our strong economic performance and higher corporate allocation charges of $10 million.

Other (income) and deductions expense increased by $38 million in 2007 and decreased by $16 million in 2006. The 2007 increase is due to mark-to-market unfavorability on foreign currency swaps that economically hedge exposure on anticipated power sales and existing transportation positions that settle in Canadian dollars. The 2006 decrease is attributable to $6 million of lower intercompany interest expense and $8 million of higher affiliate interest income resulting from favorable operating cash flows to fund intercompany loans.

Outlook – Significant portions of the Energy Trading portfolio are economically hedged. The portfolio includes financial instruments and gas inventory, as well as capacity positions of natural gas storage, natural gas pipelines, and power transmission and full requirements contracts. The financial instruments are deemed derivatives, whereas the owned gas inventory, pipelines, transmission contracts, certain full requirements contracts and storage assets are not derivatives. As a result, we will experience earnings volatility as derivatives are marked-to-market without revaluing the underlying non-derivative assets. The majority of such earnings volatility is associated with the natural gas storage cycle, which does not coincide with the calendar year, but runs annually from April of one year to March of the next year. Our strategy is to economically manage the price risk of storage with futures and over-the-counter forwards and swaps. This results in gains and losses that are recognized in different interim and annual accounting periods.

See "Fair Value of Contracts" section that follows.

Corporate & Other

Corporate & Other includes various corporate staff functions. As these functions support the entire Company, their costs are fully allocated to the various segments based on services utilized. Therefore, the effect of the allocation on each segment can vary from year to year. Additionally, Corporate & Other holds certain non-utility debt and energy-related investments.

Factors impacting income: Corporate & Other results increased by $563 million in 2007, which is primarily attributable to the gain on the sale of the Antrim shale gas exploration and production business of approximately $900 million ($580 million after-tax). Corporate & Other results declined by $9 million in 2006, primarily due to higher Michigan Single Business Taxes.

Discontinued Operations

Synthetic Fuel

We discontinued the operations of our synthetic fuel production facilities throughout the United States as of December 31, 2007. Synfuel plants chemically changed coal and waste coal into a synthetic fuel as determined under the Internal Revenue Code. Production tax credits were provided for the production and sale of solid synthetic fuel produced from coal and were available through December 31, 2007.

Factors impacting income: Synthetic Fuel net income increased $157 million in 2007 and decreased $257 million in 2006. The increase in 2007 was due to synfuel production occurring throughout the year in comparison to 2006 when production was idled at all nine of our synfuel facilities from May to October 2006 and higher income from oil price hedges, partially offset by a higher phase-out of production tax credits due to high oil prices. The decline in 2006 was also due to higher oil prices resulting in reduced gains from selling interests in our synfuel plants, lower levels of production tax credits and asset impairments and reserves.

(in Millions)	2007	2006	2005
Operating Revenues	$ 1,069	$ 863	$ 927
Operation and Maintenance	1,265	1,019	1,167
Depreciation and Amortization	(6)	24	58
Taxes other than Income	5	12	20
Asset (Gains) and Losses, Reserves and Impairments, Net (1)	(280)	40	(367)
Operating Income (Loss)	85	(232)	49
Other (Income) and Deductions	(9)	(20)	(34)
Minority Interest	(188)	(251)	(318)
Income Taxes			
Provision	98	14	139
Production Tax Credits	(21)	(23)	(43)
	77	(9)	96
Net Income (1)	$ 205	$ 48	$ 305

(1) Includes intercompany pre-tax gain of $32 million ($21 million after-tax) for 2007.

Operating revenues increased $206 million in 2007 and decreased $64 million in 2006 due to synfuel production occurring throughout 2007 in comparison to 2006 when production was idled at all nine of our synfuel facilities from May to October 2006.

Operation and maintenance expense increased $246 million in 2007 and decreased $148 million in 2006 due to synfuel production occurring throughout 2007 in comparison to 2006 when production was idled at all nine of our synfuel facilities from May to October 2006.

Depreciation and amortization expense was lower by $30 million in 2007 and $34 million in 2006 as a result of reductions in asset retirement obligations in 2007 and the impairment of fixed assets at all nine synfuel projects in 2006.

Asset (gains) and losses, reserves and impairments, net gain increased $320 million in 2007 and decreased $407 million in 2006. The increase in gains in 2007 reflects the annual partner payment adjustment, recognition of certain fixed gains that were reserved during the comparable 2006 period, higher hedge gains and the impact of one-time impairment charges and fixed note reserves recorded in 2006. In 2007 and 2006, we deferred gains from the sale of the synfuel facilities, including a portion of gains related to fixed payments. Due to the increase in oil prices, we recorded accruals for contractual partners' obligations of $130 million in 2007 and $79 million in 2006 reflecting the probable refund of amounts equal to our partners' capital contributions or for operating losses that would normally be paid by our partners. In 2007, we reversed $3 million of other synfuel-related reserves and impairments and in 2006 recorded $78 million of other synfuel-related reserves and impairments. To economically hedge our exposure to the risk of an increase in oil prices and the resulting reduction in synfuel sales proceeds, we entered into derivative and other contracts. The derivative contracts are marked-to-market with changes in their fair value recorded as an adjustment to synfuel gains. We recorded net 2007 synfuel hedge mark-to-market gains of $196 million compared with net 2006 synfuel hedge mark-to-market gains of $60 million. See Note 15 of the Notes to Consolidated Financial Statements.

The following table displays the various pre-tax components that comprise the determination of synfuel gains and losses in 2007, 2006 and 2005.

(in Millions)	2007	2006	2005
Components of Asset (Gains) Losses, Reserves and Impairments, Net			
Gains recognized associated with fixed payments	$ (172)	$ (43)	$ (132)
Gains recognized associated with variable payments	(39)	(14)	(187)
Reserves recorded for contractual partners' obligations	130	79	–
Other reserves and impairments, including partners' share (1)	(3)	78	–
Hedge (gains) losses:			
Hedges for 2005 exposure	–	–	(2)
Hedges for 2006 exposure	–	(66)	(40)
Hedges for 2007 exposure	(196)	6	(6)
	$ (280)	$ 40	$ (367)

(1) Includes $70 million in 2006, representing our partners' share of the asset impairment, included in Minority Interest.

Minority interest decreased by $63 million and $67 million in 2007 and 2006, respectively. The amounts reflect our partners' share of operating losses associated with synfuel operations, as well as our partners' $70 million share of the asset impairment charges in 2006. The 2007 decrease reflects the decreased operating losses due to the 2006 one-time impairment charges, partially offset by increased production in 2007. The decrease in 2006 reflects reduced operating losses due to the idling of production at all nine of our synfuel facilities from May to October 2006, partially offset by our partners' $70 million share of the asset impairment. The sale of interests in our synfuel facilities during prior periods resulted in allocating a larger percentage of such losses to our partners.

Income taxes increased $86 million in 2007 and decreased $105 million in 2006, reflecting changes in pre-tax income due to synfuel-related gains, loss reserves and the impairment of fixed assets in 2006.

Outlook – Synfuel production ceased on December 31, 2007. The value of a production tax credit is adjusted annually by an inflation factor and published annually by the IRS. The value is reduced if the Reference Price of a barrel of oil exceeds certain thresholds. The actual tax credit phase-out for 2007 will not be certain until the Reference Price is published by the IRS in April 2008, and is not expected to result in a material impact to the 2008 financial statements.

DTE Georgetown (Georgetown)

In the fourth quarter of 2006, management approved the marketing of Georgetown, an 80 Megawatt (MW) natural gas-fired peaking electric generating plant, for sale. In December 2006, Georgetown met the Statement of Financial Accounting Standards (SFAS) No. 144 criteria of an asset "held for sale" and we reported its operating results as a discontinued operation. The plant was sold in July 2007, resulting in gross proceeds of approximately $23 million, which approximated our carrying value. Georgetown did not have significant business activity in 2007 and 2006.

DTE Energy Technologies (Dtech)

Dtech assembled, marketed, distributed and serviced distributed generation products, provided application engineering, and monitored and managed on-site generation system operations. In July 2005, management approved the restructuring of this business, resulting in the identification of certain assets and liabilities to be sold or abandoned, primarily associated with standby and continuous duty generation sales and service. Dtech did not have significant business activity in 2007 or 2006.

See Note 3 of the Notes to Consolidated Financial Statements.

Cumulative Effect Of Accounting Changes

Effective January 1, 2007, we adopted Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*. The cumulative effect of the adoption of FIN 48 represented a $5 million reduction to the January 1, 2007 balance of retained earnings.

Effective January 1, 2006, we adopted SFAS No. 123(R), *Share-Based Payment*, using the modified prospective transition method. The cumulative effect of the adoption of SFAS 123(R) was an increase in net income of $1 million as a result of estimating forfeitures for previously granted stock awards and performance shares.

In the fourth quarter of 2005, we adopted FIN 47, *Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS No. 143* that required additional new accounting rules for asset retirement obligations. The cumulative effect of adopting these new accounting rules reduced 2005 earnings by $3 million.

Capital Resources And Liquidity

Cash Requirements

We use cash to maintain and expand our electric and gas utilities and to grow our non-utility businesses, retire and pay interest on long-term debt and pay dividends. During 2007, our cash requirements were met primarily through operations and short-term borrowings. We believe that we will have sufficient internal and external capital resources to fund anticipated capital and operating requirements.

Our strategic direction anticipates base level capital investments and expenditures for existing businesses in 2008 of up to $1.2 billion. The capital needs of our utilities will increase due primarily to environmental related expenditures. We may spend an additional $300 million on growth-related projects within our non-utility businesses in 2008.

Capital spending is expected to increase in 2008 due to higher environmental expenditures. We incurred environmental expenditures of approximately $219 million in 2007 and we expect over $2 billion of future capital expenditures through 2018 to satisfy both existing and proposed new requirements.

We expect non-utility capital spending will approximate $200 million to $350 million annually for the next several years. Capital spending for growth of existing or new businesses will depend on the existence of opportunities that meet our strict risk-return and value creation criteria.

Debt maturing or remarketing in 2008 totals approximately $450 million.

(in Millions)	2007	2006	2005
Cash and Cash Equivalents			
Cash Flow From (Used For)			
Operating activities:			
Net income	$ 971	$ 433	$ 537
Depreciation, depletion and amortization	926	1,014	872
Deferred income taxes	144	28	147
Gain on sale of non-utility business	(900)	–	–
Gain on sale of synfuel and other assets, net and synfuel impairment	(253)	28	(405)
Working capital and other	237	(47)	(150)
	1,125	1,456	1,001
Investing activities:			
Plant and equipment expenditures – utility	(1,035)	(1,126)	(850)
Plant and equipment expenditures – non-utility	(264)	(277)	(215)
Acquisitions, net of cash acquired	–	(42)	(50)
Proceeds from sale of non-utility business	1,262	–	–
Proceeds from sale of synfuels and other assets	417	313	409
Restricted cash and other investments	(50)	(62)	(96)
	330	(1,194)	(802)
Financing activities:			
Issuance of long-term debt and common stock	50	629	1,041
Redemption of long-term debt	(393)	(687)	(1,266)
Short-term borrowings, net	(47)	291	437
Repurchase of common stock	(708)	(61)	(13)
Dividends on common stock and other	(370)	(375)	(366)
	(1,468)	(203)	(167)
Net Increase (Decrease) in Cash and Cash Equivalents	$ (13)	$ 59	$ 32

Cash from Operating Activities

A majority of our operating cash flow is provided by our electric and gas utilities, which are significantly influenced by factors such as weather, electric Customer Choice, regulatory deferrals, regulatory outcomes, economic conditions and operating costs. Our non-utility businesses also provide sources of cash flow to the enterprise, primarily from the synthetic fuels business, which we believe, subject to considerations discussed below, will provide up to approximately $200 million of cash impacts in 2008 and 2009. We have reported the business activity of the synthetic fuel business as a discontinued operation as of December 31, 2007. Cash flow related to discontinued operations in 2007 includes a gain on sale of interests in synfuel projects of $244 million, after adjusting for impairments, partners' share of synfuel project losses of $188 million, and contributions from synfuel partners of $229 million.

Cash from operations totaling $1.1 billion in 2007 decreased $331 million from the comparable 2006 period. The operating cash flow comparison primarily reflects a decrease in net income after adjusting for non-cash items (depreciation, depletion and amortization and deferred taxes) and gains on sales of businesses. The decrease was mostly driven by taxes attributable to our non-utility monetization program.

Cash from operations totaling $1.5 billion in 2006 was up $455 million from the comparable 2005 period. The operating cash flow comparison reflects an increase of $352 million in net income, after adjusting for non-cash items (depreciation, depletion, amortization, deferred taxes and gains), and a $103 million decrease in working capital and other requirements. Most of the improvement was driven by higher net income at Detroit Edison that was the result of improved revenues and gross margin stemming from a full year of higher rates granted in the 2004 electric rate orders and lower customer choice penetration. The working capital improvement was driven by MichCon and resulted primarily from declining GCR factors which had the effect of lowering customer accounts receivable balances. This improvement was partially offset by working capital requirements at Detroit Edison that resulted from pension and Voluntary Employees Beneficiary Association (VEBA) contributions totaling $271 million in 2006.

Outlook – We expect cash flow from operations to increase over the long-term primarily due to improvements from higher earnings at our utilities. We have incurred costs associated with implementation of our Performance Excellence Process, but we began to realize sustained net cost savings in 2007. We also may be impacted by the delayed collection of underrecoveries of our PSCR and GCR costs and electric and gas accounts receivable as a result of MPSC orders. Gas prices are likely to be a source of volatility with regard to working capital requirements for the foreseeable future. We are continuing our efforts to identify opportunities to improve cash flow through working capital initiatives.

We anticipate approximately $200 million of synfuel-related cash impacts in 2008, which consist of the final reconciliation of cash from synthetic fuel operations (related to activity prior to December 31, 2007), proceeds from option hedges, approximately $100 million of tax credit carryforward utilization and other tax benefits that are expected to reduce future tax payments. The synthetic fuel business is reported as a discontinued operation as of December 31, 2007.

Cash from Investing Activities

Cash inflows associated with investing activities are primarily generated from the sale of assets. In any given year, we will look to realize cash from under-performing or non-strategic assets or matured fully valued assets. Capital spending within the utility business is primarily to maintain our generation and distribution infrastructure, comply with environmental regulations and gas pipeline replacements. Capital spending within our non-utility businesses is for ongoing maintenance and expansion. The balance of non-utility spending is for growth, which we manage very carefully. We look to make investments that meet strict criteria in terms of strategy, management skills, risks and returns. All new investments are analyzed for their rates of return and cash payback on a risk adjusted basis. We have been disciplined in how we deploy capital and will not make investments unless they meet our criteria. For new business lines, we initially invest based on research and analysis. We start with a limited investment, we evaluate results and either expand or exit the business based on those results. In any given year, the amount of growth capital will be determined by the underlying cash flows of the Company with a clear understanding of any potential impact on our credit ratings.

Net cash from investing activities increased $1.5 billion in 2007, due primarily to the sale of our Antrim shale gas exploration and production business and lower capital expenditures.

Net cash outflows relating to investing activities increased $392 million in 2006 compared to 2005. The 2006 change was primarily due to increased capital expenditures. The increase in capital expenditures was driven by environmental expenditures, EBS development and distribution projects at Detroit Edison, pipeline reliability and inventory management projects at MichCon, and growth-oriented projects across our non-utility segments.

We will continue to pursue opportunities to grow our businesses in a disciplined fashion if we can find opportunities that meet our strategic, financial and risk criteria.

Cash from Financing Activities

We rely on both short-term borrowing and long-term financing as a source of funding for our capital requirements not satisfied by our operations. Short-term borrowings, which are mostly in the form of commercial paper borrowings, provide us with the liquidity needed on a daily basis. Our commercial paper program is supported by our unsecured credit facilities.

Our strategy is to have a targeted debt portfolio blend of fixed and variable interest rates and maturity. We continually evaluate our leverage target, which is currently 50% to 52%, to ensure it is consistent with our objective to have a strong investment grade debt rating. We have completed a number of refinancings with the effect of extending the average maturity of our long-term debt and strengthening our balance sheet. The extension of the average maturity was accomplished at interest rates that lowered our debt costs.

The current credit situation impacts our short-term financing activities, long-term financing activities, and the funding obligations of our defined benefit pension plans. In response, we have undertaken contingency planning efforts to mitigate any adverse impacts to our businesses resulting from the liquidity issues in the credit markets. We have performed an assessment of our ability to obtain financing and do not anticipate any issues with financing in the public or private markets in 2008. With respect to short-term financing, we have the ability to draw on bank lines if there is a further disruption in the commercial paper market. Additionally, a decrease in the fair value of our pension plan assets, which fluctuates based on current market conditions, could result in increased funding requirements to our pension plans. We will continue to monitor developments in the credit markets and the potential impacts on our business.

Net cash used for financing activities increased $1.3 billion in 2007 primarily related to the repurchase of common stock, a decrease in short-term borrowings and the issuance of long-term debt, partially offset by lower debt redemptions.

Net cash used for financing activities increased $36 million during 2006 compared to 2005, due mostly to a decrease in short-term borrowings and the issuance of common stock and long-term debt, partially offset by lower debt redemptions.

See Notes 11, 12, and 13 of the Notes to Consolidated Financial Statements.

We anticipate approximately $200 million of synfuel-related cash impacts in 2008 and 2009, which consists of cash from operations and proceeds from option hedges, including approximately $100 million of tax credit carryforward utilization and other tax benefits that are expected to reduce future tax payments. As part of a strategic review of our non-utility operations, we have taken and continue to pursue various actions including the sale, restructuring or recapitalization of certain non-utility businesses that generated approximately $900 million in after-tax cash proceeds in 2007 and are expected to generate an additional approximately $800 million in 2008. We have used approximately $725 million to repurchase common stock and approximately $500 million to redeem outstanding debt. In 2008, upon completion of our remaining monetization activities, we expect to repurchase an additional approximately $275 million of common stock and to use approximately $200 million to redeem outstanding debt, assuming the expected asset sales occur. Our objectives for cash redeployment are to increase shareholder value, strengthen the balance sheet and coverage ratios to improve our current credit rating and outlook, and to have any monetizations be accretive to earnings per share.

As of December 31, 2007, the Company had $238 million of variable auction rate tax exempt bonds. These bonds, which are subject to rate reset every 7 days, are insured by bond insurers. Overall credit market conditions have resulted in credit rating downgrades and may result in future credit rating downgrades for the bond insurers. This has caused a loss in liquidity in the auction rate markets for their insured bonds. These conditions have negatively impacted interest rates, including default rates in the case of failed auctions. The Company does not expect its interest rate exposure regarding these bonds to be material. The Company plans to purchase and hold the bonds in a weekly rate mode until which time it can either refinance and reissue the bonds or convert the bonds to a longer-term mode.

Contractual Obligations

The following table details our contractual obligations for debt redemptions, leases, purchase obligations and other long-term obligations as of December 31, 2007:

(in Millions)	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations					
Long-term debt:					
Mortgage bonds, notes and other (1)	$ 5,933	$ 327	$ 750	$1,053	$3,803
Securitization bonds	1,185	120	272	314	479
Trust preferred-linked securities	289	–	–	–	289
Capital lease obligations (1)	106	15	29	21	41
Interest (1)	6,080	453	847	668	4,112
Operating leases (1)	233	44	64	43	82
Electric, gas, fuel, transportation and storage purchase obligations (2)	5,706	2,898	2,002	166	640
Other long-term obligations (1) (3)	154	43	45	27	39
Total obligations	$19,686	$3,900	$4,009	$2,292	$9,485

(1) Includes obligations associated with assets held for sale of $22 million of other long-term debt, $33 million of capital lease obligations, $9 million of interest, $22 million of operating leases and other long-term obligations of $94 million.

(2) Excludes amounts associated with full requirements contracts where no stated minimum purchase volume is required.

(3) Includes liabilities for unrecognized tax benefits of $19 million.

Credit Ratings

Credit ratings are intended to provide banks and capital market participants with a framework for comparing the credit quality of securities and are not a recommendation to buy, sell or hold securities. Management believes that our current credit ratings provide sufficient access to the capital markets. However, disruptions in the banking and capital markets not specifically related to us may affect our ability to access these funding sources or cause an increase in the return required by investors.

We have issued guarantees for the benefit of various non-utility subsidiaries. In the event that our credit rating is downgraded to below investment grade, certain of these guarantees would require us to post cash or letters of credit valued at approximately $488 million at December 31, 2007. Additionally, upon a downgrade, our trading business could be required to restrict operations and our access to the short-term commercial paper market could be restricted or eliminated. While we currently do not anticipate such a downgrade, we cannot predict the outcome of current or future credit rating agency reviews. The following table shows our credit rating as determined by three nationally respected credit rating agencies. All ratings are considered investment grade and affect the value of the related securities.

		Credit Rating Agency		
Entity	Description	Standard & Poor's	Moody's Investors Service	Fitch Ratings
DTE Energy	Senior Unsecured Debt	BBB-	Baa2	BBB
	Commercial Paper	A-2	P-2	F2
Detroit Edison	Senior Secured Debt	A-	A3	A-
	Commercial Paper	A-2	P-2	F2
MichCon	Senior Secured Debt	BBB+	A3	A-
	Commercial Paper	A-2	P-2	F2

Critical Accounting Estimates

There are estimates used in preparing the consolidated financial statements that require considerable judgment. Such estimates relate to regulation, risk management and trading activities, allowance for doubtful accounts, goodwill, pension and postretirement costs, legal reserves, insured and uninsured risks, accounting for tax obligations and production tax credits.

Regulation

A significant portion of our business is subject to regulation. Detroit Edison and MichCon currently meet the criteria of SFAS No. 71, *Accounting for the Effects of Certain Types of Regulation.* Application of this standard results in differences in the application of generally accepted accounting principles between regulated and non-regulated businesses. SFAS No. 71 requires the recording of regulatory assets and liabilities for certain transactions that would have been treated as revenue or expense in non-regulated businesses. Future regulatory changes or changes in the competitive environment could result in discontinuing the application of SFAS No. 71 for some or all of our businesses. Management believes that currently available facts support the continued application of SFAS No. 71 and that all regulatory assets and liabilities are recoverable or refundable in the current rate environment. See Note 5 of the Notes to Consolidated Financial Statements.

Risk Management and Trading Activities

Risk management and trading activities are accounted for in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended and interpreted. As amended, SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives are recorded at fair value and shown as "Assets or liabilities from risk management and trading activities" in the Consolidated Statements of Financial Position. Derivatives are measured at fair value, and changes in the fair value of the derivative instruments are recognized in earnings in the period of change, unless the derivative meets certain defined conditions and qualifies as an effective hedge. SFAS No. 133 also provides a scope exception for contracts that meet the normal purchase and sales criteria specified in the standard. The normal purchases and normal sales exception requires, among other things, physical delivery in quantities expected to be used or sold over a reasonable period in the normal course of business. Contracts that are designated as normal purchases and normal sales are not recorded at fair value. A majority of the contracts entered into by Detroit Edison and MichCon meet the criteria specified for this exception. The fair values of derivative contracts are determined from a combination of active quotes, published indexes and mathematical valuation models. Valuation models require various inputs and assumptions, including forward prices, volatility, interest rates, and exercise periods. The fair values we calculate for our derivatives may change significantly as inputs and assumptions are updated for new information. The cash returns we actually realize on our derivatives may be different from the results we estimate using models.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, economic conditions, age of receivables and other information. Higher customer bills due to increased electricity and gas prices, the lack of adequate levels of assistance for low-income customers and economic conditions have also contributed to the increase in past due receivables. As a result of these factors, our allowance for doubtful accounts increased in 2007 and 2006. We believe the allowance for doubtful accounts is based on reasonable estimates. As part of the 2005 gas rate order for MichCon, the MPSC provided for the establishment of an uncollectible accounts tracking mechanism that partially mitigates the impact associated with MichCon uncollectible expenses. However, failure to make continued progress in collecting our past due receivables in light of rising energy prices would unfavorably affect operating results and cash flow.

Goodwill

Certain of our business units have goodwill resulting from purchase business combinations. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, each of our reporting units with goodwill is required to perform impairment tests annually or whenever events or circumstances indicate that the value of goodwill may be impaired. In order to perform these impairment tests, we must determine the reporting unit's fair value using valuation techniques, which use estimates of discounted future cash flows to be generated by the reporting unit. These cash flow valuations involve a number of estimates that require broad assumptions and significant judgment by management regarding future performance. To the extent estimated cash flows are revised downward, the reporting unit may be required to write down all or a portion of its goodwill, which would adversely impact our earnings.

As of December 31, 2007, our goodwill totaled $2 billion. The majority of our goodwill is allocated to our utility reporting units. The value of the utility reporting units may be significantly impacted by rate orders and the regulatory environment.

Based on our 2007 goodwill impairment test, we determined that the fair value of our remaining operating reporting units exceeded their carrying value and no impairment existed. We will continue to monitor our estimates and assumptions regarding future cash flows. While we believe our assumptions are reasonable, actual results may differ from our projections.

Pension and Postretirement Costs

Our costs of providing pension and postretirement benefits are dependent upon a number of factors, including rates of return on plan assets, the discount rate, the rate of increase in health care costs and the amount and timing of plan sponsor contributions.

We had pension costs for qualified pension plans of $67 million in 2007 (including Special Termination Benefits of $8 million), $125 million in 2006 (including Special Termination Benefits of $49 million), and $90 million in 2005. Postretirement benefits costs for all plans were $188 million in 2007 (including Special Termination Benefits of $2 million), $197 million in 2006 (including Special Termination Benefits of $8 million), and $155 million in 2005. Pension and postretirement benefits costs for 2007 are calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on our plan assets of 8.75%. In developing our expected long-term rate of return assumption, we evaluated asset class risk and return expectations, as well as inflation assumptions. Projected returns are based on broad equity and bond markets. Our 2008 expected long-term rate of return on plan assets is based on an asset allocation assumption utilizing active investment management of 55% in equity markets, 20% in fixed income markets, and 25% invested in other assets. Because of market volatility, we periodically review our asset allocation and rebalance our portfolio when considered appropriate. Given market conditions, we believe that 8.75% is a reasonable long-term rate of return on our plan assets for 2008. We will continue to evaluate our actuarial assumptions, including our expected rate of return, at least annually.

We base our determination of the expected return on qualified plan assets on a market-related valuation of assets, which reduces year-to-year volatility. This market-related valuation recognizes changes in fair value in a systematic manner over a three-year period. Accordingly, the future value of assets will be impacted as previously deferred gains or losses are recorded. We have unrecognized net gains due to the performance of the financial markets. As of December 31, 2007, we had $63 million of cumulative gains that remain to be recognized in the calculation of the market-related value of assets.

The discount rate that we utilize for determining future pension and postretirement benefit obligations is based on a yield curve approach and a review of bonds that receive one of the two highest ratings given by a recognized rating agency. The yield curve approach matches projected plan pension and postretirement benefit payment streams with bond portfolios reflecting actual liability duration unique to our plans. The discount rate determined on this basis increased from 5.7% at December 31, 2006 to 6.5% at December 31, 2007. Due to recent company contributions, financial market performance and higher discount rates, we estimate that our 2008 total pension costs will approximate $29 million compared to $67 million in 2007 and our 2008 postretirement benefit costs will approximate $146 million compared to $188 million in 2007. In the last several years, we have made modifications to the pension and postretirement benefit plans to mitigate the earnings impact of higher costs. Future actual pension and postretirement benefit costs will depend on future investment performance, changes in future discount rates and various other factors related to plan design. Additionally, future pension costs for Detroit Edison will be affected by a pension tracking mechanism, which was authorized by the MPSC in its November 2004 electric rate order. The tracking mechanism provides for the recovery or refunding of pension costs above or below the amount reflected in Detroit Edison's base rates. In April 2005, the MPSC approved the deferral of the non-capitalized portion of MichCon's negative pension expense. MichCon will record a regulatory liability for any negative pension costs, as determined under generally accepted accounting principles.

Lowering the expected long-term rate of return on our plan assets by one-percentage-point would have increased our 2007 qualified pension costs by approximately $26 million. Lowering the discount rate and the salary increase assumptions by one-percentage-point would have increased our 2007 pension costs by approximately $10 million. Lowering the health care cost trend assumptions by one-percentage-point would have decreased our postretirement benefit service and interest costs for 2007 by approximately $24 million.

The market value of our pension and postretirement benefit plan assets has been affected in a positive manner by the financial markets. The value of our plan assets was $3.5 billion at November 30, 2006 and $3.8 billion at November 30, 2007. At December 31, 2006, we adopted SFAS No. 158 that required us to recognize the underfunded status of our pension and other postretirement plans. The impact of the adoption of SFAS No. 158 was an increase in pension and postretirement benefit liabilities of approximately $1.3 billion in 2006. We requested and received agreement from the MPSC to record the additional liability amounts for the Detroit Edison and MichCon benefit plans on the Statements of Financial Position as a Regulatory asset. As a result, Regulatory assets were increased by approximately $1.2 billion. The remainder of the increase in pension and postretirement benefit liabilities is included in Accumulated other comprehensive loss, net of tax. At December 31, 2007 our qualified pension plans were overfunded by $152 million, our non-qualified pension plans were underfunded by $71 million, and our other postretirement benefit plans were underfunded by $1.1 billion, reflected in noncurrent assets, current liabilities, and noncurrent liabilities, respectively. The improvement relative to 2006 results from Company contributions, investment performance returns, and increased discount rates.

Pension and postretirement costs and pension cash funding requirements may increase in future years without substantial returns in the financial markets. We made a $180 million pension contribution in 2006 and made a $150 million pension contribution in 2007. At the discretion of management and depending upon financial market conditions, we anticipate making up to a $150 million contribution to our qualified pension plans in 2008 and up to $400 million over the next five years. Also, we anticipate making up to a $5 million contribution to our nonqualified benefit plans in 2008 and up to $25 million over the next five years. We made a $116 million contribution to our postretirement benefit plans in 2006 and made a $76 million contribution to our postretirement benefit plans in 2007. At the discretion of management, and depending upon financial market conditions, we anticipate making up to a $116 million contribution to our postretirement plans in 2008 and up to $600 million over the next five years.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act was signed into law. This Act provides for a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the benefit established by law. The effects of the subsidy on the measurement of net periodic postretirement benefit costs reduced costs by $16 million in 2007, $17 million in 2006, and $20 million in 2005.

See Note 17 of the Notes to Consolidated Financial Statements.

Legal Reserves

We are involved in various legal proceedings, claims and litigation arising in the ordinary course of business. We regularly assess our liabilities and contingencies in connection with asserted or potential matters, and establish reserves when appropriate. Legal reserves are based upon management's assessment of pending and threatened legal proceedings and claims against us.

Insured and Uninsured Risks

Our comprehensive insurance program provides coverage for various types of risks. Our insurance policies cover risk of loss including property damage, general liability, workers' compensation, auto liability, and directors' and officers' liability. Under our risk management policy, we self-insure portions of certain risks up to specified limits, depending on the type of exposure. The maximum self-insured retention for various risks is as follows: property damage – $10 million, general liability – $7 million, workers' compensation – $8.5 million, and auto liability – $7 million. We have an actuarially determined estimate of our incurred but not reported (IBNR) liability prepared annually and we adjust our reserves for self-insured risks as appropriate. As of December 31, 2007, this IBNR liability was approximately $40 million.

Accounting for Tax Obligations

We are required to make judgments regarding the potential tax effects of various financial transactions and results of operations in order to estimate our obligations to taxing authorities. Beginning January 1, 2007, we began accounting for uncertain income tax positions using a benefit recognition model with a two-step approach, a more-likely-than-not recognition criterion and a measurement attribute that measures the position as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement in accordance with FIN 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109*. If the benefit does not meet the more likely than not criteria for being sustained on its technical merits, no benefit will be recorded. Uncertain tax positions that relate only to timing of when an item is included on a tax return are considered to have met the recognition threshold. Prior to January 1, 2007, we estimated uncertain income tax obligations in accordance with SFAS No. 109, *Accounting for Income Taxes*, SFAS No. 5, *Accounting for Contingencies* and Statement of Financial Accounting Concepts No. 6 (CON 6), *Elements of Financial Statements*. We also have non-income tax obligations related to real estate, sales and use and employment-related taxes and ongoing appeals related to these tax matters that are outside the scope of FIN 48 and accounted for under SFAS No. 5 and CON 6.

Accounting for tax obligations requires judgments, including assessing whether tax benefits are more likely than not to be sustained, and estimating reserves for potential adverse outcomes regarding tax positions that have been taken. We also assess our ability to utilize tax attributes, including those in the form of carryforwards, for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets related to capital losses that we believe will be realized in future periods. While we believe the resulting tax reserve balances as of December 31, 2007 and December 31, 2006 are appropriately accounted for in accordance with FIN 48, SFAS No. 5, SFAS No. 109 and CON 6 as applicable, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material.

Production Tax Credits

We generated production tax credits from our synfuel operations through December 31, 2007. Our coke battery and landfill gas recovery operations also generate production tax credits with varying expiration dates. We recognize earnings as tax credits are generated at our facilities in one of two ways. First, to the extent we have sold an interest in our synfuel facilities to third parties, we recognize gains as synfuel is produced and sold, and when there is persuasive evidence that the sales proceeds have become fixed or determinable, when probability of refund is considered remote and collectibility is reasonably assured. Second, to the extent we generate credits to our own account, we recognize earnings through reduced tax expense.

All production tax credits are subject to audit by the IRS. However, all of our synfuel facilities have received favorable private letter rulings from the IRS with respect to their operations. Audits of five of our synfuel facilities were successfully completed in the past two years. If production tax credits were disallowed in whole or in part as a result of an IRS audit, there could be a significant write-off of previously recorded earnings from such tax credits.

Tax credits generated by our facilities were $217 million in 2007 as compared to $295 million in 2006, and $617 million in 2005. The portion of tax credits generated for our own account was $31 million in 2007, as compared to $35 million in 2006, and $55 million in 2005, with the remaining credits generated allocated to third party partners.

Tax credits related to synfuels are classified as income from discontinued operations in our consolidated statement of operations.

Environmental Matters

Protecting the environment, as well as correcting past environmental damage, continues to be a focus of state and federal regulators. Legislation and/or rulemaking could further impact the electric utility industry including Detroit Edison. The Environmental Protection Agency (EPA) and the Michigan Department of Environmental Quality (MDEQ) have aggressive programs to clean up contaminated property.

Electric Utility

Air – Detroit Edison is subject to EPA ozone transport and acid rain regulations that limit power plant emissions of sulfur dioxide and nitrogen oxides. In March 2005, the EPA issued additional emission reduction regulations relating to ozone, fine particulate, regional haze and mercury air pollution. The new rules will lead to additional controls on fossil-fueled power plants to reduce nitrogen oxide, sulfur dioxide and mercury emissions. To comply with these requirements, Detroit Edison has spent approximately $1.1 billion through 2007. We estimate Detroit Edison will incur future capital expenditures of up to $282 million in 2008 and up to $2.4 billion of additional capital expenditures through 2018 to satisfy both the existing and proposed new control requirements.

The EPA has ongoing enforcement actions against several major electric utilities citing violations of new source provisions of the Clean Air Act. Detroit Edison received and responded to information requests from the EPA on this subject. The EPA has not initiated proceedings against Detroit Edison. In October 2003, the EPA promulgated revised regulations to clarify new source review provisions going forward. Several states and environmental organizations have challenged these regulations and, in December 2003, a stay was issued until the U.S. Court of Appeals D.C. Circuit renders an opinion in the case. We cannot predict the future impact of this issue upon Detroit Edison.

Global Climate Change – Proposals for voluntary initiatives and mandatory controls are being discussed in the United States to reduce greenhouse gases such as carbon dioxide, a by-product of burning fossil fuels. There may be legislative action to address the issue of changes in climate that result from the build up of greenhouse gases, including carbon dioxide, in the atmosphere. We cannot predict the impact any legislative or regulatory action may have on our operations and financial position.

Water – In response to an EPA regulation, currently under judicial review, Detroit Edison is required to examine alternatives for reducing the environmental impacts of the cooling water intake structures at several of its facilities. Based on the results of the studies to be conducted over the next several years, Detroit Edison may be required to install additional control technologies to reduce the impacts of the intakes. Initially, we estimated that we will incur up to approximately $55 million over the next four to six years in additional capital expenditures to comply with these requirements. However, a recent court decision remanded back to the EPA several provisions of the federal regulation that has resulted in a delay in compliance requirements. The court decision also raised the possibility that we may have to install cooling towers at some facilities, substantially increasing capital expenditures. We cannot predict the effect on Detroit Edison of this court decision or any resulting regulations.

Contaminated Sites – Detroit Edison conducted remedial investigations at contaminated sites, including three former manufactured gas plant (MGP) sites, the area surrounding an ash landfill and several underground and aboveground storage tank locations. We have a reserve balance of $15 million as of December 31, 2007 for the remediation of these sites over the next several years. In addition, Detroit Edison expects to make approximately $6 million of capital improvements to the ash landfill in 2008.

Gas Utility

Contaminated Sites – Prior to the construction of major interstate natural gas pipelines, gas for heating and other uses was manufactured locally from processes involving coal, coke or oil. Gas Utility owns, or previously owned, 15 former MGP sites. Investigations have revealed contamination related to the by-products of gas manufacturing at each site. In addition to the MGP sites, Gas Utility is also in the process of cleaning up other contaminated sites. Cleanup activities associated with these sites will be conducted over the next several years. As a result of these determinations, we have recorded liabilities of $40 million and $2 million for the MGP and other contaminated sites, respectively. It is estimated that Gas Utility may spend $6 million in expenses related to cleanup costs in 2008.

A cost deferral and rate recovery mechanism was approved by the MPSC for investigation and remediation costs incurred at former MGP sites. After a study was completed in 1995, Gas Utility accrued an additional liability and a corresponding regulatory asset of $35 million. During 2007, we spent approximately $2 million investigating and remediating these former MGP sites. We accrued an additional $1 million in remediation liabilities associated with former MGP holders to increase the reserve balance to $40 million as of December 31, 2007.

Any significant change in assumptions, such as remediation techniques, nature and extent of contamination and regulatory requirements, could impact the estimate of remedial action costs for the sites and thereby affect our financial position and cash flows. However, we anticipate the cost deferral and rate recovery mechanism approved by the MPSC will prevent environmental costs from having a material adverse impact on our consolidated results of operations.

Other

Our non-utility affiliates are subject to a number of environmental laws and regulations dealing with the protection of the environment from various pollutants. We are in the process of installing new environmental equipment at our coke battery facilities in Michigan. We expect the project to be substantially completed during 2009 at a cost of approximately $15 million. Our non-utility affiliates are substantially in compliance with all environmental requirements.

Various state and federal laws regulate our handling, storage and disposal of waste materials. The EPA and the MDEQ have aggressive programs to manage the clean up of contaminated property. We have extensive land holdings and, from time to time, must investigate claims of improperly disposed contaminants. We anticipate our utility and non-utility companies may periodically be included in various types of environmental proceedings.

New Accounting Pronouncements

See Note 2 of the Notes to Consolidated Financial Statements.

Fair Value Of Contracts

The accounting standards for determining whether a contract meets the criteria for derivative accounting are numerous and complex. Moreover, significant judgment is required to determine whether a contract requires derivative accounting, and similar contracts can sometimes be accounted for differently. If a contract is accounted for as a derivative instrument, it is recorded in the financial statements as "Assets or Liabilities from risk management and trading activities," at the fair value of the contract. The recorded fair value of the contract is then adjusted at each reporting date, in the Consolidated Statements of Operations, to reflect any change in the fair value of the contract, a practice known as mark-to-market (MTM) accounting. Changes in the fair value of a designated derivative that is highly effective as a cash flow hedge are recorded as a component of Accumulated other comprehensive income, net of taxes, until the hedged item affects income. These amounts are subsequently reclassified into earnings as a component of the value of the forecasted transaction, in the same period as the forecasted transaction affects earnings. The ineffective portion of the fair value changes is recognized in the Consolidated Statements of Operations immediately.

Fair value represents the amount at which willing parties would transact an arms-length transaction. To determine the fair value of contracts accounted for as derivative instruments, we use a combination of quoted market prices, broker quotes and mathematical valuation models. Valuation models require various inputs, including forward prices, volatility, interest rates, and exercise periods.

Contracts we typically classify as derivative instruments include power, gas, certain coal, and oil forwards, futures, options and swaps, as well as foreign currency contracts. Items we do not generally account for as derivatives (and which are therefore excluded from the following tables) include gas inventory, gas storage and transportation arrangements, and gas and oil reserves.

The subsequent tables contain the following four categories represented by their operating characteristics and key risks.

- "Proprietary Trading" represents derivative activity transacted with the intent of taking a view, capturing market price changes, or putting capital at risk. This activity is speculative in nature as opposed to hedging an existing exposure.
- "Structured Contracts" represents derivative activity transacted by originating substantially hedged positions with wholesale energy marketers, producers, end users, utilities, retail aggregators and alternative energy suppliers. Although transactions are generally executed with a buyer and seller simultaneously, some positions remain open until a suitable offsetting transaction can be executed.
- "Economic Hedges" represents derivative activity associated with assets owned and contracted by DTE Energy, including forward sales of gas production and trades associated with owned transportation and storage capacity. Changes in the value of derivatives in this category economically offset changes in the value of underlying non-derivative positions, which do not qualify for fair value accounting. The difference in accounting treatment of derivatives in this category and the underlying non-derivative positions can result in significant earnings volatility.
- "Other" primarily represents derivative activity associated with our gas reserves and discontinued synfuel operations. A portion of the price risk associated with anticipated production from the Barnett gas reserves has been mitigated through 2010. Changes in the value of the hedges are recorded as "Assets or Liabilities from risk management and trading activities," with an offset in Other comprehensive income to the extent that the hedges are deemed effective. Oil-related derivative contracts were executed to economically hedge cash flow risks related to underlying, non-derivative synfuel related positions through 2007. The amounts shown in the following tables exclude the value of the underlying gas reserves and synfuel proceeds including changes therein.

Roll-Forward of MTM Energy Contract Net Assets

The following tables provide details on changes in our MTM net asset (or liability) position during 2007:

(in Millions)	Proprietary Trading	Structured Contracts	Economic Hedges	Other	Total
MTM at December 31, 2006	$ (9)	$ (2)	$ (36)	$ (24)	$ (71)
Reclassed to realized upon settlement	22	1	17	16	56
Changes in fair value recorded to income	4	(57)	23	(220) (1)	(250)
Amortization of option premiums	(10)	(2)	–	(101) (2)	(113)
Amounts recorded to unrealized income	16	(58)	40	(305)	(307)
Amounts recorded in Other comprehensive Income	–	–	–	(1)	(1)
Transfer of contracts	–	(323)	–	323	-
Option premiums paid and other	1	37	–	9	47
MTM at December 31, 2007	$ 8	$ (346)	$ 4	$ 2	$ (332)

(1) Change in fair value of contracts in Unconventional Gas Production prior to the transfer to Energy Trading as a result of the Antrim sale.

(2) Realized synfuel option premiums by Power and Industrial Projects.

A substantial portion of the Company's price risk related to its Antrim shale gas exploration and production business had been mitigated by financial contracts that hedged our price risk exposure through 2013. These financial contracts were accounted for as cash flow hedges, with changes in estimated fair value of the contracts reflected in Other comprehensive income. Upon the sale of Antrim, the financial contracts no longer qualified as cash flow hedges. The contracts were retained and offsetting financial contracts were put into place to effectively settle these positions.

The following table provides a current and noncurrent analysis of "Assets and Liabilities from risk management and trading activities," as reflected on the Consolidated Statements of Financial Position as of December 31, 2007. Amounts that relate to contracts that become due within twelve months are classified as current and all remaining amounts are classified as noncurrent.

(in Millions)	Proprietary Trading	Structured Contracts	Economic Hedges	Eliminations	Other	Assets (Liabilities)
Current assets	$ 35	$ 135	$ 29	$ (9)	$ 5	$ 195
Noncurrent assets	9	194	8	(4)	–	207
Total MTM assets	44	329	37	(13)	5	402
Current liabilities	(34)	(234)	(23)	9	–	(282)
Noncurrent liabilities	(2)	(441)	(10)	4	(3)	(452)
Total MTM liabilities	(36)	(675)	(33)	13	(3)	(734)
Total MTM net assets (liabilities)	$ 8	$ (346)	$ 4	$ –	$ 2	$ (332)

Maturity of Fair Value of MTM Energy Contract Net Assets

We manage our MTM risk on a portfolio basis based upon the delivery period of our contracts and the individual components of the risks within each contract. Accordingly, we record and manage the energy purchase and sale obligations under our contracts in separate components based on the commodity (e.g. electricity or gas), the product (e.g. electricity for delivery during peak or off-peak hours), the delivery location (e.g. by region), the risk profile (e.g. forward or option), and the delivery period (e.g. by month and year).

We determine the MTM adjustment for our derivative contracts from a combination of active quotes, published indexes and mathematical valuation models. We generally derive the pricing for our contracts from active quotes or external resources. Actively quoted indexes include exchange-traded positions such as the New York Mercantile Exchange and the Intercontinental Exchange, and over-the-counter positions for which broker quotes are available. For periods in which external market data is not readily observable, we estimate value using mathematical valuation models. We periodically update our policy and valuation methodologies for changes in market liquidity and other assumptions which may impact the estimated fair value of our derivative contracts. During 2007, we performed an analysis of the energy markets and its participants, including an evaluation of liquidity. As a result, we revised our policy and valuation estimates for the portions of our contracts that extend beyond the actively traded reporting period. Accordingly, our power and natural gas contracts are marked through 2011 and 2013, respectively. The majority of our long-dated power contracts relate to retail or structured transactions, which require the use of internal models to estimate fair value.

As a result of adherence to generally accepted accounting principles, the tables above do not include the expected earnings impacts of certain non-derivative gas storage and power contracts. Consequently, gains and losses from these positions may not match with the related physical and financial hedging instruments in some reporting periods, resulting in volatility in DTE Energy's reported period-by-period earnings; however, the financial impact of this timing difference will reverse at the time of physical delivery and/or settlement.

The table below shows the maturity of our MTM positions:

(in Millions) Source of Fair Value	2008	2009	2010	2011 and Beyond	Total Fair Value
Proprietary Trading	$ 1	$ 7	$ –	$ –	$ 8
Structured Contracts	(99)	(78)	(52)	(117)	(346)
Economic Hedges	6	–	(2)	–	4
Other	5	(2)	(1)	–	2
Total	$ (87)	$ (73)	$ (55)	$ (117)	$ (332)

Quantitative and Qualitative Disclosures About Market Risk

Market Price Risk

DTE Energy has commodity price risk in both utility and non-utility businesses arising from market price fluctuations.

The Electric and Gas utility businesses have risks in conjunction with the anticipated purchases of coal, natural gas, uranium, electricity, and base metals to meet their service obligations. Further, changes in the price of electricity can impact the level of exposure of Customer Choice programs and uncollectible expenses at the Electric Utility. In addition, changes in the price of natural gas can impact the valuation of lost gas, storage sales revenue and uncollectible expenses at the Gas Utility.

To limit our exposure to commodity price fluctuations, the utility businesses have applied various approaches including forward energy, capacity, storage and futures contracts, as well as regulatory rate-recovery mechanisms. Regulatory rate-recovery occurs in the form of PSCR and GCR mechanisms (see Note 1 of the Notes to Consolidated Financial Statements) and a tracking mechanism to mitigate some losses from customer migration due to electric Customer Choice programs.

Our Power and Industrial Projects segment is subject to crude oil, electricity, natural gas and coal based product price risk. As previously discussed, production tax credits generated by DTE Energy's coke battery and landfill gas recovery operations are subject to phase-out if domestic crude oil prices reach certain levels. The benefits associated with tax credits may be subject to changes in federal tax law. See Note 15 of the Notes to Consolidated Financial Statements. To manage this exposure, we use forward energy, capacity and futures contracts.

Our Unconventional Gas Production business segment has exposure to natural gas and, to a lesser extent, crude oil price fluctuations. These commodity price fluctuations can impact both current year earnings and reserve valuations. To manage this exposure we use forward energy and futures contracts.

Our Energy Trading business segment has exposure to electricity, natural gas, crude oil, heating oil, and foreign currency price fluctuations. These risks are managed through its energy marketing and trading operations through the use of forward energy, capacity, storage, options and futures contracts, within pre-determined risk parameters.

Our Coal and Gas Midstream business segment has exposure to natural gas and coal price fluctuations. These coal price risks are managed primarily through its coal transportation and marketing operations through the use of forward coal and futures contracts. The Gas Midstream business unit manages its exposure through the sale of long-term storage and transportation contracts.

Credit Risk

Bankruptcies

We purchase and sell electricity, gas, coal, coke and other energy products from and to numerous companies operating in the steel, automotive, energy, retail and other industries. Certain of our customers have filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. We regularly review contingent matters relating to these customers and our purchase and sale contracts and we record provisions for amounts considered at risk of probable loss. We believe our previously accrued amounts are adequate for probable loss. The final resolution of these matters is not expected to have a material effect on our financial statements.

Other

We engage in business with customers that are non-investment grade. We closely monitor the credit ratings of these customers and, when deemed necessary, we request collateral or guarantees from such customers to secure their obligations.

Energy Trading

We are exposed to credit risk through trading activities. Credit risk is the potential loss that may result if our trading counterparties fail to meet their contractual obligations. We utilize both external and internally generated credit assessments when determining the credit quality of our trading counterparties. The following table displays the credit quality of our trading counterparties as of December 31, 2007:

(in Millions)	Credit Exposure before Cash Collateral	Cash Collateral	Net Credit Exposure
Investment Grade (1)			
A- and Greater	$ 612	$ (100)	$ 512
BBB+ and BBB	104	–	104
BBB-	46	–	46
Total Investment Grade	762	(100)	662
Non-investment grade (2)	38	(5)	33
Internally Rated – investment grade (3)	98	(1)	97
Internally Rated – non-investment grade (4)	10	(8)	2
Total	$ 908	$ (114)	$ 794

(1) This category includes counterparties with minimum credit ratings of Baa3 assigned by Moody's Investor Service (Moody's) and BBB- assigned by Standard & Poor's Rating Group, a division of the McGraw-Hill Companies, Inc. (Standard & Poor's). The five largest counterparty exposures combined for this category represented approximately 34 percent of the total gross credit exposure.

(2) This category includes counterparties with credit ratings that are below investment grade. The five largest counterparty exposures combined for this category represented approximately three percent of the total gross credit exposure.

(3) This category includes counterparties that have not been rated by Moody's or Standard & Poor's, but are considered investment grade based on DTE Energy's evaluation of the counterparty's creditworthiness. The five largest counterparty exposures combined for this category represented approximately seven percent of the total gross credit exposure.

(4) This category includes counterparties that have not been rated by Moody's or Standard & Poor's, and are considered non-investment grade based on DTE Energy's evaluation of the counterparty's creditworthiness. The five largest counterparty exposures combined for this category represented approximately one percent of the total gross credit exposure.

Interest Rate Risk

DTE Energy is subject to interest rate risk in connection with the issuance of debt and preferred securities. In order to manage interest costs, we may use treasury locks and interest rate swap agreements. Our exposure to interest rate risk arises primarily from changes in U.S. Treasury rates, commercial paper rates and London Inter-Bank Offered Rates (LIBOR). As of December 31, 2007, we had a floating rate debt-to-total debt ratio of approximately 18% (excluding securitized debt).

Foreign Currency Risk

DTE Energy has foreign currency exchange risk arising from market price fluctuations associated with fixed priced contracts. These contracts are denominated in Canadian dollars and are primarily for the purchase and sale of power as well as for long-term transportation capacity. To limit our exposure to foreign currency fluctuations, we have entered into a series of currency forward contracts through January 2012. Additionally, we may enter into fair value currency hedges to mitigate changes in the value of contracts or loans.

Summary of Sensitivity Analysis

We performed a sensitivity analysis on the fair values of our commodity contracts, long-term debt instruments and foreign currency forward contracts. The sensitivity analysis involved increasing and decreasing forward rates at December 31, 2007 by a hypothetical 10% and calculating the resulting change in the fair values.

The results of the sensitivity analysis calculations follow:

(in Millions) Activity	Assuming a 10% increase in rates	Assuming a 10% decrease in rates	Change in the fair value of
Coal Contracts	$ (2)	$ 2	Commodity contracts
Gas Contracts	$ (13)	$ 13	Commodity contracts
Power Contracts	$ (13)	$ 13	Commodity contracts
Interest Rate Risk	$ (290)	$ 315	Long-term debt
Foreign Currency Risk	$ 1	$ (1)	Forward contracts

Report of Management's Responsibility for Financial Statements and Internal Control over Financial Reporting

Financial Statements

We have reviewed this annual report to shareholders, and based on our knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report. Also, based on our knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of DTE Energy as of, and for, the periods presented.

Internal Control over Financial Reporting

The management of DTE Energy Company is responsible for establishing and maintaining adequate internal control over financial reporting. DTE Energy Company's internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of the effectiveness to future periods are subject to the risks that control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

DTE Energy Company management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, management believes that, as of December 31, 2007, DTE Energy Company's internal control over financial reporting was effective based on those criteria.

DTE Energy Company's independent registered public accounting firm that audited the financial statements included in this annual report has issued an attestation report on DTE Energy Company's internal control over financial reporting.

Anthony F. Earley Jr.
Chairman and Chief Executive Officer

David E. Meador
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of DTE Energy Company:

We have audited the internal control over financial reporting of DTE Energy Company and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated March 7, 2008 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the Company's adoption of new accounting standards.

Deloitte & Touche LLP

Detroit, Michigan
March 7, 2008

Deloitte.

Deloitte & Touche LLP
Suite 900, 600 Renaissance Center
Detroit, Michigan 48243-1704

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of DTE Energy Company:

We have audited the consolidated statements of financial position of DTE Energy Company and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, cash flows, and changes in shareholders' equity and comprehensive income for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of DTE Energy Company and subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 to the consolidated financial statements, in connection with the required adoption of a new accounting standard, the Company changed its method of accounting for uncertainty in income taxes on January 1, 2007. As discussed in Notes 17 and 18 to the consolidated financial statements, in connection with the required adoption of new accounting standards, in 2006 the Company changed its method of accounting for defined benefit pension and other postretirement plans and share based payments, respectively. As discussed in Note 1 to the consolidated financial statements, in connection with the required adoption of new accounting standards, in 2005 the Company changed its method of accounting for asset retirement obligations.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte + Touche LLP

Detroit, Michigan
March 7, 2008

Deloitte.

Deloitte & Touche LLP
Suite 900, 600 Renaissance Center
Detroit, Michigan 48243-1704

Consolidated Statements of Operations

(in Millions, Except per Share Amounts)	Year Ended December 31 2007	2006	2005
Operating Revenues	$ 8,506	$ 8,159	$ 8,094
Operating Expenses			
Fuel, purchased power and gas	3,553	3,056	3,530
Operation and maintenance	2,892	2,677	2,625
Depreciation, depletion and amortization	932	990	810
Taxes other than income	357	309	254
Gain on sale of non-utility business (Note 3)	(900)	–	–
Other asset (gains) and losses, reserves and impairments, net	37	67	(23)
	6,871	7,099	7,196
Operating Income	1,635	1,060	898
Other (Income) and Deductions			
Interest expense	533	525	518
Interest income	(25)	(26)	(22)
Other income	(93)	(61)	(68)
Other expenses	65	86	55
	480	524	483
Income Before Income Taxes and Minority Interest	1,155	536	415
Income Tax Provision	364	146	106
Minority Interest	4	1	37
Income from Continuing Operations	787	389	272
Discontinued Operations			
Loss from discontinued operations, net of tax	4	208	50
Minority interest in discontinued operations	(188)	(251)	(318)
	184	43	268
Cumulative Effect of Accounting Changes, net of tax	–	1	(3)
Net Income	$ 971	$ 433	$ 537
Basic Earnings per Common Share			
Income from continuing operations	$ 4.64	$ 2.19	$ 1.56
Discontinued operations	1.09	.24	1.53
Cumulative effect of accounting changes	–	.01	(.02)
Total	$ 5.73	$ 2.44	$ 3.07
Diluted Earnings per Common Share			
Income from continuing operations	$ 4.62	$ 2.18	$ 1.55
Discontinued operations	1.08	.24	1.52
Cumulative effect of accounting changes	–	.01	(.02)
Total	$ 5.70	$ 2.43	$ 3.05
Weighted Average Common Shares Outstanding			
Basic	169	177	175
Diluted	170	178	176
Dividends Declared per Common Share	$ 2.12	$ 2.075	$ 2.06

See Notes to Consolidated Financial Statements

Consolidated Statements of Financial Position

	December 31	
(in Millions)	2007	2006
Assets		
Current Assets		
Cash and cash equivalents	$ 123	$ 147
Restricted cash	140	146
Accounts receivable (less allowance for doubtful accounts of $182 and $170, respectively)		
Customer	1,658	1,427
Collateral held by others	56	68
Other	448	442
Accrued power and gas supply cost recovery revenue	76	117
Inventories		
Fuel and gas	429	562
Materials and supplies	204	153
Deferred income taxes	387	245
Assets from risk management and trading activities	195	461
Other	196	193
Current assets held for sale	83	–
	3,995	3,961
Investments		
Nuclear decommissioning trust funds	824	740
Other	446	505
	1,270	1,245
Property		
Property, plant and equipment	18,809	19,224
Less accumulated depreciation and depletion	(7,401)	(7,773)
	11,408	11,451
Other Assets		
Goodwill	2,037	2,057
Regulatory assets	2,786	3,226
Securitized regulatory assets	1,124	1,235
Intangible assets	25	72
Notes receivable	87	164
Assets from risk management and trading activities	207	164
Prepaid pension assets	152	71
Other	116	139
Noncurrent assets held for sale	547	–
	7,081	7,128
Total Assets	$ 23,754	$ 23,785

See Notes to Consolidated Financial Statements

Consolidated Statements of Financial Position

(in Millions, Except Shares)	December 31 2007	2006
Liabilities And Shareholders' Equity		
Current Liabilities		
Accounts payable	$ 1,198	$ 1,145
Accrued interest	112	115
Dividends payable	87	94
Short-term borrowings	1,084	1,131
Current portion long-term debt, including capital leases	454	354
Liabilities from risk management and trading activities	282	437
Deferred gains and reserves	400	208
Other	566	680
Current liabilities associated with assets held for sale	48	–
	4,231	4,164
Long-Term Debt (net of current portion)		
Mortgage bonds, notes and other	5,576	5,918
Securitization bonds	1,065	1,185
Trust preferred-linked securities	289	289
Capital lease obligations	41	82
	6,971	7,474
Other Liabilities		
Deferred income taxes	1,824	1,465
Regulatory liabilities	1,168	765
Asset retirement obligations	1,277	1,221
Unamortized investment tax credit	108	120
Liabilities from risk management and trading activities	452	259
Liabilities from transportation and storage contracts	126	157
Accrued pension liability	68	388
Accrued postretirement liability	1,094	1,414
Deferred gains	15	36
Nuclear decommissioning	134	119
Other	303	312
Noncurrent liabilities associated with assets held for sale	82	–
	6,651	6,256
Commitments and Contingencies (Notes 5, 6, and 16)		
Minority Interest	48	42
Shareholders' Equity		
Common stock, without par value, 400,000,000 shares authorized, 163,232,095 and 177,138,060 shares issued and outstanding, respectively	3,176	3,467
Retained earnings	2,790	2,593
Accumulated other comprehensive loss	(113)	(211)
	5,853	5,849
Total Liabilities and Shareholders' Equity	$ 23,754	$ 23,785

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(in Millions)	2007	2006	2005
	Year Ended December 31		
Operating Activities			
Net income	$ 971	$ 433	$ 537
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation, depletion and amortization	926	1,014	872
Deferred income taxes	144	28	147
Gain on sale of non-utility business	(900)	–	–
Other asset (gains), losses and reserves, net	(9)	(11)	(38)
Gain on sale of interests in synfuel projects	(248)	(38)	(367)
Impairment of synfuel projects	4	77	–
Partners' share of synfuel project losses	(188)	(251)	(318)
Contributions from synfuel partners	229	197	243
Cumulative effect of accounting changes	–	(1)	3
Changes in assets and liabilities, exclusive of changes shown separately (Note 1)	196	8	(78)
Net cash from operating activities	1,125	1,456	1,001
Investing Activities			
Plant and equipment expenditures – utility	(1,035)	(1,126)	(850)
Plant and equipment expenditures – non-utility	(264)	(277)	(215)
Acquisitions, net of cash acquired	–	(42)	(50)
Proceeds from sale of interests in synfuel projects	447	246	349
Refunds to synfuel partners	(115)	–	–
Proceeds from sale of non-utility business	1,262	–	–
Proceeds from sale of other assets, net	85	67	60
Restricted cash for debt redemptions	6	(21)	4
Proceeds from sale of nuclear decommissioning trust fund assets	286	253	201
Investment in nuclear decommissioning trust funds	(323)	(284)	(235)
Other investments	(19)	(10)	(66)
Net cash from (used) for investing activities	330	(1,194)	(802)
Financing Activities			
Issuance of long-term debt	50	612	869
Redemption of long-term debt	(393)	(687)	(1,266)
Short-term borrowings, net	(47)	291	437
Issuance of common stock	–	17	172
Repurchase of common stock	(708)	(61)	(13)
Dividends on common stock	(364)	(365)	(360)
Other	(6)	(10)	(6)
Net cash used for financing activities	(1,468)	(203)	(167)
Net Increase (Decrease) in Cash and Cash Equivalents	(13)	59	32
Cash and Cash Equivalents Reclassified to Assets Held for Sale	(11)	–	–
Cash and Cash Equivalents at Beginning of Period	147	88	56
Cash and Cash Equivalents at End of Period	$ 123	$ 147	$ 88

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income

(Dollars in Millions, Shares in Thousands)	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 2004	174,209	$ 3,323	$ 2,383	$ (158)	$ 5,548
Net income	–	–	537	–	537
Issuance of new shares	3,686	172	–	–	172
Dividends declared on common stock	–	–	(363)	–	(363)
Repurchase and retirement of common stock	(288)	(13)	–	–	(13)
Benefit obligations, net of tax	–	–	–	4	4
Net change in unrealized losses on derivatives, net of tax	–	–	–	(106)	(106)
Net change in unrealized losses on investments, net of tax	–	–	–	(11)	(11)
Stock-based compensation and other	207	1	–	–	1
Balance, December 31, 2005	177,814	3,483	2,557	(271)	5,769
Net income	–	–	433	–	433
Issuance of new shares	411	17	–	–	17
Dividends declared on common stock	–	–	(368)	–	(368)
Repurchase and retirement of common stock	(1,283)	(32)	(29)	–	(61)
Adjustment to initially apply SFAS No. 158, net of tax	–	–	–	(38)	(38)
Benefit obligations, net of tax	–	–	–	3	3
Net change in unrealized losses on derivatives, net of tax	–	–	–	102	102
Net change in unrealized losses on investments, net of tax	–	–	–	(7)	(7)
Stock-based compensation and other	196	(1)	–	–	(1)
Balance, December 31, 2006	177,138	3,467	2,593	(211)	5,849
Net income	–	–	971	–	971
Implementation of FIN 48	–	–	(5)	–	(5)
Benefit obligations, net of tax	–	–	–	6	6
Dividends declared on common stock	–	–	(358)	–	(358)
Repurchase and retirement of common stock	(14,440)	(297)	(411)	–	(708)
Net change in unrealized losses on derivatives, net of tax	–	–	–	91	91
Net change in unrealized losses on investments, net of tax	–	–	–	1	1
Stock-based compensation and other	534	6	–	–	6
Balance, December 31, 2007	163,232	$3,176	$2,790	$(113)	$ 5,853

The following table displays comprehensive income:

(in Millions)	2007	2006	2005
Net income	$ 971	$ 433	$ 537
Other comprehensive income (loss), net of tax:			
Benefit obligations, net of taxes of $3, $2 and $2	6	3	4
Net unrealized gains (losses) on derivatives:			
Gains (losses) arising during the period, net of taxes of $(76), $3 and $(78)	(141)	6	(145)
Amounts reclassified to income, net of taxes of $125, $52 and $21	232	96	39
	91	102	(106)
Net unrealized gains (losses) on investments:			
Gains (losses) arising during the period, net of taxes of $2, $(4) and $(3)	4	(7)	(6)
Amounts reclassified to income, net of taxes of $(2), $- and $(2)	(3)	–	(5)
	1	(7)	(11)
Comprehensive income	$ 1,069	$ 531	$ 424

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 — Significant Accounting Policies

Corporate Structure

DTE Energy owns the following businesses:

- The Detroit Edison Company (Detroit Edison), an electric utility engaged in the generation, purchase, distribution and sale of electric energy to approximately 2.2 million customers in southeast Michigan;
- Michigan Consolidated Gas Company (MichCon), a natural gas utility engaged in the purchase, storage, transmission, distribution and sale of natural gas to approximately 1.3 million customers throughout Michigan; and
- Our four non-utility segments are involved in 1) coal transportation and marketing, gas pipelines processing and storage; 2) unconventional gas project development and production; 3) power and industrial projects; and 4) energy marketing and trading operations.

Detroit Edison and MichCon are regulated by the Michigan Public Service Commission (MPSC). The Federal Energy Regulatory Commission (FERC) regulates certain activities of Detroit Edison's business as well as various other aspects of businesses under DTE Energy. In addition, the Company is regulated by other federal and state regulatory agencies including the Nuclear Regulatory Commission (NRC), the Environmental Protection Agency (EPA) and the Michigan Department of Environmental Quality (MDEQ).

References in this report to "Company" or "DTE" are to DTE Energy and its subsidiaries, collectively.

Principles of Consolidation

The Company consolidates all majority owned subsidiaries and investments in entities in which it has controlling influence. Non-majority owned investments are accounted for using the equity method when the Company is able to influence the operating policies of the investee. Non-majority owned investments include investments in limited liability companies, partnerships or joint ventures. When the Company does not influence the operating policies of an investee, the cost method is used. These consolidated financial statements also reflect the Company's proportionate interests in certain jointly owned utility plant. The Company eliminates all intercompany balances and transactions.

For entities that are considered variable interest entities, the Company applies the provisions of Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 46-R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.

Basis of Presentation

The accompanying Consolidated Financial Statements are prepared using accounting principles generally accepted in the United States of America. These accounting principles require management to use estimates and assumptions that impact reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results may differ from the Company's estimates.

Revenues

Revenues from the sale and delivery of electricity, and the sale, delivery and storage of natural gas are recognized as services are provided. Detroit Edison and MichCon record revenues for electric and gas provided but unbilled at the end of each month. Detroit Edison's accrued revenues include a component for the cost of power sold that is recoverable through the PSCR mechanism. MichCon's accrued revenues include a component for the cost of gas sold that is recoverable through the GCR mechanism. Annual Power Supply Cost Recovery (PSCR) and Gas Cost Recovery (GCR) proceedings before the MPSC permit Detroit Edison and MichCon to recover prudent and reasonable supply costs. Any overcollection or undercollection of costs, including interest, will be reflected in future rates. See Note 5.

Non-utility businesses recognize revenues as services are provided and products are delivered. The Energy Trading segment records in revenues net unrealized derivative gains and losses on energy trading contracts, including those to be physically settled. Net gains or losses on foreign currency derivatives are reported in Other income or Other expenses, respectively.

Comprehensive Income

Comprehensive income is the change in common shareholders' equity during a period from transactions and events from non-owner sources, including net income. As shown in the following table, amounts recorded to other comprehensive income at December 31, 2007 include unrealized gains and losses from derivatives accounted for as cash flow hedges, unrealized gains and losses on available for sale securities, and changes in benefit obligations, consisting of deferred actuarial losses, prior service costs and transition amounts related to pension and other postretirement benefit plans, pursuant to Statement of Financial Accounting Standards (SFAS) No. 158.

(in Millions)	Net Unrealized Losses on Derivatives	Net Unrealized Gains on Investments	Benefit Obligations	Accumulated Other Comprehensive Loss
Beginning balance	$ (104)	$ 15	$ (122)	$ (211)
Current period change	91	1	6	98
Ending balance	$ (13)	$ 16	$ (116)	$ (113)

Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash on hand, cash in banks and temporary investments purchased with remaining maturities of three months or less. Restricted cash consists of funds held to satisfy requirements of certain debt and partnership operating agreements. Restricted cash designated for interest and principal payments within one year is classified as a current asset.

Inventories

The Company values fuel inventory and materials and supplies at average cost.

Gas inventory at MichCon is determined using the last-in, first-out (LIFO) method. At December 31, 2007, the replacement cost of gas remaining in storage exceeded the $32 million LIFO cost by $288 million. During 2007, MichCon liquidated 9.5 billion cubic feet of prior years' LIFO layers. The liquidation reduced 2007 cost of gas by approximately $30 million, but had no impact on earnings as a result of the GCR mechanism. At December 31, 2006, the replacement cost of gas remaining in storage exceeded the $77 million LIFO cost by $236 million. During 2006, MichCon liquidated 5.1 billion cubic feet of prior years' LIFO layers. The liquidation reduced 2006 cost of gas by approximately $1 million, but had no impact on earnings as a result of the GCR mechanism.

The Energy Trading segment uses the average cost method for its gas in inventory.

Property, Retirement and Maintenance, and Depreciation and Depletion

Summary of property by classification as of December 31:

(in Millions)	2007	2006
Property, Plant and Equipment		
Electric Utility		
Generation	$ 8,100	$ 7,667
Distribution	6,272	6,249
Total Electric Utility	14,372	13,916
Gas Utility		
Distribution	2,392	2,175
Storage	241	245
Other	985	985
Total Gas Utility	3,618	3,405
Non-utility and other	1,423	1,903
Assets held for sale	(604)	–
Total Property, Plant and Equipment	18,809	19,224
Less Accumulated Depreciation and Depletion		
Electric Utility		
Generation	(3,539)	(3,410)
Distribution	(2,101)	(2,170)
Total Electric Utility	(5,640)	(5,580)
Gas Utility		
Distribution	(970)	(926)
Storage	(100)	(108)
Other	(538)	(513)
Total Gas Utility	(1,608)	(1,547)
Non-utility and other	(350)	(646)
Assets held for sale	197	–
Total Accumulated Depreciation and Depletion	(7,401)	(7,773)
Net Property, Plant and Equipment	$11,408	$11,451

Property is stated at cost and includes construction-related labor, materials, overheads and an allowance for funds used during construction (AFUDC). AFUDC capitalized during 2007 and 2006 was approximately $32 million and $22 million, respectively. The cost of properties retired, less salvage value, at Detroit Edison and MichCon is charged to accumulated depreciation.

Expenditures for maintenance and repairs are charged to expense when incurred, except for Fermi 2. Approximately $4 million of expenses related to the anticipated Fermi 2 refueling outage scheduled for 2009 were accrued at December 31, 2007. Amounts are being accrued on a pro-rata basis over an 18-month period that began in November 2007. This accrual of outage costs matches the regulatory recovery of these costs in rates set by the MPSC.

The Company bases depreciation provisions for utility property at Detroit Edison and MichCon on straight-line and units-of-production rates approved by the MPSC. The composite depreciation rate for Detroit Edison was 3.3% in 2007, 3.3% in 2006 and 3.4% in 2005. The composite depreciation rate for MichCon was 3.1% in 2007, 2.8% in 2006 and 3.2% in 2005.

The average estimated useful life for each major class of utility property, plant and equipment as of December 31, 2007 follows:

	Estimated Useful Lives in Years		
Utility	Generation	Distribution	Transmission
Electric	40	37	N/A
Gas	N/A	40	37

Non-utility property is depreciated over its estimated useful life using straight-line, declining-balance or units-of-production methods. The estimated useful lives for major classes of non-utility assets and facilities ranges from 20 to 40 years.

The Company credits depreciation, depletion and amortization expense when it establishes regulatory assets for stranded costs related to the electric Customer Choice program and deferred environmental expenditures. The Company charges depreciation, depletion and amortization expense when it amortizes the regulatory assets. The Company credits interest expense to reflect the accretion income on certain regulatory assets.

Intangible assets relating to capitalized software are classified as Property, plant and equipment and the related amortization is included in Accumulated depreciation and depletion on the Consolidated Statements of Financial Position. The Company capitalizes the costs associated with computer software it develops or obtains for use in its business. The Company amortizes intangible assets on a straight-line basis over the expected period of benefit, ranging from 3 to 15 years. Intangible assets amortization expense was $42 million in 2007, $37 million in 2006 and $41 million in 2005. The gross carrying amount and accumulated amortization of intangible assets at December 31, 2007 were $493 million and $141 million, respectively. The gross carrying amount and accumulated amortization of intangible assets at December 31, 2006 were $503 million and $108 million, respectively. Amortization expense of intangible assets is estimated to be $45 million annually for 2008 through 2012.

Asset Retirement Obligations

The Company records asset retirement obligations in accordance with SFAS No. 143, *Accounting for Asset Retirement Obligations* and FIN 47, *Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143.* The Company has a legal retirement obligation for the decommissioning costs for its Fermi 1 and Fermi 2 nuclear plants. To a lesser extent, the Company has legal retirement obligations for the synthetic fuel operations, gas production facilities, gas gathering facilities and various other operations. The Company has conditional retirement obligations for gas pipeline retirement costs and disposal of asbestos at certain of its power plants. To a lesser extent, the Company has conditional retirement obligations at certain service centers, compressor and gate stations, and disposal costs for PCB contained within transformers and circuit breakers. The Company recognizes such obligations as liabilities at fair market value at the time the associated assets are placed in service. Fair value is measured using expected future cash outflows discounted at our credit-adjusted risk-free rate.

For the Company's regulated operations, timing differences arise in the expense recognition of legal asset retirement costs that the Company is currently recovering in rates. The Company defers such differences under SFAS No. 71, *Accounting for the Effects of Certain Types of Regulation.*

As a result of adopting FIN 47 on December 31, 2005, we recorded a plant asset of $26 million with offsetting accumulated depreciation of $14 million, and an asset retirement obligation liability of $124 million. We also recorded a cumulative effect amount related to utility operations as a reduction to a regulatory liability of $108 million and a cumulative effect charge against earnings of $3 million, after-tax in 2005.

No liability has been recorded with respect to lead-based paint, as the quantities of lead-based paint in the Company's facilities are unknown. In addition, there is no incremental cost to demolitions of lead-based paint facilities vs. non-lead-based paint facilities and no regulations currently exist requiring any type of special disposal of items containing lead-based paint.

The Ludington Hydroelectric Power Plant (a jointly owned plant) has an indeterminate life and no legal obligation currently exists to decommission the plant at some future date. Substations, manholes and certain other distribution assets within Detroit Edison have an indeterminate life. Therefore, no liability has been recorded for these assets.

A reconciliation of the asset retirement obligations for 2007 follows:

(in Millions)	
Asset retirement obligations at January 1, 2007	$ 1,221
Accretion	78
Liabilities incurred	4
Liabilities settled	(21)
Assets held for sale	(16)
Revision in estimated cash flows	27
Asset retirement obligations at December 31, 2007	1,293
Less amount included in current liabilities	(16)
	$ 1,277

Approximately $1.1 billion of the asset retirement obligations represent nuclear decommissioning liabilities that are funded through a surcharge to electric customers over the life of the Fermi 2 nuclear plant.

Gas Production

The Company follows the successful efforts method of accounting for investments in gas properties. Under this method of accounting, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the well has found proved reserves. If an exploratory well has not found proved reserves, the costs of drilling the well are expensed. The costs of development wells are capitalized, whether productive or nonproductive. Geological and geophysical costs on exploratory prospects and the costs of carrying and retaining unproved properties are expensed as incurred. An impairment loss is recorded to the extent that capitalized costs of unproved properties, on a property-by-property basis, are considered not to be realizable. An impairment loss is recorded if the net capitalized costs of proved gas properties exceed the aggregate related undiscounted future net revenues. Depreciation, depletion and amortization of proved gas properties are determined using the units-of-production method.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds the expected future cash flows generated by the asset, an impairment loss is recognized resulting in the asset being written down to its estimated fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less, cost to sell.

Goodwill

The Company has goodwill resulting from purchase business combinations. The change in the carrying amount of goodwill for the fiscal years ended December 31, 2007 and December 31, 2006 is as follows:

(in Millions)	Total
Balance at December 31, 2005	**$ 2,057**
Balance at December 31, 2006	2,057
Synthetic fuels impairment	(4)
Sale of non-utility businesses and other	(16)
Balance at December 31, 2007	$ 2,037

Intangible Assets

The Company has certain intangible assets relating to non-utility contracts and emission allowances. The Company amortizes intangible assets on a straight-line basis over the expected period of benefit, ranging from 4 to 30 years. Intangible assets amortization expense was $2 million in 2007, $5 million in 2006 and $2 million in 2005. The gross carrying amount and accumulated amortization of intangible assets at December 31, 2007 were $31 million and $6 million, respectively. The gross carrying amount and accumulated amortization of intangible assets at December 31, 2006 were $80 million and $8 million, respectively. Net intangible assets reclassified to Assets held for sale totaled $38 million at December 31, 2007. Amortization expense of intangible assets is estimated to be $3 million annually for 2008 through 2012.

Excise and Sales Taxes

The Company records the billing of excise and sales taxes as a receivable with an offsetting payable to the applicable taxing authority, with no impact on the Consolidated Statements of Operations.

Deferred Debt Costs

The costs related to the issuance of long-term debt are deferred and amortized over the life of each debt issue. In accordance with MPSC regulations applicable to the Company's electric and gas utilities, the unamortized discount, premium and expense related to debt redeemed with a refinancing are amortized over the life of the replacement issue. Discount, premium and expense on early redemptions of debt associated with non-utility operations are charged to earnings.

Insured and Uninsured Risks

The Company's comprehensive insurance program provides coverage for various types of risks. The Company's insurance policies cover risk of loss from property damage, general liability, workers' compensation, auto liability, and directors' and officers' liability. Under its risk management policy, the Company self-insures portions of certain risks up to specified limits, depending on the type of exposure. The Company has an actuarially determined estimate of its incurred but not reported liability prepared annually and adjusts its reserves for self-insured risks as appropriate.

Investments in Debt and Equity Securities

The Company generally classifies investments in debt and equity securities as either trading or available-for-sale and has recorded such investments at market value with unrealized gains or losses included in earnings or in other comprehensive income or loss, respectively. Changes in the fair value of Fermi 2 nuclear decommissioning investments are recorded as adjustments to regulatory assets or liabilities, due to a recovery mechanism from customers. The Company's investments are reviewed for impairment each reporting period. If the assessment indicates that the impairment is other than temporary, a loss is recognized resulting in the investment being written down to its estimated fair value. See Note 6.

Consolidated Statement of Cash Flows

A detailed analysis of the changes in assets and liabilities that are reported in the Consolidated Statement of Cash Flows follows:

(in Millions)	2007	2006	2005
Changes in Assets and Liabilities, Exclusive of Changes Shown Separately			
Accounts receivable, net	$ (102)	$ 441	$ (633)
Accrued GCR revenue	(10)	120	(16)
Inventories	80	(49)	(6)
Recoverable pension and postretirement costs	738	(1,184)	61
Accrued/prepaid pensions	(401)	218	17
Accounts payable	6	(68)	290
Accrued PSCR refund	41	(101)	(127)
Income taxes payable	(19)	46	(38)
Risk management and trading activities	160	(518)	353
Postretirement obligation	(320)	1,008	132
Other assets	(430)	(134)	(9)
Other liabilities	453	229	(102)
	$ 196	$ 8	$ (78)

Supplementary cash and non-cash information for the years ended December 31, were as follows:

(in Millions)	2007	2006	2005
Cash paid for:			
Interest (net of interest capitalized)	$ 537	$ 526	$ 516
Income taxes	$ 326	$ 89	$ 80
Noncash investing and financing activities			
Notes received from sale of synfuel projects	$ –	$ –	$ 20
Sale of assets			
Note receivable	$ –	$ –	$ 47
Other assets	$ –	$ –	$ 45

In conjunction with maintaining certain traded risk management positions, the Company may be required to post cash collateral with its clearing agent; therefore, the Company entered into a demand financing agreement for up to $150 million with its clearing agent in lieu of posting additional cash collateral (a non-cash transaction). The amounts outstanding under this facility were $13 million and $23 million at December 31, 2007 and 2006, respectively.

Other Asset (Gains) and Losses, Reserves and Impairments, Net

The following items are included in the Other asset (gains) and losses, reserves and impairments, net line in the Consolidated Statements of Operations:

(in Millions)	2007	2006	2005
Electric utility	$ 8	$ (6)	$ (26)
Non-utility:			
Barnett shale	27	(4)	–
Waste coal recovery	–	19	–
Landfill gas recovery	–	14	–
Power generation	–	42	–
	27	71	–
Other	2	2	3
	$ 37	$ 67	$ (23)

See the following notes for other accounting policies impacting the Company's financial statements:

Note	Title
2	New Accounting Pronouncements
5	Regulatory Matters
8	Income Taxes
15	Financial and Other Derivative Instruments
17	Retirement Benefits and Trusteed Assets
18	Stock-based Compensation

Note 2 — New Accounting Pronouncements

Fair Value Accounting

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. It emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company adopted SFAS No. 157 effective January 1, 2008. The FASB deferred the effective date of SFAS No. 157 as it pertains to non-financial assets and liabilities to January 1, 2009. The adoption of SFAS No. 157 will not have a material impact to the January 1, 2008 balance of retained earnings.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.* This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. An entity will report in earnings unrealized gains and losses on items, for which the fair value option has been elected, at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The adoption of SFAS No. 159 is not expected to have a material impact to the Company's financial statements. At January 1, 2008, the Company has not elected to use the fair value option for financial assets and liabilities held at that date.

Offsetting Amounts Related to Certain Contracts

In April 2007, the FASB issued FASB Staff Position (FSP) FIN 39-1, *Amendment of FASB Interpretation No. 39.* This standard will permit the Company to offset the fair value of derivative instruments with cash collateral received or paid for those derivative instruments executed with the same counterparty under a master netting arrangement. As a result, the Company will be permitted to record one net asset or liability that represents the total net exposure of all derivative positions under a master netting arrangement. The decision to offset derivative positions under master netting arrangements remains an accounting policy choice. The Company presently records the net fair value of derivative assets and liabilities for those contracts held by Energy Trading that are subject to master netting arrangements, and separately records amounts for cash collateral received or paid for these instruments. Under this standard, if the Company chooses to offset the collateral amounts against the fair value of derivative assets and liabilities, both the Company's total assets and total liabilities could be reduced. The guidance in this FSP is effective for fiscal years beginning after November 15, 2007, with early application permitted. The FSP is to be applied retrospectively by adjusting the financial statements for all periods presented. The company adopted the FSP as of January 1, 2008.

Business Combinations

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*. The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this Statement establishes principles and requirements for how the acquirer:

- Recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree;
- Recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and
- Determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

SFAS No. 141(R) shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently assessing the effects of this statement, and has not yet determined its impact on its consolidated financial statements.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB No. 51*. The standard requires:

- The ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity;
- The amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income;
- Changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for as equity transactions;
- When a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any noncontrolling equity investment rather than the carrying amount of that retained investment; and
- Entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently assessing the effects of this statement, and has not yet determined its impact on its consolidated financial statements.

Note 3 — Disposals And Discontinued Operations

Sale of Antrim Shale Gas Exploration and Production Business

In 2007, the Company sold its Antrim shale gas exploration and production business (Antrim) for gross proceeds of $1.262 billion. The pre-tax gain recognized on this sale amounted to $900 million ($580 million after-tax) and is reported on the Consolidated Statements of Operations under the line item, "Gain on sale of non-utility business," and included in the Corporate & Other segment. Prior to the sale, the operating results of Antrim were reflected in the Unconventional Gas Production segment.

The Antrim business is not presented as a discontinued operation due to continuation of cash flows related to the sale of a portion of Antrim's natural gas production to Energy Trading under the terms of natural gas sales contracts that expire in 2010 and 2012. These continuing cash flows, while not significant to DTE Energy, are significant to Antrim and therefore meet the definition of continuing cash flows as described in FASB Emerging Issues Task Force (EITF) 03-13, *Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations*.

Prior to the sale, a substantial portion of the Company's price risk related to expected gas production from its Antrim shale business had been hedged through 2013. These financial contracts were accounted for as cash flow hedges, with changes in estimated fair value of the contracts reflected in other comprehensive income. Upon the sale of Antrim, the financial contracts no longer qualified as cash flow hedges. The contracts were retained and assigned to Energy Trading, and offsetting financial contracts were put into place to effectively settle these positions. As a result of these transactions and market research performed by the Company, we gained additional insight and visibility into the value ascribed to these contracts by third party market participants, including contract periods that extend beyond the actively traded period. In conjunction with the Antrim sale and effective settlement of these contract positions, the Company reclassified amounts held in accumulated other comprehensive income and recorded the effective settlements, reducing operating revenues in 2007 by $323 million.

Plan to Sell Interest in Certain Power and Industrial Projects

The Company expects to sell a 50 percent interest in a portfolio of select Power and Industrial Projects (Projects). In addition to the proceeds that the Company will receive from the sale of the 50 percent equity interest, the company that will own the Projects will obtain debt financing and the proceeds will be distributed to DTE Energy immediately prior to the sale of the equity interest. The Company expects to complete the transaction in the first half of 2008. This timing, however, is highly dependent on availability of acceptable financing terms in the credit markets. As a result, the Company cannot predict the timing with certainty. The Company expects to recognize a gain upon completion of the transaction. In conjunction with the sale, the Company will enter into a management services agreement to manage the day-to-day operations of the Projects and to act as the managing member of the company that owns the Projects. We plan to account for our 50 percent ownership interest in the company that will own the portfolio of Projects using the equity method. The Projects are contained in the Power and Industrial Projects segment and were classified as held for sale in September 2007.

The earnings pertaining to the Projects are fully consolidated in the Company's Consolidated Statements of Operations. The following table presents the major classes of assets and liabilities of the Projects classified as held for sale at December 31, 2007:

(in Millions)	
Cash and cash equivalents	$ 11
Accounts receivable (less allowance for doubtful accounts of $4)	65
Inventories	4
Other current assets	3
Total current assets held for sale	83
Investments	55
Property, plant and equipment, net of accumulated depreciation of $183	285
Intangible assets	38
Long-term notes receivable	46
Other noncurrent assets	1
Total noncurrent assets held for sale	425
Total assets held for sale	$ 508
Accounts payable	$ 38
Other current liabilities	10
Total current liabilities associated with assets held for sale	48
Long-term debt (including capital lease obligations of $31)	53
Asset retirement obligations	16
Other liabilities	13
Total noncurrent liabilities associated with assets held for sale	82
Total liabilities related to assets held for sale	$ 130

The table above represents 100 percent of the applicable assets and liabilities that are held for sale as of December 31, 2007. At September 30, 2007, the assets were classified as held for sale and we ceased recording depreciation and amortization expense related to these assets. Subsequent to the expected sale of the 50 percent interest, the remaining 50 percent interest in the Projects will be reflected in the Company's financial statements under the equity method of accounting. The Consolidated Statements of Financial Position includes $28 million of minority interests in projects classified as held for sale. The results of the Projects will not be presented as discontinued operations, as the Company expects to retain a 50 percent ownership interest which represents significant continuing involvement as described in SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.*

Sale of Interest in Barnett Shale Properties

On January 15, 2008, the Company sold a portion of its Barnett shale properties for gross proceeds of approximately $250 million, subject to post-closing adjustments. The properties in the sale include 186 billion cubic feet (Bcf) of proved and probable reserves on 11,000 net acres in the core area of the Barnett shale. As of December 31, 2007, property, plant and equipment of approximately $122 million, net of approximately $14 million of accumulated depreciation and depletion, was classified as held for sale. The Company expects to recognize a gain upon completion of the transaction.

Synthetic Fuel Business

The Company discontinued the operations of our synthetic fuel production facilities throughout the United States as of December 31, 2007. Synfuel plants chemically changed coal and waste coal into a synthetic fuel as determined under the Internal Revenue Code. Production tax credits were provided for the production and sale of solid synthetic fuel produced from coal and were available through December 31, 2007. Through December 31, 2007, the Company has generated and recorded approximately $601 million in production tax credits.

The Company had sold interests in all of the synthetic fuel production plants, representing approximately 91% of its total production capacity. Proceeds from the sales are contingent upon production levels, the production qualifying for production tax credits, and the value of such credits. Production tax credits are subject to phase-out if domestic crude oil prices reach certain levels. The Company recognizes gains from the sale of interests in the synfuel facilities as synfuel is produced and sold, and when there is persuasive evidence that the sales proceeds have become fixed or determinable and collectibility is reasonably assured.

The Company has provided certain guarantees and indemnities in conjunction with the sales of interests in its synfuel facilities. The guarantees cover potential commercial, environmental, oil price and tax-related obligations and will survive until 90 days after expiration of all applicable statutes of limitations. The Company estimates that its maximum potential liability under these guarantees at December 31, 2007 is $3.1 billion. At December 31, 2007, the Company has reserved $436 million of its maximum potential liability, primarily representing the estimated refund of certain payments made by its synfuel partners.

As shown in the following table, the Company has reported the business activity of the Synthetic Fuel business as a discontinued operation. The amounts exclude general corporate overhead costs:

(in Millions)	2007	2006	2005
Operating Revenues	$ 1,069	$ 863	$ 927
Operation and Maintenance	1,265	1,019	1,167
Depreciation and Amortization	(6)	24	58
Taxes other than Income	5	12	20
Asset (Gains) and Losses, Reserves and Impairments, Net (1)	(280)	40	(367)
Operating Income (Loss)	85	(232)	49
Other (Income) and Deductions	(9)	(20)	(34)
Minority Interest	(188)	(251)	(318)
Income Taxes			
Provision	98	14	139
Production Tax Credits	(21)	(23)	(43)
	77	(9)	96
Net Income (1)	$ 205	$ 48	$ 305

(1) Includes intercompany pre-tax gain of $32 million ($21 million after-tax) for 2007.

Crete

In July 2007, the Company entered into an agreement to sell its 50 percent equity interest in Crete, a 320 Megawatt (MW) natural gas-fired peaking electric generating plant. The sale closed in October 2007 resulting in gross proceeds of approximately $37 million, which resulted in a gain of $8 million, ($5 million after- tax). See Note 4 for information regarding a 2006 impairment related to Crete.

DTE Georgetown (Georgetown)

Georgetown is an 80 MW natural gas-fired peaking electric generating plant. In December 2006, Georgetown met the SFAS No. 144 criteria of an asset "held for sale" and the Company reported its operating results as a discontinued operation. In February 2007, the Company entered into an agreement to sell this plant. The sale closed in July 2007 resulting in gross proceeds of approximately $23 million, which approximated its carrying value.

As shown in the following table, the Company has reported the business activity of Georgetown as a discontinued operation. The amounts exclude general corporate overhead costs:

	Year Ended December 31		
(in Millions)	2007	2006	2005
Revenues (1)	$ –	$ 1	$ 1
Expenses	–	3	2
Loss before income taxes	–	(2)	(1)
Income tax benefit	–	–	–
Loss from discontinued operations	$ –	$ (2)	$ (1)

(1) Includes intercompany revenues of $1 million for 2006 and 2005.

DTE Energy Technologies (Dtech)

Dtech assembled, marketed, distributed and serviced distributed generation products, provided application engineering, and monitored and managed on-site generation system operations. In the third quarter of 2005, management approved the restructuring of this business resulting in the identification of certain assets and liabilities to be sold or abandoned, primarily associated with standby and continuous duty generation sales and service. The systems monitoring business is planned to be retained by the Company. The Dtech restructuring plan met the SFAS No. 144 criteria of an asset "held for sale" and the Company reported its operating results as a discontinued operation. The Company expects continued legal and warranty expenses in 2008 related to Dtech's operations prior to the third quarter of 2005. As of December 31, 2007, Dtech had liabilities of approximately $1 million.

As shown in the following table, the Company has reported the business activity of Dtech as a discontinued operation. The amounts exclude general corporate overhead costs and operations that are to be retained.

	Year Ended December 31		
(in Millions)	2007	2006	2005
Revenues (1)	$ –	$ 1	$ 18
Expenses	–	6	67
Loss before income taxes	–	(5)	(49)
Income tax benefit	–	(2)	(14)
Loss from discontinued operations	$ –	$ (3)	$ (35)

(1) Includes intercompany revenues of $6 million for 2005.

Note 4 — Other Impairments And Restructuring

Other Impairments

Barnett shale

In 2007, our Unconventional Gas Production segment recorded a pre-tax impairment loss of $27 million related to the write-off of the costs of unproved properties and expired leases in Bosque County, which is located in the southern expansion area of the Barnett shale in north Texas. The properties were impaired due to the lack of economic and operating viability of the project. The impairment loss was recorded within the Other asset (gains) and losses, reserves, and impairments, net line in the Consolidated Statements of Operations.

Landfill Gas Recovery

In 2006, the Company's Power and Industrial Projects segment recorded a pre-tax impairment loss of $14 million at its landfill gas recovery unit relating to the write down of assets at several landfill sites. The fixed assets were impaired due to continued operating losses and the oil price-related phase-out of production tax credits. The impairment was recorded within the Other asset (gains) and losses, reserves and impairments, net line in the Consolidated Statements of Operations. The Company calculated the expected undiscounted cash flows from the use and eventual disposition of the assets, which indicated that the carrying amount of certain assets was not recoverable. The Company determined the fair value of the assets utilizing a discounted cash flow technique.

Non-Utility Power Generation

In 2006, the Power and Industrial Projects segment recorded a pre-tax impairment loss totaling $74 million for its investments in two natural gas-fired electric generating plants.

A loss of $42 million related to a 100% owned plant is recorded within the Other asset (gains) and losses, reserves and impairments, net line in the Consolidated Statements of Operations. The generating plant was impaired due to continued operating losses and the September 2006 delisting by the Midwest Independent System Operator (MISO), a regional transmission organization, resulting in the plant no longer providing capacity for the power grid. The Company calculated the expected undiscounted cash flows from the use and eventual disposition of the plant, which indicated that the carrying amount of the plant was not recoverable. The Company determined the fair value of the plant utilizing a discounted cash flow technique.

A loss of $32 million related to a 50% equity interest in Crete is recorded within the Other (income) and deductions, Other expenses line in the Consolidated Statements of Operations for 2006. The investment was impaired due to continued operating losses and the expected sale of the investment. The Company determined the fair value of the plant utilizing a discounted cash flow technique, which indicated that the carrying amount of the investment exceeded its fair value.

Waste Coal Recovery

In 2006, our Power and Industrial Projects segment recorded a pre-tax impairment loss of $19 million related to its investment in proprietary technology used to refine waste coal. The fixed assets at our development operation were impaired due to continued operating losses and negative cash flow. In addition, the Company impaired all of its patents related to waste coal technology. The Company calculated the expected undiscounted cash flows from the use and eventual disposition of the assets, which indicated that the carrying amount of the assets was not recoverable. The Company determined the fair value of the assets utilizing a discounted cash flow technique. The impairment loss was recorded within the Other asset (gains) and losses, reserves and impairments, net line in the Consolidated Statements of Operations.

Restructuring – Performance Excellence Process

In mid-2005, the Company initiated a company-wide review of its operations called the Performance Excellence Process. Specifically, the Company began a series of focused improvement initiatives within Detroit Edison and MichCon, and associated corporate support functions. The Company expects this process to continue into 2008.

The Company incurred costs to achieve (CTA) for employee severance and other costs. Other costs include project management and consultant support. Pursuant to MPSC authorization, beginning in the third quarter of 2006, Detroit Edison deferred approximately $102 million of CTA in 2006. Detroit Edison began amortizing deferred 2006 costs in 2007 as the recovery of these costs was provided for by the MPSC. Amortization expense amounted to $10 million in 2007. Detroit Edison deferred $54 million of CTA during 2007. MichCon cannot defer CTA costs at this time because a recovery mechanism has not been established. MichCon expects to seek a recovery mechanism in its next rate case in 2009. See Note 5.

Amounts expensed are recorded in the Operation and maintenance line on the Consolidated Statements of Operations. Deferred amounts are recorded in the Regulatory asset line on the Consolidated Statements of Financial Position. Costs incurred in 2007 and 2006 are as follows:

	Employee Severance Costs		Other Costs		Total Cost	
(in Millions)	2007	2006	2007	2006	2007	2006
Costs incurred:						
Electric Utility	$ 15	$ 51	$ 50	$ 56	$ 65	$ 107
Gas Utility	3	17	6	7	9	24
Other	1	2	1	1	2	3
Total costs	19	70	57	64	76	134
Less amounts deferred or capitalized:						
Electric Utility	15	51	50	56	65	107
Amount expensed	$ 4	$ 19	$ 7	$ 8	$ 11	$ 27

A liability for future CTA associated with the Performance Excellence Process has not been recognized because the Company has not met the recognition criteria of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.*

Note 5 — Regulatory Matters

Regulation

Detroit Edison and MichCon are subject to the regulatory jurisdiction of the MPSC, which issues orders pertaining to rates, recovery of certain costs, including the costs of generating facilities and regulatory assets, conditions of service, accounting and operating-related matters. Detroit Edison is also regulated by the FERC with respect to financing authorization and wholesale electric activities.

Regulatory Assets and Liabilities

Detroit Edison and MichCon apply the provisions of SFAS No. 71, *Accounting for the Effects of Certain Types of Regulation,* to their regulated operations. SFAS No. 71 requires the recording of regulatory assets and liabilities for certain transactions that would have been treated as revenue and expense in non-regulated businesses. Continued applicability of SFAS No. 71 requires that rates be designed to recover specific costs of providing regulated services and be charged to and collected from customers. Future regulatory changes or changes in the competitive environment could result in the Company discontinuing the application of SFAS No. 71 for some or all of its utility businesses and may require the write-off of the portion of any regulatory asset or liability that was no longer probable of recovery through regulated rates. Management believes that currently available facts support the continued application of SFAS No. 71 to Detroit Edison and MichCon.

The following are balances and a brief description of the regulatory assets and liabilities at December 31:

(in Millions)	2007	2006
Assets		
Securitized regulatory assets	$ 1,124	$ 1,235
Recoverable income taxes related to securitized regulatory assets	$ 616	$ 677
Recoverable pension and postretirement costs	991	1,728
Asset retirement obligation	266	236
Other recoverable income taxes	94	100
Recoverable costs under PA 141		
Excess capital expenditures	11	22
Deferred Clean Air Act expenditures	28	67
Midwest Independent System Operator charges	23	48
Electric Customer Choice implementation costs	58	78
Enhanced security costs	10	13
Unamortized loss on reacquired debt	67	69
Deferred environmental costs	41	40
Accrued PSCR/GCR revenue	76	117
Recoverable uncollectibles expense	42	45
Cost to achieve Performance Excellence Process	146	102
Enterprise Business Systems costs	26	9
Deferred income taxes – Michigan Business Tax	364	–
Other	3	3
	2,862	3,354
Less amount included in current assets	(76)	(128)
	$ 2,786	$ 3,226

(in Millions)	2007	2006
Liabilities		
Asset removal costs	$ 581	$ 576
Accrued pension	115	72
Safety and training cost refund	–	3
Accrued PSCR/GCR refund	70	81
Refundable income taxes	104	114
Fermi 2 refueling outage	4	16
Deferred income taxes – Michigan Business Tax	364	–
Other	5	2
	1,243	864
Less amount included in current liabilities	(75)	(99)
	$ 1,168	$ 765

Assets

- *Securitized regulatory assets* – The net book balance of the Fermi 2 nuclear plant was written off in 1998 and an equivalent regulatory asset was established. In 2001, the Fermi 2 regulatory asset and certain other regulatory assets were securitized pursuant to PA 142 and an MPSC order. A non-bypassable securitization bond surcharge recovers the securitized regulatory asset over a fourteen-year period ending in 2015.
- *Recoverable income taxes related to securitized regulatory assets* – Receivable for the recovery of income taxes to be paid on the non-bypassable securitization bond surcharge. A non-bypassable securitization tax surcharge recovers the income tax over a fourteen-year period ending 2015.
- *Recoverable pension and postretirement costs* – The traditional rate setting process allows for the recovery of pension and postretirement costs as measured by generally accepted accounting principles.
- *Asset retirement obligation* – Asset retirement obligations were recorded pursuant to adoption of SFAS No. 143 and FIN 47. These obligations are primarily for Fermi 2 decommissioning costs that are recovered in rates.
- *Other recoverable income taxes* – Income taxes receivable from Detroit Edison's customers representing the difference in property-related deferred income taxes receivable and amounts previously reflected in Detroit Edison's rates.
- *Excess capital expenditures* – PA 141 permits, after MPSC authorization, the recovery of and a return on capital expenditures that exceed a base level of depreciation expense.
- *Deferred Clean Air Act expenditures* – PA 141 permits, after MPSC authorization, the recovery of and a return on Clean Air Act expenditures.
- *Midwest Independent System Operator charges* – PA 141 permits, after MPSC authorization, the recovery of and a return on charges from a regional transmission operator such as the Midwest Independent System Operator.
- *Electric Customer Choice implementation costs* – PA 141 permits, after MPSC authorization, the recovery of and a return on costs incurred associated with the implementation of the electric Customer Choice program.
- *Enhanced security costs* – PA 609 of 2002 permits, after MPSC authorization, the recovery of enhanced security costs for an electric generating facility.
- *Unamortized loss on reacquired debt* – The unamortized discount, premium and expense related to debt redeemed with a refinancing are deferred, amortized and recovered over the life of the replacement issue.
- *Deferred environmental costs* – The MPSC approved the deferral and recovery of investigation and remediation costs associated with Gas Utility's former MGP sites.
- *Accrued PSCR revenue* – Receivable for the temporary under-recovery of and a return on fuel and purchased power costs incurred by Detroit Edison which are recoverable through the PSCR mechanism.
- *Accrued GCR revenue* – Receivable for the temporary under-recovery of and a return on gas costs incurred by MichCon which are recoverable through the GCR mechanism.
- *Recoverable uncollectibles expense* – MichCon receivable for the MPSC approved uncollectible expense true-up mechanism that tracks the difference in the fluctuation in uncollectible accounts and amounts recognized pursuant to the MPSC authorization.
- *Cost to achieve Performance Excellence Process (PEP)* – The MPSC authorized the deferral of costs to implement the PEP. These costs consist of employee severance, project management and consultant support. These costs will be amortized over a ten-year period beginning with the year subsequent to the year the costs were deferred.
- *Enterprise Business Systems (EBS) costs* – Starting in 2006, the MPSC approved the deferral of up to $60 million of certain EBS costs that would otherwise be expensed.
- *Deferred income taxes – Michigan Business Tax (MBT)* – In July 2007, the MBT was enacted by the State of Michigan. State deferred tax liabilities were established for the Company's utilities, and offsetting regulatory assets were recorded as the impacts of the deferred tax liabilities will be reflected in rates.

Liabilities

- *Asset removal costs* – The amount collected from customers for the funding of future asset removal activities.
- *Accrued pension* – Pension expense refundable to customers representing the difference created from volatility in the pension obligation and amounts recognized pursuant to MPSC authorization.
- *Safety and training cost refund* – The MPSC ordered the refund of unspent costs which were included in the Company's rates.
- *Accrued PSCR refund* – Payable for the temporary over-recovery of and a return on power supply costs and transmission costs incurred by Detroit Edison which are recoverable through the PSCR mechanism.
- *Accrued GCR Refund* – Liability for the temporary over-recovery of and a return on gas costs incurred by MichCon which are recoverable through the GCR mechanism.
- *Refundable income taxes* – Income taxes refundable to MichCon's customers representing the difference in property-related deferred income taxes payable and amounts recognized pursuant to MPSC authorization.
- *Fermi 2 refueling outage* – Accrued liability for refueling outage at Fermi 2 pursuant to MPSC authorization.

- *Deferred income taxes – Michigan Business Tax* – In July 2007, the MBT was enacted by the State of Michigan. State deferred tax assets were established for the Company's utilities, and offsetting regulatory liabilities were recorded as the impacts of the deferred tax assets will be reflected in rates.

MPSC Show Cause Order

In March 2006, the MPSC issued an order directing Detroit Edison to show cause by June 1, 2006 why its rates should not be reduced in 2007. Detroit Edison filed its response explaining why its rates should not be reduced in 2007. The MPSC issued an order approving a settlement agreement in this proceeding on August 31, 2006. The order provided for an annualized rate reduction of $53 million for 2006, effective September 5, 2006. Beginning January 1, 2007, and continuing until April 13, 2008, one year from the filing of the general rate case on April 13, 2007, rates were reduced by an additional $26 million, for a total reduction of $79 million annually. The revenue reduction is net of the recovery of the amortization of the costs associated with the implementation of the Performance Excellence Process. The settlement agreement provided for some level of realignment of the existing rate structure by allocating a larger percentage share of the rate reduction to the commercial and industrial customer classes than to the residential customer classes.

As part of the settlement agreement, a Choice Incentive Mechanism (CIM) was established with a base level of electric choice sales set at 3,400 Gigawatthour (GWh). The CIM prescribes regulatory treatment of changes in non-fuel revenue attributed to increases or decreases in electric Customer Choice sales. If electric Customer Choice sales exceed 3,600 GWh, Detroit Edison will be able to recover 90 percent of its reduction in non-fuel revenue from full service customers up to $71 million. If electric Customer Choice sales fall below 3,200 GWh, Detroit Edison will credit 100 percent of the increase in non-fuel revenue to the unrecovered regulatory asset balance. Approximately $28 million was credited to the unrecovered regulatory asset in 2007.

2007 Electric Rate Case Filing

Pursuant to the February 2006 MPSC order in Detroit Edison's rate restructuring case and the August 2006 MPSC order in the settlement of the show cause case, Detroit Edison filed a general rate case on April 13, 2007 based on a 2006 historical test year. The filing with the MPSC requested a $123 million, or 2.9 percent, average increase in Detroit Edison's annual revenue requirement for 2008.

The requested $123 million increase in revenues is required in order to recover significant environmental compliance costs and inflationary increases, partially offset by net savings associated with the Performance Excellence Process. The filing was based on a return on equity of 11.25 percent on an expected 50 percent equity capital and 50 percent debt capital structure by year-end 2008.

In addition, Detroit Edison's filing makes, among other requests, the following proposals:

- Make progress toward correcting the existing rate structure to more accurately reflect the actual cost of providing service to customers.
- Equalize distribution rates between Detroit Edison full service and electric Customer Choice customers.
- Re-establish with modification the CIM originally established in the Detroit Edison 2006 show cause filing. The CIM reconciles changes related to customers moving between Detroit Edison full service and electric Customer Choice.
- Terminate the Pension Equalization Mechanism (PEM).
- Establish an emission allowance pre-purchase plan to ensure that adequate emission allowances will be available for environmental compliance.
- Establish a methodology for recovery of the costs associated with preparation of an application for a new nuclear generation facility.

Also, in the filing, in conjunction with Michigan's 21st Century Energy Plan, Detroit Edison has reinstated a long-term integrated resource planning (IRP) process with the purpose of developing the least overall cost plan to serve customers' generation needs over the next 20 years. Based on the IRP, new base load capacity may be required for Detroit Edison. To protect tax credits available under Federal law, Detroit Edison determined it would be prudent to initiate the application process for a new nuclear unit. Detroit Edison has not made a final decision to build a new nuclear unit. Detroit Edison is preserving its option to build at some point in the future by beginning the complex nuclear licensing process in 2007. Also, beginning the licensing process at the present time positions Detroit Edison, potentially, to take advantage of tax incentives of up to $320 million derived from provisions in the 2005 Federal Energy Policy Act that will benefit customers. To qualify for these substantial tax credits, a combined operating license application for construction and operation of an advanced nuclear generating plant must be docketed by the NRC no later than December 31, 2008. Preparation and approval of a combined operating license can take up to 4 years and is estimated to cost at least $60 million. At December 31, 2007, costs related to preparing the combined licensing application totaling $10 million have been deferred and included in Other assets.

On August 31, 2007, Detroit Edison filed a supplement to its April 2007 rate case filing. A July 2007 decision by the Court of Appeals of the State of Michigan remanded back to the MPSC the November 2004 order in a prior Detroit Edison rate case that denied recovery of merger control premium costs. The supplemental filing addressed recovery of approximately $61 million related to the merger control premium. The filing also included the impact of the July 2007 enactment of the MBT, and other adjustments. The net impact of the supplemental changes results in an additional revenue requirement of approximately $76 million average increase in Detroit Edison's annual revenue requirement for 2008.

On February 20, 2008, Detroit Edison filed an update to its April 2007 rate case filing. The update reflects the use of 2009 as the projected test year and includes a revised 2009 load forecast, and 2009 estimates on environmental and advanced metering infrastructure capital expenditures, and adjustments to the calculation of the MBT. In addition the update also includes the August 2007 supplemental filing adjustments for the merger control premium, the new MBT, and environmental operating and maintenance adjustments. The net impact of the updated filing results in an additional revenue requirement of approximately $85 million average increase in Detroit Edison's annual revenue requirement for 2009. The total filing requests a $284 million increase in Detroit Edison's annual revenue for 2009. An MPSC order related to this filing is expected in 2009.

Regulatory Accounting Treatment for Performance Excellence Process

In May 2006, Detroit Edison and MichCon filed applications with the MPSC to allow deferral of costs associated with the implementation of the Performance Excellence Process, a company-wide cost-savings and performance improvement program. Detroit Edison and MichCon sought MPSC authorization to defer and amortize Performance Excellence Process implementation costs for accounting purposes to match the expected savings from the Performance Excellence Process program with the related CTA.

Detroit Edison and MichCon anticipate the Performance Excellence Process to continue into 2008. In September 2006, the MPSC issued an order approving a settlement agreement that allows Detroit Edison and MichCon, commencing in 2006, to defer the incremental CTA, subject to the MPSC establishing a recovery mechanism in a future rate proceeding. Further, the order provides for Detroit Edison and MichCon to amortize the CTA deferrals over a ten-year period beginning with the year subsequent to the year the CTA was deferred. At year-end 2006, Detroit Edison recorded deferred CTA costs of $102 million as a regulatory asset and began amortizing deferred 2006 costs in 2007, as the recovery of these costs was provided for by the MPSC in its order approving the settlement of the show cause proceeding. During 2007, Detroit Edison deferred CTA costs of $54 million. Amortization of prior year deferred CTA costs amounted to $10 million during 2007. MichCon cannot defer CTA costs at this time because a recovery mechanism has not been established. MichCon expects to seek a recovery mechanism in its next rate case.

Accounting for Costs Related to Enterprise Business Systems (EBS)

In July 2004, Detroit Edison filed an accounting application with the MPSC requesting authority to capitalize and amortize costs related to EBS, consisting of computer equipment, software and development costs, as well as related training, maintenance and overhead costs. In April 2005, the MPSC approved a settlement agreement providing for the deferral of up to $60 million of certain EBS costs, which would otherwise be expensed, as a regulatory asset for future rate recovery starting January 1, 2006. At December 31, 2007, approximately $26 million of EBS costs have been deferred as a regulatory asset. In addition, EBS costs recorded as plant assets will be amortized over a 15-year period, pursuant to MPSC authorization.

Fermi 2 Enhanced Security Costs Settlement

The Customer Choice and Electricity Reliability Act, as amended in 2003, allows for the recovery of reasonable and prudent costs of new and enhanced security measures required by state or federal law, including providing for reasonable security from an act of terrorism. In December 2006, Detroit Edison filed an application with the MPSC for recovery of $11.4 million of Fermi 2 Enhanced Security Costs (ESC), discounted back to September 11, 2001 plus carrying costs from that date. In April 2007, the MPSC approved a settlement agreement that authorizes Detroit Edison to recover Fermi 2 ESC incurred during the period of September 11, 2001 through December 31, 2005. The settlement defined Detroit Edison's ESC, discounted back to September 11, 2001, as $9.1 million, plus carrying charges. A total of $13 million, including carrying charges, has been deferred as a regulatory asset. Detroit Edison is authorized to incorporate into its rates an enhanced security factor over a period not to exceed five years. Amortization of this regulatory asset was approximately $3 million in 2007.

Reconciliation of Regulatory Asset Recovery Surcharge

In December 2006, Detroit Edison filed a reconciliation of costs underlying its existing Regulatory Asset Recovery Surcharge ("RARS"). This true-up filing was made to maximize the remaining time for recovery of significant cost increases prior to expiration of the RARS five-year recovery limit under PA 141. Detroit Edison requested a reconciliation of the regulatory asset surcharge to ensure proper recovery by the end of the five year period of: (1) Clean Air Act Expenditures, (2) Capital in Excess of Base Depreciation, (3) MISO Costs and (4) the regulatory liability for the 1997 Storm Charge. In July 2007, the MPSC approved a negotiated RARS deficiency settlement that resulted in a $10 million write down of RARS-related costs in 2007. As previously discussed above, the CIM in the MPSC Show-Cause Order will reduce the regulatory asset. Approximately $28 million was credited to the unrecovered regulatory asset in 2007 due to the CIM.

Power Supply Costs Recovery Proceedings

2005 Plan Year – In March 2006, Detroit Edison filed its 2005 PSCR reconciliation that sought approval for recovery of an under-recovery of approximately $144 million at December 31, 2005 from its commercial and industrial customers. The filing included a motion for entry of an order to implement immediately a reconciliation surcharge of 4.96 mills per Kilowatthour (kWh) on the bills of its commercial and industrial customers. The under-collected PSCR expense allocated to residential customers could not be recovered due to the PA 141 rate cap for residential customers, which expired January 1, 2006. In addition to the 2005 PSCR plan year reconciliation, the filing included a reconciliation for the PEM for the periods from November 24, 2004 through December 31, 2004 and from January 1, 2005 through December 31, 2005. The PEM reconciliation seeks to allocate and refund approximately $12 million to customers based upon their contributions to pension expense during the subject periods. In September 2006, the MPSC ordered the Company to roll the entire 2004 PSCR over-collection amount to the Company's 2005 PSCR Reconciliation. An order was issued on May 22, 2007 approving a 2005 PSCR undercollection amount of $94 million and the recovery of this amount through a surcharge for 12 months beginning in June 2007. In addition, the order approved Detroit Edison's proposed PEM reconciliation that was refunded to customers on a bills-rendered basis during June 2007.

2006 Plan Year – In September 2005, Detroit Edison filed its 2006 PSCR plan case seeking approval of a levelized PSCR factor of 4.99 mills per kWh above the amount included in base rates for residential customers and 8.29 mills per kWh above the amount included in base rates for commercial and industrial customers. Included in the factor for all customers are fuel and power supply costs, including transmission expenses, MISO market participation costs, and NOx emission allowance costs. The Company's PSCR Plan included a matrix which provided for different maximum PSCR factors contingent on varying electric Customer Choice sales levels. The plan also included $97 million for recovery of its projected 2005 PSCR under-collection associated with commercial and industrial customers. Additionally, the PSCR plan requested MPSC approval of expense associated with sulfur dioxide emission allowances, mercury emission allowances, and a fuel additive. In conjunction with DTE Energy's sale of its transmission assets to ITC Transmission in February 2003, the FERC froze ITC Transmission's rates through December 2004. In approving the sale, FERC authorized ITC Transmission's recovery of the difference between the revenue it would have collected and the actual revenue collected during the rate freeze period. This amount is estimated to be $66 million which is to be included in ITC Transmission's rates over a five-year period beginning June 1, 2006. This increased Detroit Edison's transmission expense in 2006 by approximately $7 million. The MPSC authorized Detroit Edison in 2004 to recover transmission expenses through the PSCR mechanism.

In December 2005, the MPSC issued a temporary order authorizing the Company to begin implementation of maximum quarterly PSCR factors on January 1, 2006. The quarterly factors reflect a downward adjustment in the Company's total power supply costs of approximately 2 percent to reflect the potential variability in cost projections. The quarterly factors allowed the Company to more closely track the costs of providing electric service to our customers and, because the non-summer factors are well below those ordered for the summer months, effectively delay the higher power supply costs to the summer months at which time our customers will not be experiencing large expenditures for home heating. The MPSC did not adopt the Company's request to recover its projected 2005 PSCR under-collection associated with commercial and industrial customers nor did it adopt the Company's request to implement contingency factors based upon the Company's increased costs associated with providing electric service to returning electric Customer Choice customers. The MPSC deferred both of those Company proposals to the final order on the Company's entire 2006 PSCR plan. In September 2006, the MPSC issued an order in this case that approved the inclusion of sulfur dioxide emission allowance expense in the PSCR, determined that fuel additive expense should not be included in the PSCR based upon its impact on maintenance expense, found the Company's determination of third party sales revenues to be correct, and allowed the Company to increase its PSCR factor for the balance of the year in an effort to reverse the effects of the previously ordered temporary reduction. The MPSC declined to rule on the Company's requests to include mercury emission allowance expense in the PSCR or its request to include prior PSCR over/(under) recoveries in future year PSCR plans. The Company filed its 2006 PSCR reconciliation case in March 2007. The $51 million PSCR under-collection amount reflected in that filing is being collected in the 2007 PSCR plan. Included in the 2006 PSCR reconciliation filing was the Company's 2006 PEM reconciliation that reflects a $21 million ovecollection which is subject to refund to customers. An MPSC order in this case is expected in 2008.

2007 Plan Year – In September 2006, Detroit Edison filed its 2007 PSCR plan case seeking approval of a levelized PSCR factor of 6.98 mills per kWh above the amount included in base rates for all PSCR customers. The Company's PSCR plan filing included $130 million for the recovery of its projected 2006 PSCR under-collection, bringing the total requested PSCR factor to 9.73 mills/kWh. The Company's application included a request for an early hearing and temporary order granting such ratemaking authority. The Company's 2007 PSCR plan includes fuel and power supply costs, including NOx and SO2 emission allowance costs, transmission costs and MISO costs. The Company filed supplemental testimony and briefs in December 2006 supporting its updated request to include approximately $81 million for the recovery of its projected 2006 PSCR under-collection. The MPSC issued a temporary order in December 2006 approving the Company's request. In addition, Detroit Edison was granted the authority to include all PSCR over/(under) collections in future PSCR plans, thereby reducing the time between refund or recovery of PSCR reconciliation amounts. The Company began to collect its 2007 power supply costs, including the 2006 rollover amount, through a PSCR factor of 8.69 mills/kWh on January 1, 2007. The Company reduced the PSCR factor to 6.69 mills/kWh on July 1, 2007 based on the updated 2007 PSCR plan year projections. In August 2007, the MPSC approved Detroit Edison's 2007 PSCR case and authorized the Company to charge a maximum power supply cost recovery factor of 8.69 mills/kWh in 2007.

2008 Plan Year – In September 2007, Detroit Edison filed its 2008 PSCR plan case seeking approval of a levelized PSCR factor of 9.23 mills/kWh above the amount included in base rates for all PSCR customers. The Company is supporting a total 2008 power supply expense forecast of $1.3 billion that includes $1 million for the recovery of its projected 2007 PSCR under-collection. The Company's PSCR Plan will allow the Company to recover its reasonably and prudently incurred power supply expense including; fuel costs, purchased and net interchange power costs, NOx and SO2 emission allowance costs, transmission costs and MISO costs. Also included in the filing is a request for approval of the Company's emission compliance strategy which includes pre-purchases of emission allowances as well as a request for pre-approval of a contract for capacity and energy associated with a renewable wind energy project. On January 31, 2008, Detroit Edison filed a revised PSCR plan case seeking approval of a levelized PSCR factor of 11.22 mills/kWh above the amount included in base rates for all PSCR customers. The revised filing supports a 2008 power supply expense forecast of $1.4 billion and includes $43 million for the recovery of a projected 2007 PSCR under-collection.

Uncollectible Expense True-Up Mechanism (UETM) and Report of Safety and Training-Related Expenditures

2005 UETM – In March 2006, MichCon filed an application with the MPSC for approval of its UETM for 2005. This is the first filing MichCon has made under the UETM, which was approved by the MPSC in April 2005 as part of MichCon's last general rate case. MichCon's 2005 base rates included $37 million for anticipated uncollectible expenses. Actual 2005 uncollectible expenses totaled $60 million. The true-up mechanism allows MichCon to recover ninety percent of uncollectibles that exceeded the $37 million base. Under the formula prescribed by the MPSC, MichCon recorded an under-recovery of approximately $11 million for uncollectible expenses from May 2005 (when the mechanism took effect) through the end of 2005. In December 2006, the MPSC issued an order authorizing MichCon to implement the UETM monthly surcharge for service rendered on and after January 1, 2007.

As part of the March 2006 application with the MPSC, MichCon filed a review of its 2005 annual safety and training-related expenditures. MichCon reported that actual safety and training-related expenditures for the initial period exceeded the pro-rata amounts included in base rates and based on the under-recovered position, recommended no refund at this time. In the December 2006 order, the MPSC also approved MichCon's 2005 safety and training report.

2006 UETM – In March 2007, MichCon filed an application with the MPSC for approval of its UETM for 2006 requesting $33 million of under-recovery plus applicable carrying costs of $3 million. The March 2007 application included a report of MichCon's 2006 annual safety and training-related expenditures, which shows a $2 million over-recovery. In August 2007, MichCon filed revised exhibits reflecting an agreement with the MPSC Staff to net the $2 million over-recovery and associated interest related to the 2006 safety and training-related expenditures against the 2006 UETM under-recovery. An MPSC order was issued in December 2007 approving the collection of $33 million requested in the August 2007 revised filing. MichCon is authorized to implement the new UETM monthly surcharge for service rendered on and after January 1, 2008.

Gas Cost Recovery Proceedings

2005-2006 Plan Year – In June 2006, MichCon filed its GCR reconciliation for the 2005-2006 GCR year. The filing supported a total over-recovery, including interest through March 2006, of $13 million. MPSC Staff and other interveners filed testimony regarding the reconciliation in which they recommended disallowances related to MichCon's implementation of its dollar cost averaging fixed price program. In January 2007, MichCon filed testimony rebutting these recommendations. On December 18, 2007, the MPSC issued an order adopting the adjustments proposed by the MPSC Staff resulting in an $8 million disallowance. Expense related to the disallowance was reflected in the Consolidated Statements of Operations for the year ended December 31, 2007. The MPSC authorized MichCon to roll a net over-recovery, inclusive of interest, of $20 million into its 2006-2007 GCR reconciliation. On December 27, 2007, MichCon filed an appeal of the case with the Michigan Court of Appeals. MichCon is unable to predict the outcome of the appeal.

2006-2007 Plan Year – In June 2007, MichCon filed its GCR reconciliation for the 2006-2007 GCR year. The filing supported a total under-recovery, including interest through March 2007, of $18 million. An MPSC order in this case is expected in 2008.

2007-2008 Plan Year / Base Gas Sale Consolidated – In August 2006, MichCon filed an application with the MPSC requesting permission to sell base gas that would become accessible with storage facilities upgrades. In December 2006, MichCon filed its 2007-2008 GCR plan case proposing a maximum GCR factor of $8.49 per Mcf. In August 2007, a settlement agreement in this proceeding was reached by all intervening parties that provides for a sharing with customers of the proceeds from the sale of base gas. In addition, the agreement provides for a rate case filing moratorium until January 1, 2009, unless certain unanticipated changes occur that impact income by more than $5 million. The settlement agreement was approved by the MPSC on August 21, 2007. MichCon's gas storage enhancement projects, the main subject of the aforementioned settlement, will enable 17 Bcf of gas to become available for cycling. Under the settlement terms, MichCon delivered 13.4 Bcf of this gas to its customers through 2007 at a savings to market-priced supplies of approximately $54 million. This settlement provides for MichCon to retain the proceeds from the sale of 3.6 Bcf of gas, which MichCon expects to sell in 2007 through 2009. In the fourth quarter of 2007, MichCon sold .75 Bcf of base gas and recognized a pre-tax gain of $5 million. By enabling MichCon to retain the profit from the sale of this gas, the settlement provides MichCon with the opportunity to earn an 11% return on equity with no customer rate increase for a period of five years from 2005 to 2010.

2008-2009 Plan Year – In December 2007, MichCon filed its GCR plan case for the 2008-2009 GCR Plan year. MichCon filed for a maximum GCR factor of $8.36 per Mcf. An order in this case is expected during 2008.

Other

On July 3, 2007, the Court of Appeals of the State of Michigan published its decision with respect to an appeal by Detroit Edison and others of certain provisions of a November 23, 2004 MPSC order, including reversing the MPSC's denial of recovery of merger control premium costs. In its published decision, the Court of Appeals held that Detroit Edison is entitled to recover its allocated share of the merger control premium and remanded this matter to the MPSC for further proceedings to establish the precise amount and timing of this recovery. Detroit Edison has filed a supplement to its April 2007 rate case to address the recovery of the merger control premium costs. Other parties have filed requests for leave to appeal to the Michigan Supreme Court from the Court of Appeals decision. On September 6, 2007, the Court of Appeals remanded to the MPSC, for reconsideration, the MichCon recovery of merger control premium costs. DTE Energy and Detroit Edison are unable to predict the financial or other outcome of any legal or regulatory proceeding at this time.

The Company is unable to predict the outcome of the regulatory matters discussed herein. Resolution of these matters is dependent upon future MPSC orders and appeals, which may materially impact the financial position, results of operations and cash flows of the Company.

Note 6 — Nuclear Operations

General

Fermi 2, the Company's nuclear generating plant, began commercial operation in 1988. Fermi 2 has a design electrical rating (net) of 1,150 Megawatt (MW). This plant represents approximately 10% of Detroit Edison's summer net rated capability. The net book balance of the Fermi 2 plant was written off at December 31, 1998, and an equivalent regulatory asset was established. In 2001, the Fermi 2 regulatory asset was securitized. Detroit Edison also owns Fermi 1, a nuclear plant that was shut down in 1972 and is currently being decommissioned. The NRC has jurisdiction over the licensing and operation of Fermi 2 and the decommissioning of Fermi 1.

Property Insurance

Detroit Edison maintains several different types of property insurance policies specifically for the Fermi 2 plant. These policies cover such items as replacement power and property damage. The Nuclear Electric Insurance Limited (NEIL) is the primary supplier of the insurance polices.

Detroit Edison maintains a policy for extra expenses, including replacement power costs necessitated by Fermi 2's unavailability due to an insured event. This policy has a 12-week waiting period and provides an aggregate $490 million of coverage over a three-year period.

Detroit Edison has $500 million in primary coverage and $2.25 billion of excess coverage for stabilization, decontamination, debris removal, repair and/or replacement of property and decommissioning. The combined coverage limit for total property damage is $2.75 billion.

The Terrorism Risk Insurance Extension Act of 2005 (TRIA) was scheduled to expire on December 15, 2007. Effective December 26, 2007, the Terrorism Risk Insurance Program Reauthorization Act of 2007 extended the TRIA though December 31, 2014. A major change in the extension is the inclusion of "domestic" acts of terrorism in the definition of covered or "certified" acts.

For multiple terrorism losses caused by acts of terrorism not covered under the TRIA occurring within one year after the first loss from terrorism, the NEIL policies would make available to all insured entities up to $3.2 billion, plus any amounts recovered from reinsurance, government indemnity, or other sources to cover losses.

Under the NEIL policies, Detroit Edison could be liable for maximum assessments of up to approximately $31 million per event if the loss associated with any one event at any nuclear plant in the United States should exceed the accumulated funds available to NEIL.

Public Liability Insurance

As required by federal law, Detroit Edison maintains $300 million of public liability insurance for a nuclear incident. For liabilities arising from a terrorist act outside the scope of TRIA, the policy is subject to one industry aggregate limit of $300 million. Further, under the Price-Anderson Amendments Act of 2005, deferred premium charges up to $101 million could be levied against each licensed nuclear facility, but not more than $15 million per year per facility. Thus, deferred premium charges could be levied against all owners of licensed nuclear facilities in the event of a nuclear incident at any of these facilities.

Decommissioning

Detroit Edison has a legal obligation to decommission its nuclear power plants following the expiration of their operating licenses. This obligation is reflected as an asset retirement obligation on the Statements of Financial Position. Based on the actual or anticipated extended life of the nuclear plant, decommissioning expenditures for Fermi 2 are expected to be incurred primarily during the period of 2025 through 2050. It is estimated that the cost of decommissioning Fermi 2, when its license expires in 2025, will be $1.3 billion in 2007 dollars and $3.4 billion in 2025 dollars, using a 6% inflation rate. In 2001, Detroit Edison began the decommissioning of Fermi 1, with the goal of removing the radioactive material and terminating the Fermi 1 license. The decommissioning of Fermi 1 is expected to be complete by 2010.

The NRC has jurisdiction over the decommissioning of nuclear power plants and requires decommissioning funding based upon a formula. The MPSC and FERC regulate the recovery of costs of decommissioning nuclear power plants and both require the use of external trust funds to finance the decommissioning of Fermi 2. Rates approved by the MPSC provide for the recovery of decommissioning costs of Fermi 2 and the disposal of low-level radioactive waste. Detroit Edison is continuing to fund FERC jurisdictional amounts for decommissioning even though explicit provisions are not included in FERC rates. The Company believes the MPSC and FERC collections will be adequate to fund the estimated cost of decommissioning using the NRC formula. The decommissioning assets, anticipated earnings thereon and future revenues from decommissioning collections will be used to decommission the nuclear facilities. The Company expects the regulatory liabilities to be reduced to zero at the conclusion of the decommissioning activities. If amounts remain in the trust funds for these units following the completion of the decommissioning activities, those amounts will be disbursed based on rulings by the MPSC and FERC.

A portion of the funds recovered through the Fermi 2 decommissioning surcharge and deposited in external trust accounts is designated for the removal of non-radioactive assets and the clean-up of the Fermi site. This removal and clean-up is not considered a legal liability. Therefore, it is not included in the asset retirement obligation, but is reflected as the nuclear decommissioning regulatory liability.

The decommissioning of Fermi 1 is funded by Detroit Edison. Contributions to the Fermi 1 trust are discretionary.

The following table summarizes the fair value of the nuclear decommissioning trust fund assets.

	As of December 31	
(in Millions)	2007	2006
Fermi 2	$ 778	$ 694
Fermi 1	13	15
Low level radioactive waste	33	31
Total	$ 824	$ 740

At December 31, 2007, investments in the external nuclear decommissioning trust funds consisted of approximately 54% in publicly traded equity securities, 45% in fixed debt instruments and 1% in cash equivalents. The debt securities had an average maturity of approximately 5.3 years.

At December 31, 2006, investments in the external nuclear decommissioning trust funds consisted of approximately 54% in publicly traded equity securities, 43% in fixed debt instruments and 3% in cash equivalents. The debt securities had an average maturity of approximately 5.1 years.

The costs of securities sold are determined on the basis of specific identification. The following table sets forth the gains and losses and proceeds from the sale of securities by the nuclear decommissioning trust funds:

(in Millions)	Year Ended December 31 2007	2006	2005
Realized gains	$ 25	$ 21	$ 11
Realized losses	$ (17)	$ (9)	$ (8)
Proceeds from sales of securities	$ 286	$ 253	$ 201

Realized gains and losses and proceeds from sales of securities for the Fermi 2 and the low level Radioactive Waste funds are recorded to the asset retirement obligation regulatory asset and nuclear decommissioning regulatory liability, respectively. The following table sets forth the fair value and unrealized gains for the nuclear decommissioning trust funds:

(in Millions)	Fair Value	Total Unrealized Gains
As of December 31, 2007		
Equity Securities	$ 443	$ 170
Debt Securities	373	9
Cash and Cash Equivalents	8	–
	$ 824	$ 179
As of December 31, 2006		
Equity Securities	$ 399	$ 140
Debt Securities	316	4
Cash and Cash Equivalents	25	–
	$ 740	$ 144

Securities held in the nuclear decommissioning trust funds are classified as available-for-sale. As Detroit Edison does not have the ability to hold impaired investments for a period of time sufficient to allow for the anticipated recovery of market value, all unrealized losses are considered to be other than temporary impairments.

Impairment charges for unrealized losses incurred by the Fermi 2 trust are recognized as a regulatory asset. Detroit Edison recognized $22 million and $10 million of unrealized losses as regulatory assets for the years ended December 31, 2007 and 2006, respectively. Since the decommissioning of Fermi 1 is funded by Detroit Edison rather than through a regulatory recovery mechanism, there is no corresponding regulatory asset treatment. Therefore, impairment charges for unrealized losses incurred by the Fermi 1 trust are recognized in earnings immediately. For the years ended December 31, 2007 and 2006, Detroit Edison recognized impairment charges of $0.2 million in each year for unrealized losses incurred by the Fermi 1 trust.

Nuclear Fuel Disposal Costs

In accordance with the Federal Nuclear Waste Policy Act of 1982, Detroit Edison has a contract with the U.S. Department of Energy (DOE) for the future storage and disposal of spent nuclear fuel from Fermi 2. Detroit Edison is obligated to pay the DOE a fee of 1 mill per kWh of Fermi 2 electricity generated and sold. The fee is a component of nuclear fuel expense. Delays have occurred in the DOE's program for the acceptance and disposal of spent nuclear fuel at a permanent repository. Detroit Edison is a party in the litigation against the DOE for both past and future costs associated with the DOE's failure to accept spent nuclear fuel under the timetable set forth in the Federal Nuclear Waste Policy Act of 1982. Detroit Edison currently employs a used nuclear fuel storage strategy utilizing a spent fuel pool. In December 2007, Detroit Edison announced plans to move to a dry cask storage method which is expected to provide sufficient storage capability for the life of the plant.

Note 7 — Jointly Owned Utility Plant

Detroit Edison has joint ownership interest in two power plants, Belle River and Ludington Hydroelectric Pumped Storage. Ownership information of the two utility plants as of December 31, 2007 was as follows:

	Belle River	Ludington Hydroelectric Pumped Storage
In-service date	1984-1985	1973
Total plant capacity	1,026 MW	1,872 MW
Ownership interest	*	49%
Investment (in Millions)	$ 1,575	$ 164
Accumulated depreciation (in Millions)	$ 847	$ 101

* Detroit Edison's ownership interest is 63% in Unit No. 1, 81% of the facilities applicable to Belle River used jointly by the Belle River and St. Clair Power Plants and 75% in common facilities used at Unit No. 2.

Belle River

The Michigan Public Power Agency (MPPA) has an ownership interest in Belle River Unit No. 1 and other related facilities. The MPPA is entitled to 19% of the total capacity and energy of the plant and is responsible for the same percentage of the plant's operation, maintenance and capital improvement costs.

Ludington Hydroelectric Pumped Storage

Consumers Energy Company has an ownership interest in the Ludington Hydroelectric Pumped Storage Plant. Consumers Energy is entitled to 51% of the total capacity and energy of the plant and is responsible for the same percentage of the plant's operation, maintenance and capital improvement costs.

Note 8 — Income Taxes

Income Tax Summary

The Company files a consolidated federal income tax return. Total income tax expense varied from the statutory federal income tax rate for the following reasons:

(in Millions)	2007	2006	2005
Income before income taxes and minority interest	$ 1,155	$ 536	$ 415
Less minority interest	4	1	37
Income from continuing operations before tax	$ 1,151	$ 535	$ 378
Income tax expense at 35% statutory rate	$ 403	$ 187	$ 132
Production tax credits	(11)	(12)	(10)
Investment tax credits	(8)	(8)	(8)
Depreciation	(4)	(4)	(4)
Employee Stock Ownership Plan dividends	(5)	(5)	(5)
Medicare part D subsidy	(6)	(6)	(7)
Other, net	(5)	(6)	8
Income tax expense from continuing operations	$ 364	$ 146	$ 106
Effective federal income tax rate	31.6%	27.3%	28.0%

The minority interest allocation reflects the adjustment to earnings to allocate partnership losses to third party owners. The tax impact of partnership earnings and losses are attributable to the partners instead of the partnerships. The minority interest allocation is therefore removed in computing income taxes associated with continuing operations.

Components of income tax expense were as follows:

(in Millions)	2007	2006	2005
Continuing operations			
Current federal and other income tax expense	$ 277	$ 88	$ 78
Deferred federal income tax expense	87	58	28
	364	146	106
Discontinued operations	66	(11)	83
Cumulative effect of accounting changes	–	1	(2)
Total	$ 430	$ 136	$ 187

Production tax credits are provided for qualified fuels produced and sold by a taxpayer to an unrelated party during the taxable year. Production tax credits earned but not utilized totaled $186 million and are carried forward indefinitely as alternative minimum tax credits. The majority of the production tax credits earned, including all of those from our synfuel projects, were generated from projects that have received a private letter ruling (PLR) from the Internal Revenue Service (IRS). These PLRs provide assurance as to the appropriateness of using these credits to offset taxable income, however, these tax credits are subject to IRS audit and adjustment.

Deferred tax assets and liabilities are recognized for the estimated future tax effect of temporary differences between the tax basis of assets or liabilities and the reported amounts in the financial statements. Deferred tax assets and liabilities are classified as current or noncurrent according to the classification of the related assets or liabilities. Deferred tax assets and liabilities not related to assets or liabilities are classified according to the expected reversal date of the temporary differences. Deferred tax assets (liabilities) were comprised of the following at December 31:

(in Millions)	2007	2006
Property, plant and equipment	$ (1,384)	$ (1,358)
Securitized regulatory assets	(621)	(670)
Alternative minimum tax credit carryforward	186	438
Merger basis differences	57	60
Pension and benefits	28	16
Other comprehensive income	62	113
Risk management assets and liabilities	142	62
Net operating loss carryforward	28	51
Other	93	88
	(1,409)	(1,200)
Less valuation allowance	(28)	(20)
	$ (1,437)	$ (1,220)
Current deferred income tax assets	$ 387	$ 245
Long-term deferred income tax liabilities	(1,824)	(1,465)
	$ (1,437)	$ (1,220)
Deferred income tax assets	$ 1,771	$ 1,834
Deferred income tax liabilities	(3,208)	(3,054)
	$ (1,437)	$ (1,220)

The above table excludes deferred tax liabilities associated with unamortized investment tax credits that are shown separately on the Consolidated Statements of Financial Position.

The Company has state deferred tax assets related to net operating loss carry-forwards of $28 million and $20 million at December 31, 2007 and 2006, respectively. The state net operating loss carry-forwards expire in 2008 through 2026. The Company has recorded valuation allowances at December 31, 2007 and 2006 of approximately $28 million and $20 million, respectively, a change of $8 million, with respect to deferred tax assets associated with state income taxes. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, the Company believes it is more likely than not that it will realize the benefits of those deductible differences, net of the existing valuation allowance as of December 31, 2007.

Uncertain Tax Positions

The Company adopted the provisions of FIN 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (FIN 48)* on January 1, 2007. This interpretation prescribes a more-likely-than-not recognition threshold and a measurement attribute for the financial statement reporting of tax positions taken or expected to be taken on a tax return. As a result of the implementation of FIN 48, the Company recognized a $5 million increase in liabilities that was accounted for as a reduction to the January 1, 2007 balance of retained earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in Millions)	
Balance at January 1, 2007	$ 45
Additions for tax positions of prior years	4
Reductions for tax positions of prior years	(8)
Settlements	(15)
Lapse of statute of limitations	(4)
Balance at December 31, 2007	$ 22

The Company has $14 million of unrecognized tax benefits at December 31, 2007 that, if recognized, would favorably impact our effective tax rate. During the next twelve months, statutes of limitations will expire for our tax returns in various states. It is reasonably possible that there will be a decrease in unrecognized tax benefits of $8 million within the next twelve months.

The Company recognizes interest and penalties pertaining to income taxes in Interest expense and Other expenses, respectively, on its Consolidated Statements of Operations. Accrued interest pertaining to income taxes totaled $7 million at December 31, 2007. The Company had no accrued penalties pertaining to income taxes. The Company recognized interest expense related to income taxes of $1 million during 2007.

The Company's U.S. federal income tax returns for years 2004 and subsequent years remain subject to examination by the IRS. The Company also files tax returns in numerous state jurisdictions with varying statutes of limitation.

Michigan Business Tax

On July 12, 2007, the MBT was enacted by the State of Michigan to replace the Michigan Single Business Tax (MSBT) effective January 1, 2008. The MBT is comprised of an apportioned modified gross receipts tax of 0.8 percent; and an apportioned business income tax of 4.95 percent. The MBT provides credits for Michigan business investment, compensation, and research and development. The MBT will be accounted for as an income tax.

In 2007 a state deferred tax liability of $224 million was recognized by the Company for cumulative differences between book and tax assets and liabilities for the consolidated group. Effective September 30, 2007, legislation was adopted by the State of Michigan creating a deduction for businesses that realize an increase in their deferred tax liability due to the enactment of the MBT. Therefore, a deferred tax asset of $224 million was established related to the future deduction. The deduction will be claimed during the period of 2015 through 2029. The recognition of the enactment of the MBT did not have an impact on our income tax provision for 2007.

Of the $224 million of deferred tax liabilities and assets recognized for the consolidated group, $364 million related to our regulated entities with the remainder related to our non-regulated entities. The $364 million of deferred tax liabilities and assets recognized by our regulated utilities were offset by corresponding regulatory assets and liabilities in accordance with SFAS No. 71, Accounting for the Effects of Certain Types of Regulation, as the impacts of the deferred tax liabilities and assets recognized upon enactment and amendment of the MBT will be reflected in our rates.

Note 9 — Common Stock

Common Stock

The DTE Energy Board of Directors has authorized the repurchase of up to $1.550 billion of common stock through 2009. Through December 31, 2007, repurchases of approximately $725 million of common stock were made.

Under the DTE Energy Company Long-Term Incentive Plan, the Company grants non-vested stock awards to key employees, primarily management. As a result of a stock award, a settlement of an award of performance shares, or by exercise of a participant's stock option, the Company may deliver common stock from the Company's authorized but unissued common stock and/or from outstanding common stock acquired by or on behalf of the Company in the name of the participant. The number of non-vested restricted stock awards is included in the number of common shares outstanding; however, for purposes of computing basic earnings per share, non-vested restricted stock awards are excluded.

Dividends

Certain of the Company's credit facilities contain a provision requiring the Company to maintain a ratio of consolidated debt to capitalization equal to or less than 0.65:1, which has the effect of limiting the amount of dividends the Company can pay in order to maintain compliance with this provision. The effect of this provision as of December 31, 2007 was to restrict approximately $197 million as payments for dividends of total retained earnings of approximately $2.8 billion. There are no other effective limitations with respect to the Company's ability to pay dividends.

Note 10 — Earnings Per Share

The Company reports both basic and diluted earnings per share. Basic earnings per share is computed by dividing income from continuing operations by the weighted average number of common shares outstanding during the period. The calculation of diluted earnings per share assumes the issuance of potentially dilutive common shares outstanding during the period and the repurchase of common shares that would have occurred with proceeds from the assumed issuance. Diluted earnings per share assume the exercise of stock options. Non-vested restricted stock awards are included in the number of common shares outstanding; however, for purposes of computing basic earnings per share, non-vested restricted stock awards are excluded. A reconciliation of both calculations is presented in the following table:

(in Millions, except per share amounts)	2007	2006	2005
Basic Earnings per Share			
Income from continuing operations	$ 787	$ 389	$ 272
Average number of common shares outstanding	169	177	175
Income per share of common stock based on weighted average number of shares outstanding	$ 4.64	$ 2.19	$ 1.56
Diluted Earnings per Share			
Income from continuing operations	$ 787	$ 389	$ 272
Average number of common shares outstanding	169	177	175
Incremental shares from stock-based awards	1	1	1
Average number of dilutive shares outstanding	170	178	176
Income per share of common stock assuming issuance of incremental shares	$ 4.62	$ 2.18	$ 1.55

Options to purchase approximately 2,100 shares of common stock in 2007, 100,000 shares of common stock in 2006, and two million shares in 2005 were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares, thus making these options anti-dilutive.

Note 11 — Long-Term Debt

Long-Term Debt

The Company's long-term debt outstanding and weighted average interest rates(1) of debt outstanding at December 31 were:

(in Millions)	2007	2006
Mortgage bonds, notes, and other		
DTE Energy Debt, Unsecured		
6.7% due 2009 to 2033	$ 1,496	$ 1,669
Detroit Edison Taxable Debt, Principally Secured		
5.9% due 2010 to 2038	2,305	2,267
Detroit Edison Tax Exempt Revenue Bonds (2)		
5.3% due 2008 to 2036	1,213	1,213
MichCon Taxable Debt, Principally Secured		
6.1% due 2008 to 2033	715	745
Other Long-Term Debt, Including Non-Recourse Debt	196	259
	$ 5,925	$ 6,153
Less debt associated with assets held for sale	(22)	–
Less amount due within one year	(327)	(235)
	$ 5,576	$ 5,918
Securitization bonds		
6.4% due 2008 to 2015	$ 1,185	$ 1,295
Less amount due within one year	(120)	(110)
	$ 1,065	$ 1,185
Trust preferred – linked securities		
7.8% due 2032	$ 186	$ 186
7.5% due 2044	103	103
	$ 289	$ 289

(1) Weighted average interest rates as of December 31, 2007 are shown below the description of each category of debt.

(2) Detroit Edison Tax Exempt Revenue Bonds are issued by a public body that loans the proceeds to Detroit Edison on terms substantially mirroring the Revenue Bonds.

Debt Issuances

In 2007, the Company issued the following long-term debt:

(in Millions)

Company	Month Issued	Type	Interest Rate	Maturity	Amount
Detroit Edison	December	Senior Notes (1)	6.47%	March 2038	$ 50

(1) The proceeds from the issuance were used to refinance other long-term debt at Detroit Edison and for general corporate purposes.

Debt Retirements and Redemptions

The following debt was retired, through optional redemption or payment at maturity, during 2007.

(in Millions)

Company	Month Issued	Type	Interest Rate	Maturity	Amount
MichCon	May	First mortgage bonds	7.21%	May 2007	$ 30
DTE Energy	August	Senior notes	5.63%	August 2007	173
Detroit Edison	December	Other long term debt	7.61%	June 2011	47
Total Retirements					$ 250

The following table shows the scheduled debt maturities, excluding any unamortized discount or premium on debt:

(in Millions)	2008	2009	2010	2011	2012	2013 and thereafter	Total
Amount to mature	$447	$352	$670	$914	$453	$4,571	$7,407

Trust Preferred-Linked Securities

DTE Energy has interests in various unconsolidated trusts that were formed for the sole purpose of issuing preferred securities and lending the gross proceeds to the Company. The sole assets of the trusts are debt securities of DTE Energy with terms similar to those of the related preferred securities. Payments the Company makes are used by the trusts to make cash distributions on the preferred securities it has issued.

The Company has the right to extend interest payment periods on the debt securities. Should the Company exercise this right, it cannot declare or pay dividends on, or redeem, purchase or acquire, any of its capital stock during the deferral period.

DTE Energy has issued certain guarantees with respect to payments on the preferred securities. These guarantees, when taken together with the Company's obligations under the debt securities and related indenture, provide full and unconditional guarantees of the trusts' obligations under the preferred securities.

Financing costs for these issuances were paid for and deferred by DTE Energy. These costs are being amortized using the straight-line method over the estimated lives of the related securities.

Remarketable Securities

At December 31, 2007, $75 million of MichCon notes were subject to periodic remarketings. The notes are subject to mandatory or optional tender on June 30, 2008. The Company directs the remarketing agents to remarket these securities at the lowest interest rate necessary to produce a par bid. In the event that a remarketing fails, the Company would be required to purchase the securities. The notes are classified as long-term debt due to the expected successful remarketing in 2008.

Cross Default Provisions

Substantially all of the net utility properties of Detroit Edison and MichCon are subject to the lien of mortgages. Should Detroit Edison or MichCon fail to timely pay their indebtedness under these mortgages, such failure may create cross defaults in the indebtedness of DTE Energy.

Other

As of December 31, 2007, the Company had $238 million of variable auction rate tax exempt bonds outstanding. These bonds, which are subject to rate reset every 7 days, are insured by bond insurers. Overall credit market conditions have resulted in credit rating downgrades and may result in future credit rating downgrades for the bond insurers. This has caused a loss in liquidity in the auction rate markets for their insured bonds. These conditions have negatively impacted interest rates, including default rates in the case of failed auctions. The Company does not expect its interest rate exposure regarding these bonds to be material.

Note 12 — Preferred Securities

Preferred and Preference Securities – Authorized and Unissued

As of December 31, 2007, the amount of authorized and unissued stock is as follows:

Company	Type of Stock	Par Value	Shares Authorized
DTE Energy	Preferred	None	5,000,000
Detroit Edison	Preferred	$ 100	6,747,484
Detroit Edison	Preference	$ 1	30,000,000
MichCon	Preferred	$ 1	7,000,000
MichCon	Preference	$ 1	4,000,000

Note 13 — Short-Term Credit Arrangements And Borrowings

DTE Energy and its wholly-owned subsidiaries, Detroit Edison and MichCon, have entered into revolving credit facilities with similar terms. The five-year credit facilities are with a syndicate of banks and may be used for general corporate borrowings, but are intended to provide liquidity support for each of the companies' commercial paper programs. The aggregate availability under these combined facilities is $1.9 billion as shown in the following table:

(in Millions)	DTE Energy	Detroit Edison	MichCon	Total
Five-year unsecured revolving facility, dated October 2005	$ 675	$ 69	$ 181	$ 925
Five-year unsecured revolving facility, dated October 2004	525	206	244	975
Aggregate availability	$ 1,200	$ 275	$ 425	$ 1,900

Borrowings under the facilities are available at prevailing short-term interest rates. The agreements require the Company to maintain a debt to total capitalization ratio of no more than 0.65 to 1. Should the Company have delinquent debt obligations of at least $50 million to any creditor, such delinquency will be considered a default under our credit agreements. DTE Energy, Detroit Edison and MichCon are currently in compliance with these financial covenants. At December 31, 2007 and December 31, 2006, respectively, the Company had approximately $82 million and $123 million of letters of credit outstanding against these facilities.

At December 31, 2007, the Company had outstanding commercial paper of $761 million and other short-term borrowings of $323 million, including Detroit Edison and MichCon bank loans described below. At December 31, 2006, the Company had outstanding commercial paper of $1.031 billion and other short-term borrowings of $100 million.

The weighted average interest rate for short-term borrowings was 5.4% at December 31, 2007 and 2006.

DTE Energy has a $40 million letter of credit and reimbursement agreement. Provisions for an automatic one-year extension and conversion to a two-year term loan are available as long as certain conditions are met.

In conjunction with maintaining certain exchange traded risk management positions, the Company may be required to post cash collateral with its clearing agent. The Company has a demand financing agreement for up to $150 million with its clearing agent. The amount outstanding under this agreement was $13 million and $23 million at December 31, 2007 and 2006, respectively.

Detroit Edison has a $200 million short-term financing agreement secured by customer accounts receivable. This agreement contains certain covenants related to the delinquency of accounts receivable. Detroit Edison is currently in compliance with these covenants. The Company had an outstanding balance of $125 million and $100 million at December 31, 2007 and 2006, respectively.

Detroit Edison and MichCon initiated separate $100 million short-term unsecured bank loans in the fourth quarter of 2007. The purpose of these loans was to enhance liquidity and reduce reliance on the commercial paper market. The loans have covenants identical to those specified under our back-up credit facilities. Both Detroit Edison and MichCon were in compliance with those covenants at December 31, 2007. Detroit Edison and MichCon each had $100 million outstanding under these loans at December 31, 2007.

Note 14 — Capital And Operating Leases

Lessee – The Company leases various assets under capital and operating leases, including coal cars, office buildings, a warehouse, computers, vehicles and other equipment. The lease arrangements expire at various dates through 2031. Future minimum lease payments under non-cancelable leases at December 31, 2007 were:

(in Millions)	Capital Leases	Operating Leases
2008	$ 15	$ 44
2009	15	36
2010	14	28
2011	12	22
2012	9	21
Thereafter	41	82
Total minimum lease payments (1)	$ 106	$ 233
Less imputed interest	(24)	
Present value of net minimum lease payments	82	
Less Assets held for sale	(33)	
Less current portion	(8)	
Non-current portion	$ 41	

(1) Future minimum operating lease payments include $22 million associated with assets held for sale.

Rental expense for operating leases was $60 million in 2007, $72 million in 2006, and $68 million in 2005.

Lessor – MichCon leases a portion of its pipeline system to the Vector Pipeline Partnership through a capital lease contract that expires in 2020, with renewal options extending for five years. The components of the net investment in the capital lease at December 31, 2007, were as follows:

(in Millions)	
2008	$ 9
2009	9
2010	9
2011	9
2012	9
Thereafter	71
Total minimum future lease receipts	116
Residual value of leased pipeline	40
Less unearned income	(78)
Net investment in capital lease	78
Less current portion	(2)
	$ 76

Note 15 — Financial And Other Derivative Instruments

The Company complies with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended and interpreted. Under SFAS No. 133, all derivatives are recognized on the Consolidated Statement of Financial Position at their fair value unless they qualify for certain scope exceptions, including normal purchases and normal sales exception. Further, derivatives that qualify and are designated for hedge accounting are classified as either hedges of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), or as hedges of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge). For cash flow hedges, the portion of the derivative gain or loss that is effective in offsetting the change in the value of the underlying exposure is deferred in Accumulated other comprehensive income and later reclassified into earnings when the underlying transaction occurs. For fair value hedges, changes in fair values for both the derivative and the underlying hedged exposure are recognized in earnings each period. Gains and losses from the ineffective portion of any hedge are recognized in earnings immediately. For derivatives that do not qualify or are not designated for hedge accounting, changes in the fair value are recognized in earnings each period.

The Company's primary market risk exposure is associated with commodity prices, credit, interest rates and foreign currency. The Company has risk management policies to monitor and decrease market risks. The Company uses derivative instruments to manage some of the exposure. The Company uses derivative instruments for trading purposes in its Energy Trading segment and the coal marketing activities of its Coal and Gas Midstream segment. The fair value of all derivatives is included in "Assets or liabilities from risk management and trading activities" on the Consolidated Statements of Financial Position.

Commodity Price Risk and Foreign Currency Risk

Utility Operations

Detroit Edison – Detroit Edison generates, purchases, distributes and sells electricity. Detroit Edison uses forward energy and capacity contracts to manage changes in the price of electricity and fuel. Substantially all of these derivatives meet the normal purchases and sales exemption and are therefore accounted for under the accrual method. Other derivative contracts are recoverable through the PSCR mechanism when realized. This results in the deferral of unrealized gains and losses or regulatory assets or liabilities, until realized.

MichCon – MichCon purchases, stores, transmits and distributes natural gas and sells storage and transportation capacity. MichCon has fixed-priced contracts for portions of its expected gas supply requirements through 2011. MichCon may also sell forward storage and transportation capacity contracts. These gas-supply, firm transportation, and storage contracts are designated and qualify for the normal purchases and sales exemption and are therefore accounted for under the accrual method.

Non-Utility Operations

Power and Industrial Projects – These business segments manage and operate on-site energy and steel related projects, landfill gas recovery and power generation assets. These businesses utilize fixed-priced contracts in the marketing and management of their assets. These contracts are not derivatives and are therefore accounted for under the accrual method.

Unconventional Gas Production – The Unconventional Gas business is engaged in unconventional gas project development and production. The Company uses derivative contracts to manage changes in the price of natural gas. These derivatives are designated as cash flow hedges. Amounts recorded in other comprehensive loss will be reclassified to earnings, specifically as a component of operating revenues, as the related production affects earnings through 2010. In 2007 and 2006, $222 million and $86 million, respectively, of after-tax losses were reclassified to earnings, principally related to the Antrim business. See Note 3 for further discussion of the discontinuance of a portion of cash flow hedge accounting upon sale of the Antrim business. In 2008, management estimates reclassifying an after-tax gain of approximately $1 million to earnings related to the Barnett cash flows.

Energy Trading – Commodity Price Risk – Energy Trading markets and trades wholesale electricity and natural gas physical products, energy financial instruments, and provides risk management services utilizing energy commodity derivative instruments. Forwards, futures, options and swap agreements are used to manage exposure to the risk of market price and volume fluctuations in its operations. These derivatives are accounted for by recording changes in fair value to earnings, specifically as a component of Operating revenues, unless certain hedge accounting criteria are met. This fair value accounting better aligns financial reporting with the way the business is managed and its performance is measured. Energy Trading experiences earnings volatility as a result of its gas inventory and other non-derivative assets that do not qualify for fair value accounting under accounting principles generally accepted in the U.S. Although the risks associated with these asset positions are substantially offset, requirements to fair value the related derivatives result in unrealized gains and losses being recorded to earnings that eventually reverse upon settlement.

Energy Trading – Foreign Currency Risk – Energy Trading has foreign currency forward contracts to hedge fixed Canadian dollar commitments existing under power purchase and sale contracts and gas transportation contracts. The Company entered into these contracts to mitigate any price volatility with respect to fluctuations of the Canadian dollar relative to the U.S. dollar. Certain of these contracts were designated as cash flow hedges with changes in fair value recorded to Other comprehensive income. Amounts recorded to Other comprehensive income are classified to Operating revenues or Fuel, purchased power and gas expense when the related hedged item impacts earnings.

For derivatives designated as cash flow hedges, amounts recorded in Other comprehensive income will be reclassified to earnings, specifically as a component of Operating revenues, as the related forecasted transaction affects earnings through 2008. In 2007 and 2006, $7 million and $8 million, respectively, of after-tax losses were reclassified to earnings. In 2008, management estimates reclassifying an after-tax gain of approximately $1 million to earnings.

Coal and Gas Midstream – These business units are primarily engaged in services related to transportation of coal as well as the transportation, processing and storage of natural gas. These businesses utilize fixed-priced contracts in their marketing and management of their businesses. Generally these contracts are not derivatives and are therefore accounted for under the accrual method. The business unit also engages in coal marketing which includes the marketing and trading of physical coal products and coal financial instruments. Certain of these physical and financial coal contracts are derivatives and are accounted for by recording changes in fair value to earnings, specifically as a component of Operating revenues, unless certain hedge accounting criteria are met.

Credit Risk

The utility and non-utility businesses are exposed to credit risk if customers or counterparties do not comply with their contractual obligations. The Company maintains credit policies that significantly minimize overall credit risk. These policies include an evaluation of potential customers' and counterparties' financial condition, credit rating, collateral requirements or other credit enhancements such as letters of credit or guarantees. The Company generally uses standardized agreements that allow the netting of positive and negative transactions associated with a single counterparty.

The Company maintains a provision for credit losses based on factors surrounding the credit risk of its customers, historical trends, and other information. Based on the Company's credit policies and its December 31, 2007 provision for credit losses, the Company's exposure to counterparty nonperformance is not expected to result in material effects on the Company's financial statements.

Interest Rate Risk

The Company uses interest rate swaps, treasury locks and other derivatives to hedge the risk associated with interest rate market volatility. In 2004 and 2000, the Company entered into a series of interest rate derivatives to limit its sensitivity to market interest rate risk associated with the issuance of long-term debt. Such instruments were designated as cash flow hedges. The Company subsequently issued long-term debt and terminated these hedges at a cost that is included in other comprehensive loss. Amounts recorded in other comprehensive loss will be reclassified to Interest expense as the related interest affects earnings through 2030. In 2008, the Company estimates reclassifying $4 million of losses to earnings.

Fair Value of Other Financial Instruments

The fair value of financial instruments is determined by using various market data and other valuation techniques. The table below shows the fair value relative to the carrying value for long-term debt securities. The carrying value of certain other financial instruments, such as notes payable, customer deposits and notes receivable approximate fair value and are not shown. As of December 31, 2007, the Company had approximately $1 billion of tax exempt securities insured by insurers. Since December 31, 2007, overall credit market conditions have resulted in credit rating downgrades and may result in future credit rating downgrades for these insurers. The Company does not expect the impact on interest rates or fair value to be material.

	2007		2006	
	Fair Value	Carrying Value	Fair Value	Carrying Value
Long-Term Debt	$7.6 billion	$7.4 billion	$8.0 billion	$7.7 billion

Note 16 — Commitments And Contingencies

Environmental

Electric Utility

Air – Detroit Edison is subject to EPA ozone transport and acid rain regulations that limit power plant emissions of sulfur dioxide and nitrogen oxides. In March 2005, EPA issued additional emission reduction regulations relating to ozone, fine particulate, regional haze and mercury air pollution. The new rules will lead to additional controls on fossil-fueled power plants to reduce nitrogen oxide, sulfur dioxide and mercury emissions. To comply with these requirements, Detroit Edison has spent approximately $1.1 billion through 2007. The Company estimates Detroit Edison future capital expenditures at up to $282 million in 2008 and up to $2.4 billion of additional capital expenditures through 2018 to satisfy both the existing and proposed new control requirements.

Water – In response to an EPA regulation, Detroit Edison is required to examine alternatives for reducing the environmental impacts of the cooling water intake structures at several of its facilities. Based on the results of the studies to be conducted over the next several years, Detroit Edison may be required to install additional control technologies to reduce the impacts of the water intakes. Initially, it was estimated that Detroit Edison could incur up to approximately $55 million over the four to six years subsequent to 2007 in additional capital expenditures to comply with these requirements. However, a recent court decision remanded back to the EPA several provisions of the federal regulation that may result in a delay in compliance dates. The decision also raised the possibility that Detroit Edison may have to install cooling towers at some facilities at a cost substantially greater than was initially estimated for other mitigative technologies.

Contaminated Sites – Detroit Edison conducted remedial investigations at contaminated sites, including three former manufactured gas plant (MGP) sites, the area surrounding an ash landfill and several underground and aboveground storage tank locations. The findings of these investigations indicated that the estimated cost to remediate these sites is approximately $15 million that was accrued in 2007 and is expected to be incurred over the next several years. In addition, Detroit Edison expects to make approximately $6 million of capital improvements to the ash landfill in 2008.

Gas Utility

Contaminated Sites – Prior to the construction of major interstate natural gas pipelines, gas for heating and other uses was manufactured locally from processes involving coal, coke or oil. Gas Utility owns, or previously owned, 15 such former MGP sites. Investigations have revealed contamination related to the by-products of gas manufacturing at each site. In addition to the MGP sites, the Company is also in the process of cleaning up other contaminated sites. Cleanup activities associated with these sites will be conducted over the next several years.

The MPSC has established a cost deferral and rate recovery mechanism for investigation and remediation costs incurred at former MGP sites. Accordingly, Gas Utility recognizes a liability and corresponding regulatory asset for estimated investigation and remediation costs at former MGP sites. During 2007, the Company spent approximately $2 million investigating and remediating these former MGP sites. The Company accrued an additional $1 million in remediation liabilities to increase the reserve balance to $40 million as of December 31, 2007, with a corresponding increase in the regulatory asset.

Any significant change in assumptions, such as remediation techniques, nature and extent of contamination and regulatory requirements, could impact the estimate of remedial action costs for the sites and affect the Company's financial position and cash flows. However, the Company anticipates the cost deferral and rate recovery mechanism approved by the MPSC will prevent environmental costs from having a material adverse impact on our results of operations.

Non-Utility

The Company's non-utility affiliates are subject to a number of environmental laws and regulations dealing with the protection of the environment from various pollutants. The Company is in the process of installing new environmental equipment at our coke battery facilities in Michigan. The Company expects the projects to be completed within two years. The coke battery facilities received and responded to information requests from the EPA resulting in the issuance of a notice of violation regarding potential maximum achievable control technologies and new source review violations. The EPA is in the process of reviewing the Company's position of demonstrated compliance and has not initiated escalated enforcement. At this time, the Company cannot predict the impact of this issue. The Company's non-utility affiliates are substantially in compliance with all environmental requirements, other than as noted above.

Guarantees

In certain limited circumstances, the Company enters into contractual guarantees. The Company may guarantee another entity's obligation in the event it fails to perform. The Company may provide guarantees in certain indemnification agreements. Finally, the Company may provide indirect guarantees for the indebtedness of others. Below are the details of specific material guarantees the Company currently provides.

Millennium Pipeline Project Guarantee

The Company owns a 26.25% equity interest in the Millennium Pipeline Project (Millennium). Millennium is accounted for under the equity method. Millennium is expected to begin commercial operations in November 2008.

On August 29, 2007, Millennium entered into a borrowing facility to finance the construction costs of the project. The total facility amounts to $800 million and is guaranteed by the project partners, based upon their respective ownership percentages. The facility expires on August 29, 2010. The amount outstanding under this facility was $153 million at December 31, 2007. Proceeds of the facility are being used to fund project costs and expenses relating to the development, construction and commercial start up and testing of the pipeline project and for general corporate purposes. In addition, the facility has been utilized to reimburse the project partners for costs and expenses incurred in connection with the project for the period subsequent to June 1, 2004 through immediately prior to the closing of the facility. The Company received approximately $23.5 million in September 2007 as reimbursement for costs and expenses incurred by it during the above-mentioned period. The Company accounted for this reimbursement as a return of capital.

The Company has agreed to guarantee 26.25% of the borrowing facility in the event of default by Millennium. The guarantee includes DTE Energy's revolving credit facility's covenant and default provisions by reference. The Company has also provided performance guarantees in regards to completion of Millennium to the major shippers in an amount of approximately $16 million. The maximum potential amount of future payments under these guarantees is approximately $226 million. There are no recourse provisions or collateral that would enable us to recover any amounts paid under the guarantees other than our share of project assets.

Parent Company Guarantee of Subsidiary Obligations

The Company has issued guarantees for the benefit of various non-utility subsidiary transactions. In the event that DTE Energy's credit rating is downgraded below investment grade, certain of these guarantees would require the Company to post cash or letters of credit valued at approximately $488 million at December 31, 2007. This estimated amount fluctuates based upon commodity prices (primarily power and gas) and the provisions and maturities of the underlying agreements.

Other Guarantees

The Company's other guarantees are not individually material with maximum potential payments totaling $10 million at December 31, 2007.

Labor Contracts

There are several bargaining units for the Company's represented employees. In October 2007, a new three-year agreement was ratified by approximately 950 employees in our gas operations. In December 2007, a new three-year agreement was ratified by approximately 3,100 employees in our electric operations and corporate services. The contracts of the remaining represented employees expire at various dates in 2008 and 2009.

Purchase Commitments

Detroit Edison has an Energy Purchase Agreement to purchase steam and electricity from the Greater Detroit Resource Recovery Authority (GDRRA). Under the Agreement, Detroit Edison will purchase steam through 2008 and electricity through June 2024. In 1996, a charge to income was recorded that included a reserve for steam purchase commitments in excess of replacement costs from 1997 through 2008. The reserve for steam purchase commitments totaling $20 million at December 31, 2007 is being amortized to fuel, purchased power and gas expense with non-cash accretion expense being recorded through 2008. The Company estimates steam and electric purchase commitments from 2008 through 2024 will not exceed $343 million. In January 2003, the Company sold the steam heating business of Detroit Edison to Thermal Ventures II, LP. Under the terms of the sale, Detroit Edison remains contractually obligated to buy steam of $33 million from GDRRA until 2008. Also, the Company guaranteed bank loans of $13 million that Thermal Ventures II, LP may use for capital improvements to the steam heating system. During 2007, the Company recorded reserves of $13 million related to the bank loan guarantee.

As of December 31, 2007, the Company was party to numerous long-term purchase commitments relating to a variety of goods and services required for the Company's business. These agreements primarily consist of fuel supply commitments and energy trading contracts. The Company estimates that these commitments will be approximately $5.9 billion from 2008 through 2051. The Company also estimates that 2008 capital expenditures will be approximately $1.5 billion. The Company has made certain commitments in connection with expected capital expenditures.

Bankruptcies

The Company purchases and sells electricity, gas, coal, coke and other energy products from and to numerous companies operating in the steel, automotive, energy, retail and other industries. Certain of the Company's customers have filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. The Company regularly reviews contingent matters relating to these customers and its purchase and sale contracts and it records provisions for amounts considered at risk of probable loss. Management believes the Company's previously accrued amounts are adequate for probable losses. The final resolution of these matters is not expected to have a material effect on the Company's consolidated financial statements.

Other Contingencies

Detroit Edison and the Coal Transportation and Marketing business were involved in a contract dispute with BNSF Railway Company (BNSF) that was referred to arbitration. Under this contract, BNSF transports western coals east for Detroit Edison and the Coal Transportation and Marketing business. The Company filed a breach of contract claim against BNSF for the failure to provide certain services that it believed were required by the contract. The Company received an award from the arbitration panel in September 2007 that held that BNSF is required to provide such services under the contract and awarded damages to the Company. The Company entered into a settlement agreement with BNSF pursuant to which BNSF will provide the required services.

The Company is involved in certain legal, regulatory, administrative and environmental proceedings before various courts, arbitration panels and governmental agencies concerning claims arising in the ordinary course of business. These proceedings include certain contract disputes, additional environmental reviews and investigations, audits, inquiries from various regulators, and pending judicial matters. The Company cannot predict the final disposition of such proceedings. The Company regularly reviews legal matters and records provisions for claims it can estimate and are considered probable of loss. The resolution of these pending proceedings is not expected to have a material effect on the Company's operations or financial statements in the periods they are resolved.

See Note 5 for a discussion of contingencies related to Regulatory Matters.

Note 17 — Retirement Benefits And Trusteed Assets

Adoption of SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* – an Amendment of FASB Statements No. 87, 88, 106, and 132(R). SFAS No. 158 requires companies to (1) recognize the over funded or under funded status of defined benefit pension and other postretirement plans in its financial statements, (2) recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and the prior service costs or credits that arise during the period but are not immediately recognized as components of net periodic benefit cost, (3) recognize adjustments to other comprehensive income when the actuarial gains or losses, prior service costs or credits, and transition assets or obligations are recognized as components of net periodic benefit cost, (4) measure postretirement benefit plan assets and plan obligations as of the date of the employer's statement of financial position, and (5) disclose additional information in the notes to financial statements about certain effects on net periodic benefit cost in the upcoming fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior service cost and credits.

The requirement to recognize the funded status of a postretirement benefit plan and the related disclosure requirements is effective for fiscal years ending after December 15, 2006. The Company adopted this requirement as of December 31, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company plans to adopt this requirement as of December 31, 2008. Retrospective application of the changes required by SFAS No. 158 is prohibited; therefore certain disclosures below are not comparable.

Detroit Edison received approval from the MPSC to record the charge related to the additional liability as a Regulatory asset since the traditional rate setting process allows for the recovery of pension and other postretirement plan costs.

Measurement Date

All amounts and balances reported in the following tables as of December 31, 2007 and December 31, 2006 are based on measurement dates of November 30, 2007 and November 30, 2006, respectively.

Qualified and Nonqualified Pension Plan Benefits

The Company has qualified defined benefit retirement plans for eligible represented and non-represented employees. The plans are noncontributory and cover substantially all employees. The plans provide traditional retirement benefits based on the employees' years of benefit service, average final compensation and age at retirement. In addition, certain represented and non-represented employees are covered under cash balance provisions that determine benefits on annual employer contributions and interest credits. The Company also maintains supplemental nonqualified, noncontributory, retirement benefit plans for selected management employees. These plans provide for benefits that supplement those provided by DTE Energy's other retirement plans.

The Company's policy is to fund qualified pension costs by contributing amounts consistent with the Pension Protection Act of 2006 provisions and additional amounts when it deems appropriate. In December 2007, the Company contributed $150 million to the qualified pension plans. The Company anticipates making up to a $150 million contribution to its qualified pension plans in 2008 and a $5 million contribution to its nonqualified pension plans in 2008.

Net pension cost includes the following components:

	Qualified Pension Plans			Nonqualified Pension Plans		
(in Millions)	2007	2006	2005	2007	2006	2005
Service cost	$ 60	$ 62	$ 64	$ 2	$ 2	$ 2
Interest cost	174	172	169	4	4	3
Expected return on plan assets	(237)	(222)	(218)	–	–	–
Amortization of:						
Net actuarial loss	57	57	67	2	2	1
Prior service cost	5	7	8	1	1	–
Special termination benefits	8	49	–	–	–	–
Net pension cost	$ 67	$ 125	$ 90	$ 9	$ 9	$ 6

Special termination benefits in the above tables represent costs associated with our Performance Excellence Process.

Retrospective application of the changes required by SFAS No. 158 is prohibited; therefore certain disclosures below are not comparable.

	Qualified Pension Plans		Nonqualified Pension Plans	
(in Millions)	2007	2006	2007	2006
Other changes in plan assets and benefit obligations recognized in other comprehensive income and regulatory assets				
Net actuarial (gain)	$ (255)	$ N/A	$ –	$ N/A
Amortization of net actuarial (gain)	(57)	N/A	(2)	N/A
Prior service cost	1	N/A	–	N/A
Amortization of prior service (credit)	(5)	N/A	(1)	N/A
Total recognized in other comprehensive income and regulatory assets	$ (316)	$ N/A	$ (3)	$ N/A
Total recognized in net periodic pension cost and other comprehensive income and regulatory assets	$ (249)	$ N/A	$ 6	$ N/A
Estimated amounts to be amortized from accumulated other comprehensive income and regulatory assets into net periodic benefit cost during next fiscal year				
Net actuarial loss	$ 32	$ 56	$ 2	$ 2
Prior service cost	5	5	1	1

The above table represents disclosure required of SFAS No. 158 beginning in 2007.

The following table reconciles the obligations, assets and funded status of the plans as well as the amounts recognized as prepaid pension cost or pension liability in the Consolidated Statement of Financial Position at December 31:

	Qualified Pension Plans		Nonqualified Pension Plans	
(in Millions)	2007	2006	2007	2006
Accumulated benefit obligation, end of year	$ 2,767	$ 2,934	$ 69	$ 73
Change in projected benefit obligation				
Projected benefit obligation, beginning of year	$ 3,171	$ 3,013	$ 75	$ 67
Service cost	60	62	2	2
Interest cost	174	172	4	4
Actuarial (gain) loss	(212)	78	–	7
Benefits paid	(224)	(197)	(9)	(5)
Special termination benefits	8	49	–	–
Plan amendments	1	(6)	–	–
Projected benefit obligation, end of year	$ 2,978	$ 3,171	$ 72	$ 75
Change in plan assets				
Plan assets at fair value, beginning of year	$ 2,744	$ 2,617	$ –	$ –
Actual return on plan assets	280	324	–	–
Company contributions	180	–	9	5
Benefits paid	(224)	(197)	(9)	(5)
Plan assets at fair value, end of year	$ 2,980	$ 2,744	$ –	$ –
Funded status of the plans	$ 2	$ (427)	$ (72)	$ (75)
December contribution	150	180	1	–
Funded status, end of year	$ 152	$ (247)	$ (71)	$ (75)
Amount recorded as:				
Noncurrent assets	$ 152	$ 71	$ –	$ –
Current liabilities	–	–	(4)	(5)
Noncurrent liabilities	–	(318)	(67)	(70)
	$ 152	$ (247)	$ (71)	$ (75)
Amounts recognized in accumulated other comprehensive loss, pre-tax				
Net actuarial loss	$ 175	$ 186	$ 5	$ 7
Prior service (credit)	(8)	(10)	–	–
Amounts recognized in regulatory assets				
Net actuarial loss	$ 456	$ 756	$ 21	$ 21
Prior service cost	17	24	1	1

Assumptions used in determining the projected benefit obligation and net pension costs are listed below:

	2007	2006	2005
Projected benefit obligation			
Discount rate	6.5%	5.7%	5.9%
Rate of compensation increase	4.0%	4.0%	4.0%
Net pension costs			
Discount rate	5.7%	5.9%	6.0%
Rate of compensation increase	4.0%	4.0%	4.0%
Expected long-term rate of return on plan assets	8.75%	8.75%	9.0%

At December 31, 2007, the benefits related to the Company's qualified and nonqualified pension plans expected to be paid in each of the next five years and in the aggregate for the five fiscal years thereafter are as follows:

(in Millions)	
2008	$ 189
2009	194
2010	200
2011	204
2012	212
2013 – 2017	1,179
Total	$ 2,178

The Company employs a consistent formal process in determining the long-term rate of return for various asset classes. Management reviews historic financial market risks and returns and long-term historic relationships between the asset classes of equities, fixed income and other assets, consistent with the widely accepted capital market principle that asset classes with higher volatility generate a greater return over the long-term. Current market factors such as inflation, interest rates, asset class risks and asset class returns are evaluated and considered before long-term capital market assumptions are determined. The long-term portfolio return is also established employing a consistent formal process, with due consideration of diversification, active investment management and rebalancing. Peer data is reviewed to check for reasonableness.

The Company employs a total return investment approach whereby a mix of equities, fixed income and other investments are used to maximize the long-term return on plan assets consistent with prudent levels of risk. The intent of this strategy is to minimize plan expenses over the long-term. Risk tolerance is established through consideration of future plan cash flows, plan funded status, and corporate financial considerations. The investment portfolio contains a diversified blend of equity, fixed income and other investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, growth and value investment styles, and large and small market capitalizations. Other assets such as private equity and absolute return funds are used judiciously to enhance long-term returns while improving portfolio diversification. Derivatives may be utilized in a risk controlled manner, to potentially increase the portfolio beyond the market value of invested assets and reduce portfolio investment risk. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies, and quarterly investment portfolio reviews.

The Company's plans' weighted-average asset allocations by asset category at December 31 were as follows:

	2007	2006
Equity securities	66%	68%
Debt securities	19	23
Other	15	9
	100%	100%

The Company's plans' weighted-average asset target allocations by asset category at December 31, 2007 were as follows:

Equity securities	55%
Debt securities	20
Other	25
	100%

The Company also sponsors defined contribution retirement savings plans. Participation in one of these plans is available to substantially all represented and non-represented employees. The Company matches employee contributions up to certain predefined limits based upon eligible compensation, the employee's contribution rate and, in some cases, years of credited service. The cost of these plans was $29 million in each of the years 2007, 2006, and 2005.

Other Postretirement Benefits

The Company provides certain postretirement health care and life insurance benefits for employees who are eligible for these benefits. The Company's policy is to fund certain trusts to meet its postretirement benefit obligations. Separate qualified Voluntary Employees Beneficiary Association (VEBA) trusts exist for represented and non-represented employees. In December 2007, the Company made cash contributions of $76 million to its postretirement benefit plans. In January 2008, the Company made cash contributions of $40 million to its postretirement benefit plans. At the discretion of management, the Company may make up to a $116 million contribution to its VEBA trusts in 2008.

Net postretirement cost includes the following components:

(in Millions)	2007	2006	2005
Service cost	$ 62	$ 59	$ 55
Interest cost	118	115	105
Expected return on plan assets	(67)	(61)	(70)
Amortization of			
Net loss	69	72	60
Prior service (credit)	(3)	(3)	(2)
Net transition obligation	7	7	7
Special termination benefits	2	8	–
Net postretirement cost	$ 188	$ 197	$ 155

Special termination benefits in the above tables represent costs associated with our Performance Excellence Process.

Retrospective application of the changes required by SFAS No. 158 is prohibited; therefore certain disclosures below are not comparable.

(in Millions)	2007	2006
Other changes in plan assets and APBO recognized in other comprehensive income and regulatory assets		
Net actuarial (gain)	$ (299)	$ N/A
Amortization of net actuarial (gain)	(69)	N/A
Prior service (credit)	(55)	N/A
Amortization of prior service cost	2	N/A
Amortization of transition (asset)	(6)	N/A
Total recognized in other comprehensive income and regulatory assets	$ (427)	$ N/A
Total recognized in net periodic pension cost, other comprehensive income and regulatory assets	$ (239)	$ N/A
Estimated amounts to be amortized from accumulated other comprehensive income and regulatory assets into net periodic benefit cost during next fiscal year		
Net actuarial loss	$ 38	$ 66
Prior service (credit)	$ (6)	$ (2)
Net transition obligation	$ 2	$ 7

The above table represents disclosure required by SFAS No. 158 beginning in 2007.

The following table reconciles the obligations, assets and funded status of the plans including amounts recorded as accrued postretirement cost in the Consolidated Statement of Financial Position at December 31:

(in Millions)	2007	2006
Change in accumulated postretirement benefit obligation		
Accumulated postretirement benefit obligation, beginning of year	$ 2,184	$ 1,991
Service cost	62	59
Interest cost	118	115
Actuarial (gain) loss	(297)	101
Plan amendments	(55)	2
Medicare Part D subsidy	7	1
Special termination benefits	2	8
Benefits paid	(99)	(93)
Accumulated postretirement benefit obligation, end of year	$ 1,922	$ 2,184
Change in plan assets		
Plan assets at fair value, beginning of year	$ 794	$ 713
Actual return on plan assets	69	86
Company contributions	56	60
Benefits paid	(84)	(65)
Plan assets at fair value, end of year	$ 835	$ 794
Funded status of the plans, as of November 30	$ (1,087)	$ (1,390)
December adjustment	(7)	(24)
Funded status, as of December 31	$ (1,094)	$ (1,414)
Noncurrent liabilities	$ (1,094)	$ (1,414)
Amounts recognized in accumulated other comprehensive loss, pre-tax		
Net actuarial loss	$ 75	$ 85
Prior service (credit)	$ (48)	$ (44)
Net transition (asset)	$ (18)	$ (35)
Amounts recognized in regulatory assets		
Net actuarial loss	$ 458	$ 816
Prior service cost	$ 9	$ 36
Net transition obligation	$ 29	$ 74

Assumptions used in determining the projected benefit obligation and net benefit costs are listed below:

	2007	2006	2005
Projected benefit obligation			
Discount rate	6.50%	5.70%	5.90%
Net benefit costs			
Discount rate	5.70%	5.90%	6.00%
Expected long-term rate of return on plan assets	8.75%	8.75%	9.00%
Health care trend rate pre-65	8.00%	9.00%	9.00%
Health care trend rate post-65	7.00%	8.00%	8.00%
Ultimate health care trend rate	5.00%	5.00%	5.00%
Year in which ultimate reached	2011	2011	2011

A one-percentage-point increase in health care cost trend rates would have increased the total service cost and interest cost components of benefit costs by $27 million and increased the accumulated benefit obligation by $227 million at December 31, 2007. A one-percentage-point decrease in the health care cost trend rates would have decreased the total service and interest cost components of benefit costs by $24 million and would have decreased the accumulated benefit obligation by $217 million at December 31, 2007.

At December 31, 2007, the benefits expected to be paid, including prescription drug benefits, in each of the next five years and in the aggregate for the five fiscal years thereafter are as follows:

(in Millions)	
2008	$ 121
2009	130
2010	135
2011	141
2012	145
2013 – 2017	780
Total	$ 1,452

The process used in determining the long-term rate of return for assets and the investment approach for the Company's other postretirement benefits plans is similar to those previously described for its qualified pension plans.

The Company's plans' weighted-average asset allocations by asset category at December 31 were as follows:

	2007	2006
Equity securities	68%	68%
Debt securities	20	25
Other	12	7
	100%	100%

The Company's plans' weighted-average asset target allocations by asset category at December 31, 2007 were as follows:

Equity securities	55%
Debt securities	20
Other	25
	100%

In December 2003, the Medicare Act was signed into law which provides for a non-taxable federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least "actuarially equivalent" to the benefit established by law. The effects of the subsidy reduced net periodic postretirement benefit costs by $16 million in 2007, $17 million in 2006, and $20 million in 2005.

At December 31, 2007, the gross amount of federal subsidies expected to be received in each of the next five years and in the aggregate for the five fiscal years thereafter was as follows:

(in Millions)	
2008	$ 5
2009	5
2010	5
2011	6
2012	6
2013 – 2017	34
Total	$ 61

Grantor Trust

MichCon maintains a Grantor Trust that invests in life insurance contracts and income securities. Employees and retirees have no right, title or interest in the assets of the Grantor Trust, and MichCon can revoke the trust subject to providing the MPSC with prior notification. The Company accounts for its investment at fair value with unrealized gains and losses recorded to earnings.

Note 18 — Stock-Based Compensation

The DTE Energy Stock Incentive Plan permits the grant of incentive stock options, non-qualifying stock options, stock awards, performance shares and performance units. Participants in the plan include the Company's employees and members of its Board of Directors. In 2006, the Company adopted a new Long-Term Incentive Program (LTIP).

The following are the key points of the LTIP:

- Authorized limit is 9,000,000 shares of common stock;
- Prohibits the grant of a stock option with an exercise price that is less than the fair market value of the Company's stock on the date of the grant; and
- Imposes the following award limits to a single participant in a single calendar year, (1) options for more than 500,000 shares of common stock; (2) stock awards for more than 150,000 shares of common stock; (3) performance share awards for more than 300,000 shares of common stock (based on the maximum payout under the award); or (4) more than 1,000,000 performance units, which have a face amount of $1.00 each.

Effective January 1, 2006, the Company adopted SFAS No. 123(R), *Share-Based Payment*, using the modified prospective transition method. Under this method, the Company records compensation expense at fair value over the vesting period for all awards it grants after the date it adopted the standard. In addition, the Company is required to record compensation expense at fair value (as previous awards continue to vest) for the unvested portion of previously granted stock option awards that were outstanding as of the date of adoption. Pre-adoption grants of stock awards and performance shares will continue to be expensed. DTE Energy did not make the one-time election to adopt the alternative transition method described in FSP SFAS No. 123(R)-3, *Transition Election Related to Accounting for the Tax Effect of Share-Based Payment Awards*, but has chosen instead to follow the original guidance provided by SFAS No. 123(R) in accounting for the tax effects of stock based compensation awards.

Stock-based compensation for the reporting periods is as follows:

(in Millions)	2007	2006	2005
Stock-based compensation expense	$ 28	$ 24	$ 13
Tax benefit of compensation expense	$ 10	$ 8	$ 5

The cumulative effect of the adoption of SFAS No. 123(R) in 2006 was an increase in net income of $1 million as a result of estimating forfeitures for previously granted stock awards and performance shares. The Company has not restated any prior periods as a result of the adoption of SFAS No. 123(R). The Company generally purchases shares on the open market for options that are exercised or it may settle in cash other stock-based compensation.

Options

Options are exercisable according to the terms of the individual stock option award agreements and expire 10 years after the date of the grant. The option exercise price equals the fair value of the stock on the date that the option was granted. Stock options granted vest ratably over a three-year period.

Stock option activity was as follows:

	Number of Options	Weighted Average Exercise Price	(in Millions) Aggregate Intrinsic Value
Options outstanding at January 1, 2007	5,667,197	$ 41.60	
Granted	419,400	$ 47.57	
Exercised	(1,654,148)	$ 41.07	
Forfeited or expired	(37,640)	$ 43.45	
Options outstanding at December 31, 2007	4,394,809	$ 42.37	$ 26
Options exercisable at December 31, 2007	3,306,313	$ 41.36	$ 23

As of December 31, 2007, the weighted average remaining contractual life for the exercisable shares is 4.91 years. As of December 31, 2007, 1,088,496 options were non-vested. During 2007, 874,984 options vested.

The weighted average grant date fair value of options granted during 2007, 2006, and 2005 was $6.46, $6.12, and $5.89, respectively. The intrinsic value of options exercised for the years ended December 31, 2007, 2006 and 2005 was $16 million, $6 million, and $8 million, respectively. Total option expense recognized during 2007 and 2006 was $4 million and $6 million, respectively.

The number, weighted average exercise price and weighted average remaining contractual life of options outstanding were as follows:

Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
$27.00-$38.00	188,531	$30.89	1.88
$38.01-$42.00	1,997,431	$40.64	4.83
$42.01-$45.00	1,446,534	$43.91	7.00
$45.01-$50.00	762,313	$46.77	6.72
	4,394,809	$42.37	5.74

The Company determined the fair value for these options at the date of grant using a Black-Scholes based option pricing model and the following assumptions:

	December 31		
	2007	2006	2005
Risk-free interest rate	4.71%	4.58%	3.93%
Dividend yield	4.38%	4.75%	4.60%
Expected volatility	17.99%	19.79%	19.56%
Expected life	6 years	6 years	6 years

In connection with the adoption of SFAS No. 123(R), the Company reviewed and updated its forfeiture, expected term and volatility assumptions. The Company modified option volatility to include both historical and implied share-price volatility. Implied volatility is derived from exchange traded options on DTE Energy common stock. The Company's expected life estimate is based on industry standards.

Pro forma information for the period ended December 31, 2005 is provided to show what the Company's net income and earnings per share would have been if compensation costs had been determined as prescribed by SFAS No. 123(R):

	December 31
(in Millions, except per share amounts)	2005
Net income as reported	$ 537
Less: total stock-based expense	(4)
Pro forma net income	$ 533
Earnings per share	
Basic – as reported	$ 3.07
Basic – pro forma	$ 3.05
Diluted – as reported	$ 3.05
Diluted – pro forma	$ 3.03

Stock Awards

Stock awards granted under the plan are restricted for varying periods, which are generally for three years. Participants have all rights of a shareholder with respect to a stock award, including the right to receive dividends and vote the shares. Prior to vesting in stock awards, the participant: (i) may not sell, transfer, pledge, exchange or otherwise dispose of shares; (ii) shall not retain custody of the share certificates; and (iii) will deliver to the Company a stock power with respect to each stock award.

The stock awards are recorded at cost that approximates fair value on the date of grant. The cost is amortized to compensation expense over the vesting period.

Stock award activity for the periods ended December 31 was:

	2007	2006	2005
Fair value of awards vested (in Millions)	$ 10	$ 5	$ 4
Restricted common shares awarded	620,125	282,555	288,360
Weighted average market price of shares awarded	$ 49.48	$ 43.64	$ 44.95
Compensation cost charged against income (in Millions)	$ 16	$ 10	$ 8

The following table summarizes the Company's stock awards activity for the period ended December 31, 2007:

	Restricted Stock	Weighted Average Grant Date Fair Value
Balance at January 1, 2007	666,136	$ 43.20
Grants	620,125	$ 49.48
Forfeitures	(62,139)	$ 46.55
Vested	(239,812)	$ 41.53
Balance at December 31, 2007	984,310	$ 47.36

Performance Share Awards

Performance shares awarded under the plan are for a specified number of shares of common stock that entitle the holder to receive a cash payment, shares of common stock or a combination thereof. The final value of the award is determined by the achievement of certain performance objectives and market conditions. The awards vest at the end of a specified period, usually three years. The Company accounts for performance share awards by accruing compensation expense over the vesting period based on: (i) the number of shares expected to be paid which is based on the probable achievement of performance objectives; and (ii) the grant date fair value of the shares.

The Company recorded compensation expense as follows:

(in Millions)	2007	2006	2005
Compensation expense	$ 7	$ 8	$ 5
Cash settlements (1)	$ 5	$ 4	$ 5

(1) Approximates the intrinsic value of the liability.

During the vesting period, the recipient of a performance share award has no shareholder rights. However, recipients will be paid an amount equal to the dividend equivalent on such shares. Performance share awards are nontransferable and are subject to risk of forfeiture.

The following table summarizes the Company's performance share activity for the period ended December 31, 2007:

	Performance Shares
Balance at January 1, 2007	1,035,696
Grants	489,765
Forfeitures	(84,043)
Payouts	(267,265)
Balance at December 31, 2007	1,174,153

Unrecognized Compensation Costs

As of December 31, 2007, there was $37 million of total unrecognized compensation cost related to non-vested stock incentive plan arrangements. That cost is expected to be recognized over a weighted-average period of 1.28 years.

	(In Millions) Unrecognized Compensation Cost	(in years) Weighted Average to be Recognized
Stock awards	$ 22	1.16
Performance shares	13	1.48
Options	2	1.26
	$ 37	1.28

The tax benefit realized for tax deductions related to the Company's stock incentive plan totaled $10 million for the period ended December 31, 2007. Approximately $1.4 million, $1.6 million, and $1 million of compensation cost was capitalized as part of fixed assets during 2007, 2006, and 2005, respectively.

Note 19 —
Segment And Related Information

The Synthetic Fuel business had been shown as a non-utility segment through the third quarter of 2007. Due to the expiration of synfuel production tax credits at the end of 2007, the Synthetic Fuel business ceased operations and has been classified as a discontinued operation as of December 31, 2007.

Based on the following structure, the Company sets strategic goals, allocates resources and evaluates performance:

Electric Utility

- Consists of Detroit Edison, the company's electric utility whose operations include the power generation and electric distribution facilities that service approximately 2.2 million residential, commercial and industrial customers throughout southeastern Michigan.

Gas Utility

- Consists of the gas distribution services provided by MichCon, a gas utility that purchases, stores and distributes natural gas throughout Michigan to approximately 1.3 million residential, commercial and industrial customers and Citizens, a gas utility that distributes natural gas to approximately 17,000 customers in Adrian, Michigan.

Non-Utility Operations

- *Coal and Gas Midstream*, primarily consisting of coal transportation and marketing, and gas pipelines, processing and storage;
- *Unconventional Gas Production*, primarily consisting of unconventional gas project development and production;
- *Power and Industrial Projects*, primarily consisting of projects that deliver energy and utility-type products and services to industrial, commercial and institutional customers, and biomass energy projects; and
- *Energy Trading*, consisting of energy marketing and trading operations.

Corporate & Other

- Consists of corporate staff functions that are fully allocated to the various segments based on services utilized. Additionally, Corporate & Other holds certain non-utility debt and energy-related investments.

The income tax provisions or benefits of DTE Energy's subsidiaries are determined on an individual company basis and recognize the tax benefit of production tax credits and net operating losses. The subsidiaries record income tax payable to or receivable from DTE Energy resulting from the inclusion of its taxable income or loss in DTE Energy's consolidated federal tax return.

Inter-segment billing for goods and services exchanged between segments is based upon tariffed or market-based prices of the provider and primarily consists of power sales, gas sales and coal transportation services in the following segments:

(in Millions)	2007	2006	2005
Electric Utility	$ 36	$ 59	$ 207
Gas Utility	5	16	13
Coal and Gas Midstream	191	180	152
Unconventional Gas Production	64	134	154
Power and Industrial Projects	23	6	6
Energy Trading	7	75	116
Corporate & Other	(35)	7	54
	$ 291	$ 477	$ 702

Financial data of the business segments follows:

(in Millions) 2007	Operating Revenue	Depreciation, Depletion & Amortization	Interest Income	Interest Expense	Income Taxes	Net Income	Total Assets	Goodwill	Capital Expenditures
Electric Utility	$ 4,900	$ 764	$ (7)	$ 294	$ 149	$ 317	$ 14,854	$ 1,206	$ 809
Gas Utility	1,875	93	(10)	61	23	70	3,266	772	226
Non-utility Operations:									
Coal and Gas Midstream	837	8	(2)	14	30	53	540	13	53
Unconventional Gas Production (1)	(228)	22	–	13	(117)	(217)	355	2	161
Power and Industrial Projects	473	39	(9)	25	(5)	30	471	27	48
Energy Trading	955	5	(5)	11	17	32	1,125	17	2
	2,037	74	(16)	63	(75)	(102)	2,491	59	264
Corporate & Other (1)	(15)	1	(51)	174	267	502	2,369	–	–
Reconciliation and Eliminations	(291)	–	59	(59)	–	–	–	–	–
Total from Continuing Operations	$ 8,506	$ 932	$ (25)	$ 533	$ 364	787	22,980	2,037	1,299
Discontinued Operations (Note 3)						205	774	–	–
Reconciliation and Eliminations						(21)	–	–	–
Total from Discontinued Operations						184	774	–	–
Total						$ 971	$ 23,754	$ 2,037	$ 1,299

(1) Operating Revenues and Net Loss of the Unconventional Gas Production segment in 2007 reflect the recognition of losses on hedge contracts associated with the Antrim sale transaction. Net Income of the Corporate & Other segment in 2007 results principally from the gain recognized on the Antrim sale transaction. See Note 3.

(in Millions) 2006	Operating Revenue	Depreciation, Depletion & Amortization	Interest Income	Interest Expense	Income Taxes	Net Income	Total Assets	Goodwill	Capital Expenditures
Electric Utility	$ 4,737	$ 809	$ (4)	$ 278	$ 161	$ 325	$ 14,540	$ 1,206	$ 972
Gas Utility	1,849	94	(9)	67	11	50	3,123	773	155
Non-utility Operations:									
Coal and Gas Midstream	707	4	(3)	10	28	50	435	13	53
Unconventional Gas Production	99	27	–	13	5	9	611	8	186
Power and Industrial Projects	409	48	(8)	29	(56)	(80)	864	36	35
Energy Trading	830	6	(12)	15	49	96	1,220	17	2
	2,045	85	(23)	67	26	75	3,130	74	276
Corporate & Other	5	2	(52)	174	(52)	(61)	2,307	–	–
Reconciliation and Eliminations	(477)	–	62	(61)	–	–	–	–	–
Total from Continuing Operations	$ 8,159	$ 990	$ (26)	$ 525	$ 146	389	23,100	2,053	1,403
Discontinued Operations (Note 3)						43	685	4	–
Cumulative Effect of Accounting Change						1	–	–	–
Total						$ 433	$ 23,785	$ 2,057	$ 1,403

(in Millions) 2005	Operating Revenue	Depreciation, Depletion & Amortization	Interest Income	Interest Expense	Income Taxes	Net Income	Total Assets	Goodwill	Capital Expenditures
Electric Utility	$ 4,462	$ 640	$ (3)	$ 267	$ 149	$ 277	$ 13,112	$ 1,207	$ 722
Gas Utility	2,138	95	(10)	58	(2)	37	3,101	772	128
Non-utility Operations:									
Coal and Gas Midstream	707	3	(3)	4	22	45	373	12	28
Unconventional Gas Production	74	20	–	8	1	4	434	8	144
Power and Industrial Projects	428	48	(5)	20	(7)	4	1,043	37	29
Energy Trading	977	4	(3)	17	(23)	(43)	1,834	17	8
	2,186	75	(11)	49	(7)	10	3,684	74	209
Corporate & Other	10	–	(40)	187	(34)	(52)	2,358	–	4
Reconciliation and Eliminations	(702)	–	42	(43)	–	–	–	–	–
Total from Continuing Operations	$ 8,094	$ 810	$ (22)	$ 518	$ 106	272	22,255	2,053	1,063
Discontinued Operations (Note 3)						268	1,080	4	2
Cumulative Effect of Accounting Change						(3)	–	–	–
Total						$ 537	$ 23,335	$ 2,057	$ 1,065

Note 20 —
Supplementary Quarterly Financial Information (Unaudited)

Quarterly earnings per share may not total for the years, since quarterly computations are based on weighted average common shares outstanding during each quarter. Synthetic Fuels was reported as a discontinued operation beginning in the fourth quarter of 2007, resulting in the adjustment of prior quarterly results. See Note 3.

(in Millions, except per share amounts)	First Quarter	Second Quarter(1)	Third Quarter	Fourth Quarter(2)	Year
2007					
Operating Revenues	$ 2,463	$ 1,692	$ 2,140	$ 2,211	$ 8,506
Operating Income	$ 270	$ 736	$ 298	$ 331	$ 1,635
Net Income					
From continuing operations	$ 96	$ 348	$ 152	$ 191	$ 787
Discontinued operations	38	37	45	64	184
Total	$ 134	$ 385	$ 197	$ 255	$ 971
Basic Earnings per Share					
From continuing operations	$ .54	$ 2.00	$ .93	$ 1.17	$ 4.64
Discontinued operations	.22	.21	.27	.40	1.09
Total	$ .76	$ 2.21	$ 1.20	$ 1.57	$ 5.73
Diluted Earnings per Share					
From continuing operations	$ .54	$ 1.99	$ .92	$ 1.17	$ 4.62
Discontinued operations	.22	.21	.27	.39	1.08
Total	$ .76	$ 2.20	$ 1.19	$ 1.56	$ 5.70
2006					
Operating Revenues	$ 2,361	$ 1,706	$ 2,054	$ 2,038	$ 8,159
Operating Income	$ 295	$ 138	$ 335	$ 292	$ 1,060
Net Income (Loss)					
From continuing operations	$ 115	$ 2	$ 146	$ 126	$ 389
Discontinued operations	20	(35)	42	16	43
Cumulative effect of accounting change	1	–	–	–	1
Total	$ 136	$ (33)	$ 188	$ 142	$ 433
Basic Earnings (Loss) per Share					
From continuing operations	$ .64	$ .01	$ .83	$ .71	$ 2.19
Discontinued operations	.12	(.20)	.23	.09	.24
Cumulative effect of accounting change	.01	–	–	–	.01
Total	$ .77	$ (.19)	$ 1.06	$ .80	$ 2.44
Diluted Earnings (Loss) per Share					
From continuing operations	$ .64	$ .01	$ .83	$ .71	$ 2.18
Discontinued operations	.12	(.20)	.23	.09	.24
Cumulative effect of accounting change	–	–	–	–	.01
Total	$ .76	$ (.19)	$ 1.06	$ .80	$ 2.43

(1) In the second quarter of 2007, the Company recorded a $900 million ($580 million after-tax) gain on the Antrim sale transaction and $323 million ($210 million after-tax) of losses on hedge contracts associated with the Antrim sale. In the second quarter of 2006, the Company recorded impairments, reserves and deferrals of potential gains in the synthetic fuel business. See Note 3.

(2) In the fourth quarter of 2007, the Company recorded adjustments that increased operating income by $20 million ($13 million after-tax) to correct prior amounts. These adjustments were primarily to record property, plant and equipment and deferred CTA costs at Detroit Edison for expenditures that had been expensed in earlier quarters of 2007.

Senior Leader Team

***Tony Earley**, Chairman and Chief Executive Officer

***Gerry Anderson**, President, and Chief Operating Officer

Skiles Boyd, Vice President, Environmental Management and Resources, Detroit Edison

Chris Brown, Executive Vice President, DTE Energy Resources

Dan Brudzynski, Vice President, Regulatory Affairs

***Bob Buckler**, President and Chief Operating Officer, Detroit Edison and Group President, DTE Energy

JoAnn Chavez, Vice President and Chief Tax Officer

Peter Cianci, President, Gas Pipelines, Processing and Storage, MichCon

Mark Cousino, President, DTE Biomass Energy

Jack Davis, Senior Vice President and Chief Nuclear Officer, Detroit Edison

Vince Dow, Vice President, Distribution Operations, Detroit Edison

***Lynne Ellyn**, Senior Vice President and Chief Information Officer

***Sandy Ennis**, Corporate Secretary and Chief of Staff

Harold Gardner, Senior Vice President and Assistant to the Chairman

Joyce Hayes-Giles, Senior Vice President, Customer Service, Detroit Edison and MichCon

***Paul Hillegonds**, Senior Vice President, Corporate Affairs

Tom Hughes, Associate General Counsel and Chief Compliance Officer and Vice President and General Counsel, Detroit Edison and MichCon

Nick Khouri, Vice President and Treasurer

Steve Kurmas, Executive Vice President, Fossil Generation, Detroit Edison

Trevor Lauer, Vice President, Retail Marketing, Detroit Edison and MichCon

Steve Mabry, President, DTE Energy Trading

Ron May, Senior Vice President, Major Enterprise Projects

***Dave Meador**, Executive Vice President and Chief Financial Officer

***Jerry Norcia**, President and Chief Operating Officer, MichCon and Group President, DTE Energy

***Peter Oleksiak**, Vice President and Controller

Sharon O'Niel, Vice President, Common Process Governance

Matt Paul, President, DTE Coal Services

***Bruce Peterson**, Senior Vice President and General Counsel

Michael Porter, Vice President, Corporate Communications

Bob Richard, Senior Vice President, Gas Operations, MichCon

David Ruud, President, DTE Energy Services

Fred Shell, Vice President, Corporate and Government Affairs

Knut Simonsen, Senior Vice President, DTE Energy Resources

***Larry Steward**, Vice President, Human Resources

Mark Stiers, Vice President, Gas Sales and Supply, MichCon

Paul Teske, President, DTE Gas Resources

Jim Tompkins, General Auditor

* Denotes executive officers

Other Information About DTE Energy

DTE Energy common stock is listed on the New York Stock Exchange (symbol DTE). The following table indicates the reported high and low sale prices on the New York Stock Exchange Composite Tape for DTE Energy common stock and dividends paid per share for each quarterly period during the past two years:

Calendar	Quarter	High	Low	Dividends Paid Per Share
2007	First	$ 49.42	45.14	0.530
	Second	54.74	47.22	0.530
	Third	51.74	45.26	0.530
	Fourth	51.19	43.96	0.530
2006	First	$ 44.23	$ 40.00	$ 0.515
	Second	41.91	38.77	0.515
	Third	43.63	40.26	0.515
	Fourth	49.24	41.37	0.530

As of Dec. 31, 2007, 163,232,095 shares of the company's common stock were outstanding. These shares were held by a total of 85,481 shareholders of record.

Distribution of ownership of DTE Energy common stock as of Dec. 31, 2007:

Type of Owner	Owners	Shares
Joint Accounts	30,735	12,722,080
Individual	35,626	10,881,656
Individual Custodian	15,427	6,102,748
Trust Accounts	2,585	1,929,939
Banks & Nominees	21	130,907,192
Corporations & Insurance Co's.	115	277,608
Fiduciary Corporation	344	62,038
Institutions & Foundations	34	42,640
Brokers/Security Dealers	37	16,331
Churches & Religious Orgs.	93	26,449
All Others	464	263,414
Total	**85,481**	**163,232,095**

State and Country	Owners	Shares
Michigan	44,427	17,794,071
Florida	4,872	2,092,939
California	4,148	1,397,637
New York	3,227	132,028,752
Illinois	3,161	1,210,653
Ohio	2,623	859,417
44 Other States	22,660	7,726,639
Foreign Countries	363	121,987
Total	**85,481**	**163,232,095**

Annual Meeting of Shareholders

The 2008 Annual Meeting of DTE Energy Shareholders will be held Thursday, May 15, 2008, at 10 a.m. EDT in the DTE Energy Building, 660 Plaza Drive, Detroit, MI.

Corporate Address

DTE Energy, 2000 Second Ave.
Detroit, MI 48226-1279
Telephone: **313.235.4000**
dteenergy.com

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
600 Renaissance Center, Suite 900
Detroit, MI 48243-1704

Form 10-K

We will provide, without charge to shareholders, copies of our Annual Report on Form 10-K filed with the Securities and Exchange Commission. Written requests should be directed to: Sandra Kay Ennis
Corporate Secretary
DTE Energy, 2000 Second Ave., Room 2465 WCB
Detroit, MI 48226-1279
dteenergy.com/investors

Officer Certifications

In 2007, our chief executive officer (CEO) submitted to the New York Stock Exchange (NYSE) the annual CEO certification regarding DTE Energy's compliance with the NYSE's corporate governance listing standards, stating that he was not aware of any violation of the NYSE corporate governance listing standards. Our CEO made his annual certification to the NYSE as of May 23, 2007. In addition, we have filed as exhibits to the Annual Report on Form 10-K with the Securities and Exchange Commission, the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of the company's public disclosures in the fiscal year-end 2007 reports.

Transfer Agent and Registrar of Stock

The Bank of New York Mellon
DTE Energy, c/o BNY Mellon Shareowner Services
P.O. Box 358015, Pittsburgh, PA 15252-8015
Telephone: **866.388.8558**
Web site: bnymellon.com/shareowner/isd

Shareholder Inquiries and Other Information

DTE Energy, c/o BNY Mellon Shareowner Services
P.O. Box 358015, Pittsburgh, PA 15252-8015
Telephone: **866.388.8558**
E-mail inquiries to: shrrelations@bnymellon.com

DTE Energy shareholders of record can authorize the agent to deposit their dividend payments to a financial institution account of their choice on the payment date, or they can reinvest their dividends and purchase DTE Energy common stock through the Dividend Reinvestment & Stock Purchase Plan. In addition, shareholders of record who currently have or expect to have Internet access can consent to receive their future annual report and proxy materials over the Internet. By electing electronic delivery, you are stating that you currently have or expect to have access to the Internet. For more information about these and other shareholder services, visit the agent's Web site, bnymellon.com/shareowner/isd or call **866.388.8558**

DTE LISTED NYSE

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Clifton, NJ

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This annual report was designed, photographed and written by DTE Energy Corporate Communications.

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END